PTM Waterberg Technical Report
The preliminary economic assessment on Waterberg joint
venture project, Limpopo province, South Africa.

TECHNICAL REPORT

THE PRELIMINARY ECONOMIC ASSESSMENT ON WATERBERG

JOINT VENTURE PROJECT, LIMPOPO PROVINCE, SOUTH AFRICA.

(23°22’01” south latitude and 28°49’42” east longitude)

Prepared by WorleyParsons RSA for Platinum Group Metals RSA (Pty) Ltd.

Qualified Persons:

1.	Michael Roberts, PhD (Mining Engineering), MSc DIC (Structural Geology and Rock Mechanics), BSc (Hons), Fellow SAIMM.

2.	Kenneth G Lomberg, BSc (Hons) Geology, BCom, MEng, Pr.Sci.Nat, FGSSA.

Effective Date:

February 14, 2014

Certificate of Qualified Person

As the author of the technical report titled “The preliminary economic assessment on Waterberg joint venture project, Limpopo province, South Africa." dated effective February 14, 2014 (the “Report”), I hereby certify:

1.

My name is Michael Kilroe Charles Roberts and I am a Principal Rock Engineering Consultant, with the firm of WorleyParsons RSA of Level 1, 54 Melrose Boulevard, Melrose Arch, Johannesburg 2107, South Africa.

2.	I am a practising rock engineering consultant and a fellow of the Southern African Institute of Mining and Metallurgy (SAIMM).
3.

I am a graduate of the University of the Witwatersrand, and have a PhD in Mining Engineering (1999) and a BSc (Honours) in geology (1974). I am also a graduate of the Royal School of Mines, Imperial College, University of London, United Kingdom where I obtained a MSc DIC in Structural Geology and Rock Mechanics, (1977). I obtained my Chamber of Mines certificate in Rock Engineering in 1981.

4.	I have practiced my profession continuously since 1981. I have more than thirty years of rock engineering experience including,
	a.	1981 – 1985, Rock Engineering Manager at Randfontein Estates Gold Mine.
b.

1985 – 2008, Various positions at the Chamber of Mines Research Organization later CSIR that include Head of the Stope and Tunnel Support Section, Programme Manager of the Rock Engineering Programme and Divisional Fellow to the Rock Engineering Programme with a publication record of 54 authored and co-authored technical papers.

	c.	2008 –2013, Head of Rock Engineering Department TWP later WorleyParsons RSA.
	d.	2013 – Present, Principal Rock Engineering Consultant, WorleyParsons RSA
5.	I am a “qualified person” as that term is defined in, and for the purposes of, National Instrument 43-101 Standards of Disclosure for Mineral Projects (the “Instrument”).
6.	I have not had prior involvement, with the property that is the subject of the Technical Report.
7.	I have visited the Waterberg Joint Venture Project for personal inspection February 14, 2014 and the Waterberg Extension Project for personal inspection February 14, 2014.
8.	I am responsible for Sections 1, 2, 3, 4, 5, 6, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26 and 27 of the Technical Report..
9.	I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the Report misleading.
10.	I am independent of Platinum Group Metals Ltd. pursuant to section 1.5 of the Instrument.
11.	I have read the Instrument and Form 43-101F1 (the “Form) and the Report has been prepared in compliance with the Instrument and the Form.
12.

I do not have nor do I expect to receive a direct or indirect interest in the mineral properties of Platinum Group Metals Ltd., and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd. or any associate or affiliate of such company.

13.

At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at Johannesburg, South Africa, on March 13, 2014

Michael, Roberts
PhD, MSc, Fellow SAIMM.
DIC Structural Geology and Rock Mechanics,
BSc (Honours), University of the Witwatersrand, 1974.
Principal Rock Engineering Consultant, WorleyParsons RSA

Certificate of Qualified Person
As the author of the report entitled “The Preliminary Economic Assessment on Waterberg Joint Venture Project, Limpopo Province, South Africa. (23°22’01” south latitude and 28°49’42” east longitude) " dated effective February 14, 2014 ‘ (the “Report”), I hereby state:-

1.	My name is Kenneth Graham Lomberg and I am Principal Consultant Resources with the firm of Coffey Mining Pty. Ltd. of 604 Kudu Avenue, Allen’s Nek 1737, Gauteng, South
Africa.
2.	I am a practising geologist registered with the South African Council for Natural Scientific
Professions (Pr.Sci.Nat.).
3.

I am a graduate of the University of Cape Town and hold a Bachelor of Science with Honours (Geology) degree (1984) from this institute. I also hold a Bachelor of Commerce degree (1993) from the University of South Africa and a Masters in Engineering (2011) from The University of the Witwatersrand.

4.

I have practiced my profession continuously since 1985. I have over 5 years of relevant experience having completed mineral resource estimations on various properties located on the Bushveld Complex hosting Magmatic Layered Intrusive style mineralization.

5.	I am a “qualified person” as that term is defined in and for the purposes of the National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (the “Instrument”).
6.	I have performed consulting services and reviewed files and data supplied by Platinum Group Metals Ltd between April 2012 and September 2013.
7.	I have visited the Waterberg Platinum Project for personal inspection on April 16-18 2012,
August 16-18 2012, August 21-22 2012, January 13-15 2013 and 24 July 2013.
8.	I prepared or assisted in preparing sections 1, 2, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14 of this Report.
9.	I am not aware of any material fact or material change with respect to the subject matter of the Report, which is not reflected in the Report, the omission of which would make the
Report misleading.
10.	I am independent of Platinum Group Metals Ltd pursuant to section 1.5 of the Instrument.
11.	I have read the National Instrument and Form 43-101F1 (the “Form) and the Report has been prepared in compliance with the Instrument and the Form.
12.

I do not have nor do I expect to receive a direct or indirect interest in the Mineral Properties of Platinum Group Metals Ltd, and I do not beneficially own, directly or indirectly, any securities of Platinum Group Metals Ltd or any associate or affiliate of such company.

13.	I have not been involved in any capacity on the Waterberg Platinum Project prior to April 2012 after which time I prepared an independent mineral resource estimate on the
Waterberg Platinum Project.
14.

At the effective date of the Report, to the best of my knowledge, information and belief, the Report contains all scientific and technical information that is required to be disclosed to make the Report not misleading.

Dated at Johannesburg, South Africa, on 13 March 2014

[Signed]
Kenneth Lomberg	B.Sc Hons (Geology), B.Com, M.Eng., Pr.Sci.Nat.
Senior Principal

Table of Contents

1 SUMMARY	25

1.1 Property Description	25

1.2 Ownership	26

1.2.1 Waterberg Joint Venture	26

1.2.2 Waterberg Extension	26

1.3 Geology	27

1.4 Mineralization	27

1.4.1 T-Zone	28

1.4.2 F – Zone	28

1.5 Status of Exploration	28

1.5.1 Geochemical Soil Sampling	29

1.5.2 Geophysical Surveys	29

1.5.3 Drilling	29

1.6 Development and Operations	29

1.7 Mineral Resource Estimate	29

1.8 Qualified persons conclusions and recommendations	30

1.8.1 Geology and Mineralization	30

1.8.2 Status of Exploration	30

1.8.3 Mineral Resource Estimate	31

1.8.4 Mine design and schedule	31

1.8.5 Infrastructure	31

1.8.6 Capital and Operating cost estimation	31

1.8.7 Financial Valuation	31

1.8.8 Recommendations	31

2 INTRODUCTION	33

2.1 Issuer of Report	33

2.2 Terms of reference and purpose for which the technical report was prepared	33

2.2.1Terms of reference	33

2.2.2 Purpose of Report	34

2.3 Sources of information and data contained in the technical report	34

2.3.1 Geology and Mineralization	34

2.3.2 Exploration	34

2.3.3 Ownership	34

2.3.4 Mineral Resource Estimate	34

2.3.5 Mineral processing and metallurgical testing	35

2.3.6 Rock Engineering	35

2.3.7 Mine Design and Scheduling	35

2.3.8 Mine ventilation and cooling	36

2.3.9 Project Infrastructure	36

2.3.10 Environmental studies, permitting, social impact and community relations	36

2.3.11 Capital Cost Estimate	36

2.3.12 Operating Cost Estimate	37

2.3.13 Economic Analysis	37

2.3.14 Details of Adjacent Properties	37

2.4 Details of the personal inspection on the property by each qualified person	37

3 RELIANCE ON OTHER EXPERTS	38

3.1 Mining Tenure	38

3.1.1 Source of the information	38

3.1.2 Extent of reliance	38

3.1.3 Sections of Report Reliant on Data	38

3.2 Exploration	38

3.2.1 Source of the information	38

3.2.2 Extent of reliance	38

3.2.3 Sections of Report Reliant on Data	38

3.3 Mineral Processing and Metallurgical Testing	38

3.3.1 Source of the information	38

3.3.2 Extent of reliance	39

3.3.3 Sections of Report Reliant on Data	39

3.4 Mine Ventilation and cooling Design	39

3.4.1 Source of the information	39

3.4.2 Extent of reliance	39

3.4.3 Sections of Report Reliant on Data	39

3.5 Environmental Studies, Permitting, Social Impact and Community Relations	39

3.5.1 Source of the information	39

3.5.2 Extent of reliance	39

3.5.4 Sections of Report Reliant on Data	40

3.6 Operating costs	40

3.6.1 Source of the information	40

3.6.2 Extent of reliance	40

3.6.3 Sections of Report Reliant on Data	40

3.7 Economic Analysis (Financial Valuation)	41

3.7.1 Source of the information	41

3.7.2 Qualifications of the other expert and why it is reasonable for the qualified person to rely on the Data used	41

3.7.3 Significant risks associated with the valuation or pricing	41

3.7.4 Steps the qualified person took to verify the information provided	41

4 PROPERTY DESCRIPTION AND LOCATION	42

4.1 Property Area	42

4.2 Location	42

4.3 Type of mineral tenure	43

4.4 Nature and extent of the issuer's title and interest	45

4.4.1 Surface rights	45

4.4.2 Legal access	45

4.4.3 Obligations that must be met to retain the property	45

4.4.4 Expiration date of claims, licences, or other property tenure rights	45

4.4.5 Terms agreements and encumbrances to which the property is subject	49

4.4.6 Environmental liabilities to which the property is subject	51

4.4.7 Permits that must be acquired to conduct the work proposed for the property, and if the permits have been obtained	51

4.4.8 Other significant factors and risks that may affect access, title, or the right or ability to perform work on the property	51

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	52

5.1 Topography, elevation, and vegetation	52

5.2 The means of access to the property	52

5.3 Proximity of the property to a population centre, and the nature of transport	54

5.4 Climate and the length of the operating season	55

5.5 Sufficiency of surface rights for mining operations	55

5.6 Availability and sources of power, water	56

5.6.1 Water Supply	56

5.6.2 Electrical Power Supply	57

5.7 Availability of mining personnel	58

5.8 Potential tailings storage areas	58

6 EXPLORATION HISTORY	59

6.1 Type, amount, quantity, and general results of exploration and development work undertaken by any previous owners	60

6.2 Significant historical mineral resource and mineral reserve estimates	60

6.3 Production from the property	60

7 GEOLOGICAL SETTING AND MINERALIZATION	61

7.1 Regional geology	61

7.1.1 Bushveld Complex Stratigraphy	62

7.1.2The Northern Limb	64

7.1.3 The Platreef and its Mineralisation	66

7.1.4 Waterberg Group /Bushveld Complex Age Relationship	68

7.2 Waterberg JV Project Geology	69

7.2.1 Stratigraphy	70

7.2.2 Structure	73

7.2.3 Mineralised Zones/Layers	74

7.2.3.1 T-Zone mineralisation	75

7.2.3.2 F-Zone mineralisation	76

8 DEPOSIT TYPES	78

9 EXPLORATION	79

9.1.1 Surface Mapping	84

9.1.2 Geochemical Soil Sampling	84

9.1.3 Geophysical Surveys	85

10 DRILLING	86

10.1 Drilling in 2010	86

10.2 Drilling in 2011 to 2013	86

10.2.1 Diamond Core Sampling	87

10.2.2 Sample Recovery	88

10.2.3 Sample Quality	88

10.2.4 Technical Review	88

11 SAMPLE PREPARATION, ANALYSES, AND SECURITY	88

11.1 Core Handling	88

11.2 Core Logging and Identification of Mineralized Layers	89

11.3 Sampling Methodology	90

11.4 Sample quality and Sample Bias	92

11.5 Sample Preparation	93

11.6 Sample Security	93

11.6.1 Chain of Custody	94

11.6.2 Analytical Procedure	94

11.6.3 Sample Preparation	94

11.6.4 Precious Metal Determination	95

11.6.5 Base metals Determination	95

11.7 Laboratory QA/QC	95

11.7.1 Precious Metals	95

11.7.2 Base Metals	95

11.7.3 Adequacy of Procedures	96

11.7.4 Coffey: Technical Review	96

12 DATA VERIFICATION	97

12.1 Data verification procedures applied by the qualified person	97

12.1.1 Accurate Placement and Survey of Borehole Collars	97

12.1.2 Down hole Surveys	98

12.1.3 Quality Assurance and Quality Control (QA/QC) Procedures and Results	99

12.1.3.1 Standards	99

12.1.3.2 Duplicates	101

12.1.3.3 Assay Validation	102

12.1.4 Adequacy of Sampling Procedures, Security and Analytical Procedures	102

12.1.5 Quality Control	102

12.1.6 Referee Analysis	104

12.1.7 Data Quality Summary	104

13 MINERAL PROCESSING AND METALLURGICAL TESTING	105

13.1 Nature and extent of the testing and analytical procedures	105

13.2 Summary of the relevant results	105

13.3 Basis for any assumptions or predictions regarding recovery estimates	105

13.4 Degree to which the test samples are representative of the various types and styles of mineralization and the mineral deposit as a whole	106

13.5 Processing factors or deleterious elements that could have a significant effect on potential economic extraction	107

14 MINERAL RESOURCE ESTIMATE	108

14.1 Methodology	112

14.1.1 T - Zone Estimation	114

14.1.2 F - Zone Estimation	115

14.1.3 Statistical Analysis: Raw Data	117

14.1.4 Density	119

14.1.5 Compositing	119

14.1.6 Descriptive Statistics: Composites	119

14.1.7 Outlier Analysis	121

14.1.8 Block Model Development	123

14.1.8.1 T - Zone	123

14.1.8.2 F – Zone	123

14.1.9 Mineral Resource Estimate	124

14.1.9.1 T – Zone	124

14.1.9.2 F – Zone	124

14.1.10 Search Criteria	125

14.1.11 Cut off Grades	126

14.2 Classification	127

14.2.1 Classification	127

14.2.2 Mineral Resource Reporting	128

15 MINERAL RESERVE ESTIMATES	131

16 MINING METHODS	132

16.1 Proposed mining methods	132

16.1.1 Open pit	133

16.1.2 Drift and fill	134

16.1.3 Sub-level cave	134

16.1.4 Longitudinal room and pillar	134

16.1.5 Room and pillar	134

16.1.6 Reef boring	134

16.1.7 Contour drift and fill	134

16.1.8 Mining Methods Evaluation Process	135

16.1.9 Mine Design Criteria	137

16.1.9.1 Development – Modified Step Room and Pillar (MSRP)	138

16.1.9.2 Production Shifts and Advance rates per crew	138

16.1.9.3 Production Stoping	139

16.1.9.4 Mine Ventilation Design	139

16.1.10 Description of Mining Methods	143

16.1.10.1 Sublevel Open Stoping	143

16.1.10.2 Modified Step Room and Pillar	144

16.2 Information used to establish the amenability or potential amenability of the mineral resources or mineral reserves to the proposed mining methods.	144

16.3 Geotechnical, hydrological, and other parameters relevant to mine or pit designs and plans	145

16.3.1 Overview of Geotechnical work	145

16.3.2 Review of ore body, hangingwall and footwall geotechnical parameters	145

16.3.3 Rock engineering mine design criteria	146

16.4 Production rates, expected mine life, mining unit dimensions, and mining dilution factors used	148

16.4.1 Mine Production Sequence and Schedule	148

16.4.1.1 Profile Interpolation	149

16.4.1.2 Distribution of Grade	150

16.4.1.3 Dilution and Mine Call Factor (MCF) Considerations	151

16.5 Requirements for stripping, underground development, and backfilling	152

16.5.1 Access to Mineralized Zones	152

16.5.2 Mineralized Rock Extraction Requirement	154

16.5.3 Mining activities Personnel requirements	155

16.6 Required mining fleet and machinery	157

16.7 Use of proposed mining methods on other operations	157

16.7.1 Step room and pillar	157

16.7.2 Sub level open Stoping	157

17 RECOVERY METHODS	158

17.1 Flow sheet of any current or proposed process plant	158

17.2 Plant design, equipment characteristics and specifications, as applicable	160

17.3 Projected requirements for energy, water, and process materials	160

18 PROJECT INFRASTRUCTURE	161

18.1 Services Supply	161

18.1.1 Assumptions	161

18.1.1.1 Potable Water Consumption	161

18.1.1.2 Mining Water Consumption	162

18.1.1.3 Mine Water Balance	163

18.1.1.4 Power Consumption	164

18.1.2 Power Supply	164

18.1.2.1 Eskom Supply to Waterberg	164

18.2 General Arrangement of site at each Portal (North F, Central F and T Mineralized Zones)	166

18.3 Surface Services Infrastructure	167

18.3.1 Temporary Power	167

18.3.2 Laydown Area	167

18.3.3 Potable Water Supply	168

18.3.4 Fuel and Oil Depot	168

18.3.5 Topsoil Stockpile	168

18.3.6 Emergency Power Generation	169

18.3.7 Sewerage Plant	169

18.3.8 Water Treatment	170

18.3.9 Offices and Changehouse	171

18.3.10 Canteen	173

18.3.11 Medical Facility	173

18.3.12 Electrical Distribution	174

18.3.13 Workshops and Material Handling and Explosives Loading	176

18.3.13.1 Surface Workshop	176

18.3.13.2 Explosives Offloading	177

18.3.13.3 Marshalling Yard	177

18.3.14 Mining Water Clarification and Storage	177

18.3.15 Batch Plant	178

18.3.16 Grout Plant	179

18.3.17 Compressed Air Supply	180

18.3.18 Mineral Storage and Handling	182

18.3.19 Fire Prevention and Detection	182

18.3.19.1 Surface Infrastructure	183

18.3.19.2 Underground Infrastructure	184

18.3.19.3 Operational philosophy	185

18.3.20 Security	185

18.3.21 Communications, Instrumentation and IT	185

18.3.21.1 Voice Communications	185

18.3.21.2 Monitoring and Control	186

18.3.21.3 Underground general	187

18.3.21.4 Underground Mineral handling	187

18.4 Underground Infrastructure North, Central and South Mineralized bodies	188

18.4.1 Decline Configurations	188

18.4.1.1 Decline 1 (Intake/RAW) and emergency exit.	188

18.4.1.2 Decline 2 - Men and Material Handling	188

18.4.1.3 Decline 3 – Rock Handling	189

18.4.2 Workshops and Maintenance	190

18.4.3 Water Handling	190

18.4.4 Compressed Air	192

18.4.5 Electrical Reticulation	192

18.4.6 Service Water Supply	192

18.5 Surface Waste Storage	192

18.5.1 Waste Rock	192

18.5.2 Tailings	193

19 MARKET STUDIES AND CONTRACTS	194

19.1 Summary of available information concerning markets for the issuer’s production	194

19.2 Nature and material terms of any agency relationships	194

19.3 Nature of any studies or analyses completed by the issuer, including any relevant market studies, commodity price projections	194

19.4 Product valuations and Market entry strategies	195

19.5 Product specification requirements	195

19.6 Contracts material to the issuer that will be required for property development	196

19.6.1 Mining	196

19.6.2 Concentrating	196

19.6.3 Smelting	196

19.6.4 Refining	196

19.6.5 Transportation	196

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	197

20.1 Results of any environmental studies and known environmental issues that could materially impact the issuer’s ability to extract the mineral resources or mineral reserves	197

20.2 Requirements and plans for waste and tailings disposal, site monitoring, and water management both during. Operations and post mine closure	197

20.3 Project permitting requirements, the status of any permit applications, and any known requirements to post performance or reclamation bonds	198

20.3.1 South African Regulatory Framework	198

20.3.2 South African Regulatory Requirements	200

20.3.3 Other Requirements	203

20.3.4 Regulatory Process	204

20.3.4.1 Prefeasibility Phase	204

20.3.4.2 Feasibility Phase	205

20.3.5 Timeframes	205

20.3.5.1 NEMA timeframe: Approximately 18 months	206

20.3.5.2 DMR timeframe: 10 months	207

20.3.5.3 IWUL Timeframe	207

20.3.5.4 Specialist Studies Timeframes	207

20.3.5.5 Risks Associated with Timeframes	208

20.4 Social or community related requirements and plans for the project	208

Ketting	208

Goedetrouw	209

20.5 Status of any negotiations or agreements with local communities	209

20.6 Mine closure (remediation and reclamation) requirements and costs	209

21 CAPITAL AND OPERATING COSTS	210

21.1 Project Capital cost	210

21.1.1 Scope of the Capital Estimate	210

21.1.2 Capital Estimate Summary and Life of Mine Cash flow	215

21.2 Project Operating cost	218

21.2.1 Executive summary	218

21.2.2 OPEX methodology	219

21.2.2.1 Data Sources	219

21.2.2.2 Assumptions	219

21.2.3 Operating costs	220

21.2.3.1 Mining	220

21.2.3.2 Equipment	221

21.2.3.3 Other Mining and Processing Costs	222

21.2.3.4 Services and Utilities	222

21.2.3.5 Environmental, H/O costs and SIBC	222

21.2.4 Labour methodology	223

21.2.4.1 Environmental, H/O costs and SIBC	227

21.2.5 Results summary	227

22 ECONOMIC ANALYSIS	231

22.1 Statement of and justification for the principal assumptions	231

22.1.1 Valuation method and scope	231

22.1.2 Selected assumptions	232

22.1.3 Financial Model Production Schedule scenario	233

22.2 Cash flow forecasts on an annual basis using mineral reserves or mineral resources and an annual production schedule for the life of project	234

22.3 Net present value (NPV), internal rate of return (IRR) and payback period of capital with imputed or actual interest	239

22.4 Taxes, royalties, and other government levies or interests applicable to the mineral project or to production, and to revenue or income from the mineral project	240

22.5 Sensitivity or other analysis using variants in commodity price, grade, capital and operating costs	241

22.6 Significant parameters and the impact of the results	244

22.6.1 Cost Models	244

23 ADJACENT PROPERTIES	245

23.1 The Pan Palladium/Impala Platinum Joint Venture	245

23.2 Mogalakwena Mine	245

23.3 Akanani Project	245

23.4 Harriet’s Wish and Aurora Projects	246

23.5 Platreef Project (Ivanplats)	246

24 OTHER RELEVANT DATA AND INFORMATION	247

25 INTERPRETATION AND CONCLUSIONS	248

25.1 Relevant results and interpretations of the information and analysis	248

25.2 Significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, mineral resource or mineral reserve estimates, or projected economic outcomes	248

25.2.1 Significant Risks	248

25.2.2 Significant Opportunities	249

25.3 Foreseeable impacts of these risks and uncertainties to the project's potential economic viability or continued viability	249

26 RECOMMENDATIONS	250

26.1 Recommended work programs and a breakdown of costs for each phase	250

26.1.1 Work Supportive of Pre-Feasibility Study	250

26.1.1.1 Environmental and permitting	251

26.1.1.2 Geotechnical test work	251

26.1.1.3 Metallurgical test work	252

26.1.1.4 Engineering trade-off studies, access logistical studies	253

THE ESTIMATED COSTS ASSOCIATED WITH THE RECOMMENDED WORK PROGRAMS ARE PRESENTED IN TABLE 57.	254

27 REFERENCES	255

List of figures

Figure 1 Location Map of Waterberg Mineral Project	25
Figure 2 Geological Map of the Bushveld Complex	27
Figure 3 Regional Location of Waterberg Project	42
Figure 4 Location of the Waterberg Extension and Waterberg Joint Venture Prospecting Rights	47
Figure 5 Extension Applications.	48
Figure 6 Schematic Diagram of the Holdings of Waterberg Joint Venture Project	50
Figure 7 Access Route to Waterberg Site	53
Figure 8 Proximity of Project Site to Population Centres	54
Figure 9 Example Haul Route for Concentrate, Used for Cost Estimation	55
Figure 10 Proposed Regional Water Supply Expansion Projects	57
Figure 11 Proposed High Voltage Power Line to Waterberg Project Site	58
Figure 12 Geological Map of the Bushveld Complex Showing the Location of the Waterberg Project	62
Figure 13 Generalised Stratigraphic Columns of the Eastern and Western Limbs compared to the Stratigraphy of The Northern Limb of the Bushveld Complex.	64
Figure 14 General Geology of the Northern Limb of the Bushveld Complex	65
Figure 15 Geology of the Northern Limb of the Bushveld Complex showing the Various Footwall Lithologies	66
Figure 16 General Stratigraphy of the Waterberg Project	72
Figure 17 Stratigraphy of the Mineralised Layers	74
Figure 18 Schematic Section of Waterberg Deposits	81
Figure 19 Shallow T Zone West to East Section	82
Figure 20 Super F Zone West to East Section	83
Figure 21 Location of Boreholes on the Waterberg Joint Venture Project	87
Figure 22 Photograph of an Example of Borehole Marking	89
Figure 23 Photograph of Core Cutting	91
Figure 24 Photograph of an Example of Sampling Methodology	92
Figure 25 Permanent Borehole Beacon	98
Figure 26 Location of PTM Waterberg Resource within Property outline	109
Figure 27 Resource Footprint used for PEA	110
Figure 28 Area Underlain by the T- Layer and F - Zone	113
Figure 29 Isometric views of the Structural Model for the T- Layer and F - Zone	114
Figure 30 A Geological Interpretation of the T- Layer	115
Figure 31 A Geological Interpretation of the F - Zone	116

Figure 32 Summary of Statistics for the Composites of Each Layer	120
Figure 33 Histogram of Composites of Each Layer	122
Figure 34 Plan showing the Facies Distribution for the F - Zone	125
Figure 35 Delineated Area of Each Layer	131
Figure 36 Geographical Mining Areas	132
Figure 37 Mining Method Ranking Moderately Thick Mineralized Zones	136
Figure 38 Mining Method Ranking Thick Mineralized Zones	137
Figure 39 Ventilation Network for Sub Level Open Stoping Central Zone	140
Figure 40 Ventilation Network for Sub Level Open Stoping North Zone	141
Figure 41 Ventilation Network for Modified Step Room and Pillar T Zone	142
Figure 42 View of Sub Level Open Stoping Mining Block	143
Figure 43 View of Modified Step Room and Pillar Mining Block	144
Figure 44 Plan showing mining Zone Blueprint	148
Figure 45 Life of Mine Profile Central F Mineralized Zone	149
Figure 46 Life of Mine Profile North F Mineralized Zone	149
Figure 47 Life of Mine Profile T Mineralized Zone	150
Figure 48 Total Life of Mine Profile Mineralized Tonnes	150
Figure 49 F-Mineralized Zone PGE and tonnages	151
Figure 50 T-Mineralized Zone PGE and tonnages	151
Figure 51 North / South Elevation Foot Print	153
Figure 52 Potential Portal Positions – alternate locations may be selected based on geotechnical and other factors	154
Figure 53 Aerial View 1 of Typical 600 000 tpm Concentrator	158
Figure 54 Aerial View 2 of Typical 600 000 tpm Concentrator	159
Figure 55 Mine Wide Water Balance	163
Figure 56 Eskom Network Upgrade Schematic	165
Figure 57 Typical Surface infrastructure per Decline System	167
Figure 58 Arrangement of Sewerage Treatment Plant	169
Figure 59 Potable water Treatment plant	170
Figure 60 Changehouse Floor Plan	171
Figure 61 Offices and Training Centre Floor Plan	172
Figure 62 Access Control and Lamproom floor plan	173
Figure 63 Emergency Medical Centre and Control Room	174
Figure 64 Typical Layout of HT Electrical Incoming Yard	175
Figure 65 Proposed layout for Portal Materials handling, explosives off-loading and workshop	176
Figure 66 Proposed Process Flow for Mining Water Treatment	178

Figure 67 Typical Layout High Rate Settler and service water storage	178
Figure 68 Typical Grout Plant Arrangement	180
Figure 69 Typical Layout Compressed Air Plant	181
Figure 70 Mineral Storage Silo	182
Figure 71 Decline Configuration for the T, Central F and Northern F Mineral bodies	188
Figure 72 Conveyor Belt Loading Arrangement	189
Figure 73 Typical Conveyor Transfer Point arrangement	189
Figure 74 Typical Dirty Water Handling Arrangement	191
Figure 75 Typical Interlevel Transfer Dam	191
Figure 76 Additional Surface Areas being considered for Surface Infrastructure	198
Figure 77 Summary of key Application Processes	206
Figure 78 Capital Profile to first Production and Sustaining Capital (ZAR million)	217
Figure 79 Capital Profile to first Production and Sustaining Capital (USD million)	218
Figure 80 OPEX vs Production for LOM (ZAR)	227
Figure 81 OPEX vs Production for LOM (USD)	228
Figure 82 Direct cost composition (ZAR)	229
Figure 83 Direct cost composition (USD)	230
Figure 84 Total Free Cash flow for Waterberg Project	234
Figure 85 Life of Mine Profile Central F Mineralized Zone	235
Figure 86 Life of Mine Profile North F Mineralized Zone	235
Figure 87 Life of Mine Profile T Mineralized Zone	236
Figure 88 Total Platinum and Palladium oz. Profile by Zone	237
Figure 89 Total Platinum, Palladium and Gold oz. Profile	237
Figure 90 ZAR Contribution to Revenue (in millions)	238
Figure 91 USD Contribution to Revenue (in millions)	238
Figure 92 Royalty Calculation	240
Figure 93 NPV Sensitivity (ZAR)	241
Figure 94 NPV Sensitivity (USD)	242
Figure 95 Base Case IRR Sensitivity	243

List of tables

Table 1 Waterberg Mineral Resource Estimate September 2, 2013	30
Table 2 Summary of Mineral Exploration and Mining Rights (South Africa)	44
Table 3 Summary of the Waterberg Joint Venture Project’s Registered Prospecting Rights	46
Table 4 Summary of the Waterberg Extension Project’s Registered Prospecting Right	48
Table 5 Length of Core within Each Rock Code	77
Table 6 Summary of the Number of Control Samples	103
Table 7 Summary of Expected Values of Certified Reference Standards Used	103
Table 8 Zone Composite Flotation Properties	105
Table 9 T2 Zone Composite Flotation Properties	105
Table 10 Mineral Resource Statement, Sept 2013	111
Table 11 Summary of the Mineral Resource Estimate data	111
Table 12 Descriptive Statistics on the Layer Assay Data	118
Table 13 Descriptive Statistics on the Layer Composite Data	121
Table 14 Summary of the Block Model Details (T – Zone)	123
Table 15 Summary of the Block Model Details (F – Zone)	123
Table 16 Sample Search Parameters	125
Table 17 Confidence Levels of Key Criteria	127
Table 18 Mineral Resource Estimate (SAMREC Code) 2 September 2013	129
Table 19 Design Criteria Sub Level Open Stoping	137
Table 20 Design Criteria Modified Step Room and Pillar	138
Table 21 Air Quantities Required for Sub Level Open Stoping Central Zone	140
Table 22 Air Quantities Required for Sub Level Open Stoping North Zone	141
Table 23 Air Quantities Required for Modified Step Room and Pillar T Zone	142
Table 24 Rock Engineering Design Parameters	146
Table 25 Listing of Mining Personnel Required	155
Table 26 Listing of Engineering Personnel Required	156
Table 27 Trackless Fleet Requirement for Waterberg Project	157
Table 28 Calculation for Underground Dirty Water Pumping Requirement	162
Table 29 Summary of Installed Equipment Power Requirement	164
Table 30 Metals spot price	195
Table 31 Metals basket price	195
Table 32 South African Regulatory Requirements	200
Table 33 Central Zone Decline Development Plan	211
Table 34 North Zone Development Plan	211
Table 35 T Zone Decline Development Plan	212

Table 36 Incremental & Compound Escalation	214
Table 37 PTM Waterberg Capital Cost Summary (ZAR)	215
Table 38 PTM Waterberg Capital Cost Summary (USD)	216
Table 39 Fixed-Variable Split Percentages	220
Table 40 Summary of Equipment requirements	221
Table 41 Summary of Equipment availability and utilization	221
Table 42 Summary of Services costs	222
Table 43 Summary of Management, Technical & Admin costs	223
Table 44 Summary of Mine Operations Labour rates	223
Table 45 Summary of Mine Operations Labour by Category	224
Table 46 Summary of Mine Engineering Labour by Category	225
Table 47 Summary of Mine Management, Technical & Admin Labour by Category	226
Table 48 Metal prices	232
Table 49 Price lines over LOM	232
Table 50 Life of Mine Production Schedule	233
Table 51 Key Financial Indicators	239
Table 52 Rand US$ Sensitivity	244
Table 53 Environmental and Permitting related studies	251
Table 54 Proposed Geotechnical Work	251
Table 55 Proposed metallurgical test work	252
Table 56 Proposed engineering trade-off studies, access logistical studies	253
Table 57 Recommended Budget	254

List of abbreviations

PEA	Preliminary Economic Assessment
PTM	Platinum Group Metals RSA (Pty) Ltd.
JOGMEC	Japan Oil, Gas and Minerals National Corporation
WPRSA	WorleyParsons RSA
BC	Block Cave
CF	Cut and Fill
EIA	Environmental Impact Assessment
EMP / EMPR	Environmental Management Plan / Environmental Management Programme Report
EPFI	Equator Principles Financial Institutions
IFC	International Finance Corporation
IWUL	Integrated Water Use License
ktpm	Kilo tons per month
LH	Long hole stoping
MCF	Mine Call Factor
MDC	Mine Design Criteria
MSO	Minable Shape Optimizer
MPRDA	Mineral and Petroleum Resources Development Act, Act No. 28 of 2002
MSRP	Modified step room and pillar
NEMA	National Environmental Management Act, Act No. 107 of 1998
NEM:AQA	National Environmental Management: Air Quality Act, Act No. 39 of 2004
NEM;WA	National Environmental Management: Waste Act, Act No. 59 of 2008
NWA	National Water Act, Act No. 36 of 1998
RD	Relative Density
R & D	Research and Development
ROI	Return on Investment
SoW	Scope of Work
SLOS	Sub-level open stoping
SRP	Step room and pillar
TM	Trough mining

1    Summary

1.1     Property Description

The Waterberg Mineral Project is located approximately 85km north of the town of Mokopane in the Province of Limpopo, South Africa as shown in Figure 1.

Figure 1 Location Map of Waterberg Mineral Project

Platinum Group Metals has been granted prospecting rights covering an total area of 743.51km 2, centred at 23°22’01” south latitude and 28°49’42” east longitude. The area is divided into the Waterberg Joint Venture Project (254.84km 2) and the Waterberg Extension Project (488.86km 2).

1.2    Ownership

1.2.1 Waterberg Joint Venture

Platinum Group Metals RSA Pty Ltd., a wholly owned subsidiary of Platinum Group Metals Ltd., holds the Waterberg Joint Venture Prospecting rights.

The Japan Oil, Gas and Minerals National Corporation (“JOGMEC”) has earned a 37% stake in the Waterberg Joint Venture. Platinum Group holds a 37% Joint Venture interest directly and empowerment partner Mnombo Wethu Consultants Pty Ltd. (“Mnombo”) holds a 26% direct interest in the Waterberg Joint Venture. Platinum Group holds a 49.9% interest in Mnombo and therefore Platinum Group holds a 49% effective interest in the Waterberg Joint Venture. Only resources in the Waterberg Joint Venture are considered in this PEA.

1.2.2 Waterberg Extension

Platinum Group Metals RSA Pty Ltd., a wholly owned subsidiary of Platinum Group Metals Ltd., holds the Waterberg Extension Prospecting Rights. The Extension Prospecting Rights adjoin immediately to the north of the Waterberg Joint Venture Project. Platinum Group Metals RSA Pty Ltd. holds an direct 74%% interest in the Waterberg Extension Prospecting Rights and the empowerment partner Mnombo Wethu Consultants Pty Ltd., “Mnombo” holds a 26% direct interest in the Waterberg Extension Project. Platinum Group holds a 49.9% interest in Mnombo and therefore Platinum Group holds an 87% effective interest in the Waterberg Extension Project.

1.3    Geology

The Waterberg JV Project is an extension of the Northern Limb of the Bushveld Complex.

Figure 2 Geological Map of the Bushveld Complex

The Project is located north of the known North Limb of the Bushveld Complex. This extension of the Bushveld Complex was discovered in 2011 by Platinum Group Metals after execution of a drilling program, through the covering Waterberg Group cover, guided by geophysics and soil sampling.

Section 7 of this Report outlines in detail the Geological setting of the Project.

1.4    Mineralization

PGM mineralisation within the Bushveld Complex underlying the Waterberg JV Project is hosted in two main layers: the ‘T- Zone’ and the ‘F – Zone’.

1.4.1 T-Zone

The T - Zone consists of five identifiable layers. The T1 - Layer and T2 - Layer are mineralized and are considered to have economic potential. The remaining layers are not considered to have economic potential at this stage.

1.4.2 F – Zone

F - Zone mineralisation is hosted in a thick package of olivine rich rocks at the base of the Bushveld Complex, which usually has narrow bands of pyroxenite and / or pegmatoidal pyroxenite and harzburgite. These layers have been identified using their geochemical signatures.

1.5    Status of Exploration

Prior to the involvement of PTM previous mineral exploration activities were limited due to the extensive sand cover and the understanding that the area was underlain by the Waterberg Group. Project activities began with the deed searches, detailed desk top studies of the selected areas, and the subsequent compilation of prospecting right applications. Regional gravity and magnetics indicated potential existence of rocks of the Bushveld Complex below the Waterberg Group. Detailed gravity and magnetic surveys by PTM, funded by JOGMEC, supported this interpretation.

Topographical and aerial maps for Waterberg at a scale of 1:10,000 were used for surface mapping. A combination of the surface maps and the public aeromagnetic and gravity maps formed the basis for the structural map.

1.5.1 Geochemical Soil Sampling

In March 2010 soil sampling of two north-south lines were undertaken. .

Subsequent sampling initiatives were undertaken during the period December 2011 to January 2013.

A total of 723 samples, of which 367 were soil samples, 277 stream sediment samples and 79 rock chip samples, were collected during this process.

1.5.2 Geophysical Surveys

Approximately 60 lines of geophysical survey for 488 line km using gravity and magnetics were traversed in March 2010. Two additional north-south ground magnetics lines were surveyed over the farm Ketting in November 2012. This information was used to interpret and locate east-west striking structures in order to assist the selection of drilling locations.

An airborne FALCON® Gravity gradiometry and Magnetic survey was conducted over a 308.638 km2 area in 2013. The data were interpreted and incorporated into the three dimensional geological model.

1.5.3 Drilling

The drilling data used to complete the mineral resource estimate dated September 03, 2013 for the Waterberg JV Project is the basis for this PEA study.

Based on the target generation and the results of the geochemical sampling and geochemical surveys, two boreholes WB001 and WB002 (1,934.77m) were initially drilled between July and October 2010 on the farm Disseldorp 369LR.

Drilling resumed in 2011 when a third borehole (WB003) was drilled on the farm Ketting. The geological information revealed lead to the extension of the drilling campaign.

A total of 128,505m of diamond drilling was completed by September 2013. The results of 111 intersections were available for the mineral resource estimate.

1.6    Development and Operations

The infrastructure consisting of temporary offices established on an existing farm, core yard and the site drilling camps only supports the drilling operations.

1.7    Mineral Resource Estimate

The mineral resources estimate used for the Waterberg JV Project PEA has been reported in the NI43-101 compliant Technical Report titled; “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa, (23°22’01” south latitude and 28°49’42” east longitude)” authored by Coffey on behalf of Platinum Group Metals RSA (Pty) Ltd.. This report has an effective date of 02 September, 2013 and was filed on SEDAR on 03 November, 2013. The Independent Qualified Persons responsible for the mineral resource estimate in that report are Kenneth Lomberg (Pr.Sci.Nat.) and Alan Goldschmidt (Pr.Sci.Nat.). The mineral resource estimate is presented in Table 1.

Table 1 Waterberg Mineral Resource Estimate September 2, 2013

Waterberg Mineral Resource Estimate
Inferred 2PGE+Au Resource Estimate, September 2, 2013 (SAMREC Code, 2009)
Layer	Thickness (m)	TonnageMt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Pt:Pd:Au	2PGE+Au (koz)	Cu (%)	Ni (%)	Cu (t)	Ni (t)
T1	2.30	8.50	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10	14,500	8,400
T2	3.77	39.16	1.16	2.04	0.84	4.04	29:50:21	5,107	0.18	0.10	69,400	37,600
T Total	3.38	47.66	1.14	1.95	0.77	3.86	30:50:20	5,948	0.18	0.10	83,900	46,000
F Total	3.0 to 30.0	119.05	0.91	1.98	0.13	3.02	30:65:5	11,575	0.07	0.17	78,800	202,200
Total		166.71	0.98	1.97	0.32	3.26	30:60:10	17,523	0.10	0.15	162,700	248,200
Note:
The T1 and F layers are reported with a 2g/t 2PGE+Au cut-off
The T2 layer is reported based on the selection of a mining cut of a minimum of 2m consistently across all deflections

Update Inferred Mineral Resource, Dated September 02, 2013, Kenneth Lomberg, Coffey, Independent Qualified Person – www.sedar.com.

1.8    Qualified persons conclusions and recommendations

1.8.1 Geology and Mineralization

Taking into consideration the work that has been done by Platinum Group Metals RSA Pty Ltd. since 2009 with regard to research and exploration of the mineralized area, the assumptions used for the preliminary economic assessment are appropriate.

1.8.2 Status of Exploration

The extent and quality management process of the exploration program has provided data adequate for the preliminary economic assessment. Additional data will be required to upgrade the confidence level of the resource estimate of September 2013 for the purpose of the next study phase.

1.8.3 Mineral Resource Estimate

The Mineral Resource Estimate is appropriate for the purpose of completing a Preliminary Economic Assessment of the Waterberg JV Project.

1.8.4 Mine design and schedule

The mining methods proposed to access the Mineral Resource were derived through a satisfactory process of option identification and ranking.

The mine production profiles have been determined based on known and trusted assumptions to demonstrate the potential viability of the project.

1.8.5 Infrastructure

The proposed infrastructure documented in this study is typical of similar mining operations of this size. Known and tested engineering technology assumptions were applied thus providing a cost estimate appropriate for the preliminary economic assessment. Significant key infrastructure risks are clearly identified and the strategy to address these risks in the next phase of the project study is satisfactory.

1.8.6 Capital and Operating cost estimation

The Capital cost estimate is based on assumptions and scope adequate for this level of Project Study.

The predicted operating cost parameters are based on realistic assumptions. Benchmarking with similar mining operations has provided an adequate confidence level for the purpose of indicative valuation calculations.

1.8.7 Financial Valuation

The indicative financial valuation has been calculated using financial models which are frequently used for South African projects. The inputs to the models were checked against industry standards and benchmarks. The indicative financial valuation of the Waterberg JV Project is considered representative and the level of accuracy of 30% reasonable considering the disclosed accuracy of the input data.

1.8.8 Recommendations

The preliminary economic assessment of the Waterberg JV Project has demonstrated a business case that supports further investigation through a pre-feasibility study. It is recognized that the mineral resource estimate would require upgrading through continued exploration program.

•

Risks to be further addressed at pre-feasibility including smelting plans, water and power delivery and geotechnical work for mine design along with normal increased resource, metallurgical and cost confidence levels; and

•

Opportunities to be explored but not limited to, including significant resource expansion, optimization of mine plans, mine ramp up profiles, increased metallurgical recoveries and smelter terms and consideration of adjacent deposit exploration.

2	Introduction

2.1	Issuer of Report

This Report has been prepared for:-
Platinum Group Metals RSA (Pty) Ltd.
1st Floor, Platinum House
24 Sturdee Avenue
Rosebank, Johannesburg 2196
Republic of South Africa

Platinum Group Metals Ltd. is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s business is currently focused on the construction of the WBJV Project 1 platinum mine and the newly discovered Waterberg platinum deposit, where the Company is the operator of the Waterberg Joint Venture Project with JOGMEC and Mnombo. The Company has also expanded its exploration northward on to the Waterberg Extension Project. As a result of the resource scale and thickness of the Waterberg deposit, the Waterberg Joint Venture Project and the Waterberg Extension Project have increased in importance in the Company’s business.

2.2    Terms of reference and purpose for which the technical report was prepared

2.2.1 Terms of reference

The Preliminary Economic Assessment (PEA) conforms to the requirements of Canada’s

National Instrument 43-101 and was prepared by WorleyParsons RSA. WorleyParsons RSA has extensive experience in engineering and construction of platinum projects including mining and processing in Southern Africa.

The economic analysis is based on Inferred Mineral Resources and is preliminary in nature. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized. The estimates in this preliminary assessment at +/-30% accuracy on an engineering basis.

Dr. Michael Roberts, a Fellow of the SAIMM, is an independent "Qualified Person" under NI 43-101 and has supervised the preparation of and is the person responsible for the PEA.

As a co-author, input for the PEA was provided by Kenneth Lomberg, the Qualified Person for the mineral resource estimate.

The report relies on the input of experienced individuals from WorleyParsons RSA; Charles Brittain, for engineering and project management, Paul Bates for mining and ventilation, and Paul Lombard for financial modelling.

2.2.2 Purpose of Report

This report represents the output of a Preliminary Economic Assessment of the Platinum Group Metals RSA (Pty) Ltd. Waterberg Mineral Project undertaken by WorleyParsons RSA. The study commenced in August 2013.

The main objective of the study was to provide sufficient confidence that further studies (Pre-Feasibility) should be undertaken to further improve the confidence level of the Waterberg Joint Venture Project as a viable business case.

2.3    Sources of information and data contained in the technical report

2.3.1 Geology and Mineralization

Geological and Mineralisation data obtained from Platinum Group Metals RSA (Pty) Ltd. geology staff and specialists.

2.3.2 Exploration

Exploration status, results and planning obtained from Platinum Group Metals RSA (Pty) Ltd. exploration manager.

2.3.3 Ownership

Ownership and Permitting status supplied by Platinum Group Metals RSA (Pty) Ltd. legal tenure specialists.

WorleyParsons RSA has not completed a review of the validity of the Company mineral tenure.

2.3.4 Mineral Resource Estimate

Inferred mineral resource estimates, under the SAMREC guidelines, do not have demonstrated economic viability and may never achieve the confidence to be mineral reserve estimates or to be mined. An inferred resource has reasonably assumed continuity based on limited sampling but the geological and grade continuity has not been verified.

The property is held under a prospecting right with the exclusive right to convert that right to a mining right. There can be no assurance that a mining right will be granted without extensive further work and an Application to the Department of Mineral Resources of South Africa.

The description of the mineral resources estimate used for the preliminary economic assessment of the Waterberg JV Project has been reported in full in the NI43-101 compliant

Technical Report titled; “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa, (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)” authored by Coffey. This report has an effective date of 02 September, 2013.

2.3.5 Mineral processing and metallurgical testing

Mineralogical test work was carried out on sample cores by SGS South Africa, and a Scoping Test work Report was issued on 12 May 2013. (Mineralogical report No: 12/346 Rev2). The key parameters presented in this report were used to evaluate the Waterberg Project in this PEA Study.

Further metallurgical test work in later 2013, returned superior recoveries to those obtained by SGS South Africa and also determined that concentrate for both T and F mineralized materials could be produced at a grade in excess of 100 g/t.

Process plant design and cost concepts were adapted from similar process plants designed, costed by WorleyParsons RSA.

2.3.6 Rock Engineering

•

The information source for this study was obtained from report submitted by Open House MINING Systems (OHMS) (Geotechnical overview and scoping for future studies). The report dealt with some borehole logging that was undertaken by OHMS.

2.3.7 Mine Design and Scheduling

•	“Hard Rock Miners Handbook – Edition 3”:
•	Application of The Analytical Hierarchy Process to Facilitate the Selection of Appropriate Mining Methods for the Waterberg Project by WorleyParsons RSA issued 18 Sept 2013.
•	Mining Methods in Underground Mining Third Edition 2008 by Atlas Copco.
•	Waterberg Geological Block Model September 2013 provided by Platinum Group Metals RSA (Pty) Ltd.
•	Waterberg project Rock Engineering Development Design Criteria 2013 by WorleyParsons RSA.

•	Data Base of numerous shallow decline access Platinum and Gold Projects Designed and Executed by WorleyParsons RSA.

2.3.8 Mine ventilation and cooling

  Platinum Group Metals Waterberg Ventilation and Cooling Concept Study, 05 November 2013 report 6413 by Bluhm Burton Engineering (BBE).

2.3.9 Project Infrastructure

  40 MVA Power Capacity Presentations August 2013 from Platinum Group Metals RSA (Pty) Ltd.
  Main Electrical and Water Supply Routes Sept 2013 from Platinum Group Metals RSA (Pty) Ltd.
  Regional water expansion planning diagram Sept 2013 from Platinum Group Metals RSA (Pty) Ltd.
  General arrangement of PPRUST 600 000 tonne per month process plant.
  Data Base of numerous shallow decline access Platinum and Gold Projects Designed and Executed by WorleyParsons RSA.

2.3.10 Environmental studies, permitting, social impact and community relations

The program required to comply with Governmental Legislation has been determined by the requirements specified in the following Acts:-

  Mineral and Petroleum Resources Development Act, Act No. 28 of 2002
  National Environmental Management Act, Act No. 107 of 1998
  National Environmental Management: Waste Act, Act No. 59 of 2008
  National Water Act, Act No. 36 of 1998
  National Forest Act, Act No. 84 of 1998
  National Heritage Resources Act, Act No. 25 of 1999

2.3.11 Capital Cost Estimate

  Waterberg Mineral Project Mine Design and Mining schedule Data by WorleyParsons RSA.
  Data Base of numerous shallow decline access Platinum and Gold Projects Designed and Executed by WorleyParsons RSA.

2.3.12 Operating Cost Estimate

•	Existing and historical information available for the Platinum operations, project data and industry benchmarks WorleyParsons RSA.
•	Mine Production plan –October 2013 by WorleyParsons RSA
•	Mechanised equipment data for Development and Stoping – Nov 2013 by WorleyParsons RSA.
•	Equipment availability and utilization Industry Standards from WorleyParsons RSA
•	Labour requirements for the production plan – Nov 2013 by WorleyParsons RSA
•	Latest labour rates benchmarked against industry average, from WorleyParsons RSA data base.

2.3.13 Economic Analysis

•	Refinery terms, metal prices, exchange rate and inflation rate forecasts used were approved by Platinum Group Metals RSA (Pty) Ltd.

2.3.14 Details of Adjacent Properties

•	Provided by Platinum Group Metals RSA (Pty) Ltd.

2.4    Details of the personal inspection on the property by each qualified person

Dr. Michael Roberts, a Fellow of the SAIMM, is an independent "Qualified Person" under NI 43-101 and is the person responsible for the Waterberg JV Project PEA.

Dr Roberts has visited the property and verified the information to his satisfaction. Quoted from communication dated 14 Feb 2014, “I have reviewed the document “Preliminary Economic Assessment (“PEA”) on the Waterberg Joint Venture project” as an independent "Qualified Person" under NI 43-101. I have verified the contents of the report to my satisfaction.” Mr Lomberg as co-author last visited the site in 2013.

3    Reliance on other Experts

3.1    Mining Tenure

3.1.1 Source of the information

Details of Current Agreements by Platinum Group Metals RSA (Pty) Ltd.

3.1.2 Extent of reliance

WorleyParsons RSA does not have legal expertise on the Tenure status of the Waterberg JV and has relied on the data supplied by Platinum Group Metals.

3.1.3 Sections of Report Reliant on Data

Section 21.1 Project Capital cost.

3.2    Exploration

3.2.1 Source of the information

Platinum Group Metals RSA (Pty) Ltd.

3.2.2 Extent of reliance

Mineral Resource Estimate directly dependent on Exploration Data.

3.2.3 Sections of Report Reliant on Data

Section 16.1.9 Mine Design Criteria.
Section 21.2 Project Operating cost
Section 22 Economic Analysis.

3.3    Mineral Processing and Metallurgical Testing

3.3.1 Source of the information

Scoping test work Report on PGM samples from the Waterberg Platinum Project, SGS South Africa (Pty) Ltd. by Nigel Ramlall, Dinah Mosinyi & Tshepo Moropa 12 May 2013.

3.3.2 Extent of reliance

The processing parameters directly affect extraction ratios.

3.3.3 Sections of Report Reliant on Data

Section 21.2 Project Operating cost
Section 22 Economic Analysis.

3.4    Mine Ventilation and cooling Design

3.4.1 Source of the information

Platinum Group Metals Waterberg Ventilation and cooling Concept study, 05 November 2013

BBE report 6413

3.4.2 Extent of reliance

The Ventilation requirements dictate underground access excavation size, a significant component of Project Cost

3.4.3 Sections of Report Reliant on Data

Section 16.1.9 Mine Design Criteria.
Section 21.1 Project Capital cost.
Section 21.2 Project Operating cost
Section 22 Economic Analysis.

3.5    Environmental Studies, Permitting, Social Impact and Community Relations

3.5.1 Source of the information

Status of Community Relations by Platinum Group Metals RSA (Pty) Ltd.

3.5.2 Extent of reliance

3.5.3

WorleyParsons RSA has not independently verified the state of the environmental studies, Permitting, Social Impact, and Community relations and has relied on the information provided by Platinum Group Metals RSA (Pty) Ltd. contained in the report. The status of these can affect the outcome of the project Capital costs and Economic Analysis.

3.5.4 Sections of Report Reliant on Data

Section 21.1 Project Capital cost.
Section 22 Economic Analysis.

3.6    Operating costs

3.6.1 Source of the information

•	WorleyParsons RSA has relied on Publically available reports and data on existing and historic Platinum operations in RSA in the calculation of mine production schedules.
•	Mine Production plan –October 2013 by WorleyParsons RSA.
•	Mechanised equipment data for Development and Stoping – Nov 2013 by WorleyParsons RSA.
•	Equipment availability and utilization Industry Standards from WorleyParsons RSA
•	Labour requirements for the production plan – Nov 2013 by WorleyParsons RSA
•	Latest labour rates benchmarked against industry average, from WorleyParsons RSA data base.
•	The Capital cost to establish the Project has been based on assumptions and scope adequate for this level of Project Study.
•	The predicted operating cost parameters have been based on realistic assumptions and current financial parameters.

3.6.2 Extent of reliance

The report findings are directly dependent on the production data.

3.6.3 Sections of Report Reliant on Data

Section 21.2 Project Operating Cost

3.7	Economic Analysis (Financial Valuation)

3.7.1	Source of the information
  Refinery terms, metal prices, exchange rate and inflation rate forecasts used were approved by Platinum Group Metals RSA (Pty) Ltd. – January 2014
  The BMO three year average trailing prices were used – January 2014.

3.7.2 Qualifications of the other expert and why it is reasonable for the qualified person to rely on the Data used

The information noted was provided by persons who are considered experts in their fields of responsibility and therefore deemed appropriate for the level of confidence and accuracy for the purpose of evaluating the Waterberg Preliminary Economic Assessment.

3.7.3 Significant risks associated with the valuation or pricing

  Significant changes to the Mineral Resource Estimate.
  Uncertainty in the market regarding R/US$ exchange rate.
  Uncertainty in the Market regarding metals pricing.

3.7.4 Steps the qualified person took to verify the information provided

•	Continuous interaction with the responsible persons of Platinum Group Metals RSA (Pty) Ltd. during the PEA Study.
•	Benchmarked against other similar Platinum Projects on WorleyParsons RSA data base.

4    Property Description and Location

4.1    Property Area

Platinum Group Metals has been granted prospecting rights covering a total contiguous area of 743.70 km2. The prospecting area is centred at 23°22’01” south latitude and 28°49’42” east longitude The area of prospecting rights is divided into the Waterberg Joint Venture Project (254.84km 2) and the Waterberg Extension Project (488.86km 2). These are considered two separate projects and the PEA is on the Waterberg JV area.

4.2    Location

The Waterberg JV Project is located some 85km north of the town of Mokopane, Limpopo Province South Africa.

Figure 3 Regional Location of Waterberg Project

4.3    Type of mineral tenure

The project consists of a prospecting license to the following properties: Kirstenspruit 351LR, Niet Mogelyk 371LR, Carlsruhe 380LR, Bayswater 370LR, Disseldorp 369LR, Ketting 368LR and Goedetrouw 366LR. The prospecting license area (LP 30/5/2/1/1/ 1265 PR) is a contiguous area of 254.84km 2 centred at 23°22’01” south latitude and 28°49’42” east longitude.

At the effective date of this report the project consists of prospecting rights LP 30/5/1/1/2/ 10804PR, LP 30/5/1/1/2/ 10805PR and LP 30/5/1/1/2/ 10810PR that combined cover a contiguous area of 488.86km 2 centred at Latitude 23°14′ 00” south latitude and 28° 55′ 00” east longitude.

A summary of the mineral exploration and mining rights regime for South Africa is provided in Table 2. It should be noted that Platinum Group Metals RSA (Pty) Ltd. have a prospecting right which allows them should they meet the requirements in the required time, to have the sole mandate to file an application for the conversion of the registered prospecting right to a mining right.

Table 2 Summary of Mineral Exploration and Mining Rights (South Africa)

South Africa		Mineral Exploration and Mining Rights
Mining Act	:	Mineral and Petroleum Resources Development Act, No. 28 of 2002 (Implemented 1 May 2004)
State Ownership of Minerals	:	State custodianship
Negotiated Agreement	:	In part, related to work programmes and expenditure commitments.
Mining Title/Licence Types
Reconnaissance Permission	:	Yes
Prospecting Right	:	Yes
Mining Right	:	Yes
Retention Permit	:	Yes
Special Purpose Permit/Right	:	Yes
Small Scale Mining Rights	:	Yes
Reconnaissance Permission
Name	:	Reconnaissance Permission
Purpose	:	Geological, geophysic3al, photo geological, remote sensing surveys. Does not include “prospecting”, i.e. does not allow disturbance of the surface of the earth.
Maximum Area	:	Not limited.
Duration	:	Maximum 2 years.
Renewals	:	No and no exclusive right to apply for prospecting right.
Area Reduction	:	No.
Procedure	:	Apply to Regional Department of Mineral Resources.
Granted by	:	Minister.
Prospecting Right
Name	:	Prospecting Right.
Purpose	:	All exploration activities including bulk sampling.
Maximum Area	:	Not limited.
Duration	:	Up to 5 years.
Renewals	:	Once, for 3 years.
Area Reduction	:	No.
Procedure	:	Apply to Regional Department of Mineral Resources.
Granted by	:	Minister.
Mining Right
Name	:	Mining Right.
Purpose	:	Mining and processing of minerals.
Maximum Area	:	Not limited.
Duration	:	Up to 30 years.
Renewals	:	Yes, with justification.
Procedure	:	Apply to Regional Department of Mineral Resources.
Granted by	:	Minister.

4.4    Nature and extent of the issuer's title and interest

4.4.1 Surface rights

No surface rights owned at this time.

4.4.2 Legal access

Platinum Group Metals RSA (Pty) Ltd. has access to site for the purpose of exploration and drilling as specified in the Prospecting Rights Applications

4.4.3 Obligations that must be met to retain the property

Current obligations include but are not limited to:

•	Compliance to requirements as specified in Prospecting Rights.
•	Renewal of Rights as specified in Table 2.
•	Compliance with environmental legislation associated with on-site exploration activities.

4.4.4 Expiration date of claims, licences, or other property tenure rights

The Waterberg Joint Venture Project and Waterberg Extension Project are defined by licence boundaries with differing status and ownership structures.

Waterberg Joint Venture Project

Platinum Group Metals (RSA) (Pty) Ltd., the majority-owned subsidiary of Platinum Group Metals Ltd., was granted the original Prospecting Right (LP 30/5/1/1/2/ 1265 PR) with effect from the 2 September 2009 to the 1 September 2012 for a period of three years for the Waterberg Joint Venture Project. The Prospecting Right was duly registered in Mineral Titles and Registration Office Pretoria on the 11 July 2011 under registration number MPT (Table 3 and shown in Figure 4).

An application for the extension of the Prospecting Right for a further three years, as provided for in the MPRDA, was accepted by the Regional Manager prior to 1 September 2012.

Table 3 Summary of the Waterberg Joint Venture Project’s Registered Prospecting Rights

Registered Prospecting Right	Prospecting Right Reference	Expiry Date	Commodities	Area km2

Platinum Group Metals (RSA) Pty Ltd.	LP30/5/1/1/2/1265PR	1 Sept 2012*	PGM, Au, Cr, Ni, Cu, Mo, Rare Earths, Ag, Co, Zn, Pb	152. 5696
	LP 30/5/1/1/2/10667 PR	1 Oct 2018	PGM, Au, Cr, Ni, Cu Fe, V	62.8905
	LP 30/5/1/1/2/10668 PR	1 Oct 2018	PGM, Au, Cr, Ni, Cu Fe, V	39.3791
TOTAL				254.8392
* An application for an extension for 3 years has been filed in accordance with the MPRDA

Figure 4 Location of the Waterberg Extension and Waterberg Joint Venture Prospecting Rights

The original prospecting right (LP 30/5/1/1/2/ 1265 PR) covers the properties Disseldorp 369LR, Kirstenspruit 351LR, Bayswater 370LR, Niet Mogelyk 371LR and Carlsruhe 390LR (Figure 8), and an additional amended prospecting right which includes the property Ketting 368LR and Goedetrouw 366LR.

Two additional prospecting rights (LP 30/5/1/1/2/10667PR and LP 30/5/1/1/2/10668PR) were granted on 2 October 2013. These have a five year period to the expiry date of 1 October 2018.

Waterberg Extension Project

Platinum Group Metals (RSA) (Pty) Ltd., the majority-owned subsidiary of Platinum Group Metals Ltd., was granted Prospecting Rights LP30/5/1/1/2/10804PR, LP30/5/1/1/2/10805PR and LP30/5/1/1/2/10810PR for a period of five years (488.86km 2) (Table 4 and Figure 5). In addition, the application for prospecting rights to two additional areas (LP30/5/1/1/2/10806PR and LP30/5/1/1/2/11286PR) (330.56km 2), have been submitted and have been accepted by the DMR. If granted, these two prospecting rights will be added to the Waterberg Extension Project.

Table 4 Summary of the Waterberg Extension Project’s Registered Prospecting Right

Registered Prospecting Right Holder	Prospecting Right Reference	Expiry Date of Grant	Commodities	Area km2

Platinum Group Metals (RSA) Pty Ltd.	LP30/5/1/1/2/10804PR	1/10/2018	PGM, Au, Cr, Ni, Cu Fe, V	269.616
	LP 30/5/1/1/2/10805 PR	1/10/2018	PGM, Au, Cr, Ni, Cu Fe, V	177.348
	LP 30/5/1/1/2/10810 PR	22/10/2018	PGM, Au, Cr, Ni, Cu Fe, V	41.899
TOTAL				488.863

Figure 5 Extension Applications.

4.4.5 Terms agreements and encumbrances to which the property is subject

The Waterberg Joint Venture Project and the Waterberg Extension Project are managed and explored under the direction of separate technical committees and are currently planned for separate development according to the needs, requirements and objectives of the two distinct ownership groups.

Waterberg Joint Venture Project

Platinum Group Metals RSA (Pty) Ltd. initially held a 74% share in the project with Mnombo Wethu (Pty) Ltd. (Mnombo), a BEE partner, holding the remaining 26% share (Figure 6).

In October 2009, Platinum Group Metals RSA (Pty) Ltd. entered an agreement with the JOGMEC and Mnombo whereby JOGMEC could earn up to a 37% interest in the project for an optional work commitment of US$3.2 million over 4 years, while at the same time Mnombo is required to match JOGMEC's expenditures on a 26/74 basis. If required, the Company agreed to loan Mnombo their first $87,838 in project funding. JOGMEC has completed the expenditure of their earn-in amount.

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company will acquire 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R 1.2 million and paying for Mnombo's 26% share of project costs to feasibility. When combined with the Company's 37% direct interest in the Waterberg Joint Venture Project (after JOGMEC earn-in), the 12.974% indirect interest to be acquired through Mnombo will bring the Company's effective project interest to 49.974% .

Figure 6 Schematic Diagram of the Holdings of Waterberg Joint Venture Project

During 2012, Platinum Group Metals RSA (Pty) Ltd. made application to the DMR to acquire three additional prospecting rights adjacent to the west (one property of 3,938 ha), north (one property of 6,272 ha) and east (one property of 1,608 ha) of the existing Waterberg Joint Venture Project. Upon grant by the DMR, these three new prospecting rights covering a total of 118km2 became part of the existing joint venture with JOGMEC and Mnombo, bringing the total area in the joint venture to 254.84km 2.

Waterberg Extension Project

Platinum Group Metals RSA (Pty) Ltd. holds a direct 74% share in the Waterberg Extension Project with Mnombo Wethu (Pty) Ltd. (Mnombo), a BEE partner, holding the remaining 26% share.

On November 7, 2011 the Company entered into an agreement with Mnombo whereby the Company acquired 49.9% of the issued and outstanding shares of Mnombo in exchange for cash payments totalling R 1.2 million and paying for Mnombo's 26% share of project costs to feasibility. When combined with the Company's 74% direct interest in the Waterberg Extension Project, the 12.974% indirect interest to be acquired through Mnombo will bring the Company's effective project interest to 86.974% .

4.4.6 Environmental liabilities to which the property is subject

The property is subject to liabilities as prescribed by Prospecting Licences and Legislation as require by:-

•	Mineral and Petroleum Resources Development Act, Act No. 28 of 2002
•	National Environmental Management Act, Act No. 107 of 1998
•	National Environmental Management: Waste Act, Act No. 59 of 2008
•	National Water Act, Act No. 36 of 1998
•	National Forest Act, Act No. 84 of 1998
•	National Heritage Resources Act, Act No. 25 of 1999

4.4.7 Permits that must be acquired to conduct the work proposed for the property, and if the permits have been obtained

Refer Section 4.3.

4.4.8 Other significant factors and risks that may affect access, title, or the right or ability to perform work on the property

The local Communities adjacent to on-site drilling operations are subject to the drilling operations. Platinum Group Metals RSA (Pty) Ltd. A prospecting forum was set up with the Community Leaders and good relations have been maintained.

Various Community Projects have been initiated, some of which include:

•	Provision of additional water supply boreholes.
•	Employment of community members where possible for security and work at drilling sites.

A mutually agreed fee has been paid to the Community for access to the land where drilling sites were established.

5    Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1    Topography, elevation, and vegetation

The project area to the west and east is relatively flat but the area in the central part of the project area is more mountainous with some steep near vertical cliffs and an elevation difference of 160 - 200m. The lowest point in the project area is at 880m amsl and the highest point at 1,365m amsl. The drilling has been undertaken on the eastern flat area with an elevation of approximately 1,000m amsl. The area is farmed by the local people who grow crops on a limited scale and farm livestock. The vegetation is typically Bushveld vegetation. The Seepabana River cuts across the south-western side of the Waterberg Joint Venture Project area from east to west joining the Molagakwena River which flows north into the Glen Alpine dam. The remainder of the area has non-perennial rivers.

5.2    The means of access to the property

The Waterberg Extension Project is situated some 18.5km from the N11 national road that links Mokopane with the Grobblers Bridge border post to Botswana. The current drilling area is some 38km to 45km from the N11 National Road. The route to Waterberg drill sites is via rural roads from the N11 as indicated in Figure 7.

Figure 7 Access Route to Waterberg Site

5.3    Proximity of the property to a population centre, and the nature of transport

The Project Site is adjacent to the rural settlements of Ketting and Nonona as shown in Figure 8.

Figure 8 Proximity of Project Site to Population Centres

With reference to Figure 9, if smelter off-take terms were to be arranged with Anglo Platinum Limited, the Concentrate could be road hauled to a smelter at Polokwane. This location was used for an initial cost estimate of transport cost and road upgrade costs only. The road shaded green in the figure is currently a rural road in poor condition. This leg is approximately 50 km. This portion of road will have to be reconstructed. It has been assumed in this study that the road will remain unsurfaced but a provision has been made to re-profile the route, allow for adequate drainage runoff and for the life of mine, a fleet to maintain the road to an acceptable standard. The balance of the route to Polokwane will have to be assessed to determine additional costs that may be incurred to upgrade and repair. The transport of the concentrate has been assumed to be done by contract haul and a rate per ton component has been included in the financial model.

Proposed Haul Route for Concentrate

Bochum
Dwaalboom
Gilead
POLOKWANE
(Pietersburg)
PLATINUM GROUP METALS
Legend
ProposedHaulforConcentrate
Extension Applications
Towns

Source: PTM Jan 2014

Figure 9 Example Haul Route for Concentrate, Used for Cost Estimation

5.4    Climate and the length of the operating season

The climate is semi-arid with moderate winter temperatures and warm to hot in the summer. The majority of the 350-400mm of average annual rainfall occurs in the period November to March. Climatic conditions have virtually no impact on potential mining operations in the project area. Mining and exploration activities can continue throughout the year.

5.5    Sufficiency of surface rights for mining operations

No Mining Right applicable.

5.6    Availability and sources of power, water

Power, sewage and water infrastructure are poorly developed in this area. Preliminary Discussions have been held with the Power and Water supply Authorities regarding the future supply of the key services. Proposed expansion plans of the Power and Water Authorities have been considered and applied as part of the scope of work for the Waterberg Mineral Project.

5.6.1 Water Supply

It is understood that there is little ground water available on site to be used for mining and processing plant. The expected Project consumption of 30 Ml per day will be supplied from the planned water supply upgrade Project in the area West of Polokwane. The formal water supply expansion plan terminates short of the project site and a dedicated supply line approximately 19km in length will be provided for the Mine Supply. A provision has been allowed in the Project Estimate for the installation of a water supply line. The planned supply network may not have the capacity to supply the Mine requirement and additional costs may be incurred to increase the supply capacity of the planned network. Further details regarding this risk will be determined after further discussion with the relevant authorities Refer Figure 10.

Figure 10 Proposed Regional Water Supply Expansion Projects

5.6.2 Electrical Power Supply

Platinum Group Metals Ltd. has initiated discussions with the Electrical Power Supplier with regard to requirements for the Waterberg Project. Upgrade Projects are planned by ESKOM to upgrade the High Voltage (HV) system to the Regional Area as shown in Figure 11. The upgrades and conversions to existing networks are planned to be in place by 2018. This milestone is uncertain at this stage, as there is no alternative supply besides self-supply (Power Generation).

Further work in the next study phase to resolve uncertainty required. A dedicated HV power line will be installed from the Knobel Substation to the Mine Site. The overhead line will feed into the 100MVA incomer substation provided for the Project. From this point power will be distributed to satellite substations, primarily the Concentrator and the 3 decline systems. Provision has been made for the approximate 28km overhead line in the Project Cost. A more accurate cost estimate will be obtained during further planning processes with Eskom

Figure 11 Proposed High Voltage Power Line to Waterberg Project Site

5.7    Availability of mining personnel

Mining services and recruitment are readily available from Mokopane which has a long history of mining with the Mogalakwena Mine, formerly Potgietersrus Platinum Mine (Anglo Platinum), situated north of the town. Furthermore, drilling contractors, mining services and consultants are readily sourced within the greater Gauteng area.

5.8    Potential tailings storage areas

Based on the position of Mine access Portals as determined by the Mine Design process, a conceptual surface layout was drafted taking into consideration:-

•	Basic topography.
•	Position of current Communities and settlements.
•	Possible environmental sensitivity.

The Life of Mine volume of process plant tailings was calculated and the footprint of the Tailings Storage Facility (TSF) established.

6    Exploration History

In 2009, Platinum Group Metals filed prospecting permits by application covering 137km2 off the north end of the known North Limb of the Bushveld Complex. The idea for the acquisition of the claims came from the formation of a “New Business Unit” in 2007. Top South African academic and industry geologists were retained on a consulting basis with the specific task of coming up with brand new ideas for platinum exploration beyond the limits of the classic model of the Bushveld Complex, which dates back to 80 years ago. This group came up with 85 ideas and ranked them. Platinum Group Metals Ltd. Geologists and Management provided input to the ranking and then staked the top four ideas, with Waterberg being one of them. Platinum Group Metals RSA (Pty) Ltd. continues to examine Greenfield and Brownfield exploration opportunities that are “out of the box” based on historic assumptions. This work took place while exploration for PGMs by the industry in general was declining.

The Waterberg project, located north of the known North Limb of the Bushveld Complex, is a direct result of the New Business Unit work described above. This extension of the Bushveld was discovered in 2011 by Platinum Group Metals after execution of an exploration program and follow up drilling program, through the covering Waterberg sedimentary rock package, guided by geophysics and soil sampling.

An initial 6.6 million oz. 2PGE+Au (Platinum, Palladium and Gold) inferred mineral resource estimate for the newly discovered deposit was announced on September 5th, 2012 (www.sedar.com). The inferred mineral resource estimate includes both “T” and “F” mineralized layers. The most important layers are the 3 to 6m thick “T1” and “T2” layers. The T layers are very well correlated in terms of geochemical markers and lithology and have a characteristic metal split of approximately 48% Palladium, 29% Platinum and 23% Gold. Within the “F” layer are two sub-layers which are approximately 5.27m thick on average, having an approximate metal split of 63% Palladium and 33% Platinum with 4% Gold. The resource considers the first 16 holes of 34 holes completed.

On September 17th 2012, the Company announced the new discovery area of layered mineralization had been significantly expanded outside of the declared inferred resources of 6.6 million ounces. The initial resource covers a strike length of 1.8 km on the T layers and 2.8km on the “F” layers. Intercepts have been made on the T1 and T2 layers that expand the area for approximately 1.5km northeast from the initial resource area and on the “FH” and “FP” the layers new intercepts have also expanded this area for approximately 2.5 km.

The Update to the Inferred Mineral Resource at Waterberg declares 10.12 million ounces on February 01, 2013 within the expansion area. The definition of the mineralized layers remains as in the initial resource estimate. Metal ratios of platinum, palladium and gold have also remained generally consistent with the initial resource estimate.

On September 2nd 2013 an updated independent inferred mineral resource estimate was published. The Waterberg Joint Venture Updated Inferred Mineral resource was stated as 17.5 million ounces (167 million tonnes grading per tonne of platinum @ 0.98g/t, palladium @1.97g/t and gold @ 0.32g/t) with significant copper and nickel credits.

6.1    Type, amount, quantity, and general results of exploration and development work undertaken by any previous owners

No known interest prior to Platinum Group Metals RSA (Pty) Ltd. activities.

6.2    Significant historical mineral resource and mineral reserve estimates

No historical Data prior to Platinum Group Metals RSA (Pty) Ltd. exploration.

6.3    Production from the property

No historical mining activities.

7    Geological Setting and Mineralization

7.1    Regional geology

The stable Kaapvaal and Zimbabwe Cratons in southern Africa are characterised by the presence of large mafic to ultramafic layered complexes, the best known of which are the Great Dyke in the Zimbabwe Craton and the Bushveld and Molopo Complexes in the Kaapvaal Craton. By far the largest, best-known and economically most important of these is the Bushveld Complex (Figure 12), which was intruded about 2,060 million years ago into rocks of the Transvaal Supergroup, largely along an unconformity between the Magaliesberg quartzite of the Pretoria Group and the overlying Rooiberg felsites. The total estimated extent of the Bushveld Complex is some 66,000km2, of which about 55% is covered by younger formations. The mafic rocks of the Bushveld Complex host layers rich in Platinum Group Metals (PGM), chromium and vanadium, and constitute the world's largest known resource of these metals.

The Waterberg Project is situated off the northern end of the previously known northern limb, where the mafic rocks have a different sequence to those of the eastern and western limbs. Furthermore the Bushveld rocks transgress the Transvaal Supergroup from the Smelterskop and Magaliesberg formations in the south to the ironstones of the Penge formation further north, the dolomites of the Malmani Subgroup, and eventually resting on the Turfloop granite in the north (Vermaak and Van der Merwe, 2000).

The geology of the northern limb of the Bushveld Complex is characterised by the existence of the platiniferous Platreef which was first described by Van der Merwe (Van der Merwe, 1976). The Platreef is typically a wide pyroxenite hosted zone (up to 100s of metres), of elevated Cu and Ni mineralisation with associated anomalous PGM concentrations. The sulphide mineralisation is typically pyrrhotite, chalcopyrite and pentlandite. It has been postulated that the interaction with the basement rocks and in particular the dolomites has been instrumental in the formation of the mineralisation (Vermaak and Van der Merwe, 2000).

The Waterberg Project is an extension of the Northern Limb of the Bushveld Complex. The mineralised layers are considered have a different setting to the Platreef.

Figure 12 Geological Map of the Bushveld Complex Showing the Location of the Waterberg Project

7.1.1 Bushveld Complex Stratigraphy

The mafic rocks (collectively termed the Rustenburg Layered Suite (RLS)) can be divided into five zones known as the Marginal, Lower, Critical, Main and Upper Zones from the base upwards (Figure 13).

The Marginal Zone is comprised of generally finer grained rocks than those of the interior of the Bushveld Complex and contains abundant xenoliths of country rock. It is highly variable in thickness and may be completely absent in some areas and contains no known economic mineralisation.

The Lower Zone is dominated by orthopyroxenite with associated olivine-rich cumulates in the form of harzburgites and dunites. The Lower Zone may be completely absent in some areas.

The Critical Zone is characterised by regular and often fine-scale rhythmic, or cyclic, layering of well-defined layers of cumulus chromite within pyroxenites, olivine-rich rocks and plagioclase-rich rocks (norites, anorthosites etc). The economically important PGM deposits are part of the Critical Zone.

The Critical Zone hosts all the chromitite layers of the Bushveld Complex, of which up to 14 have been identified. The first important cycle is the Upper Group Chromitite Layer (UG1 Chromitite Layer and UG2 Chromitite Layer). The UG1 Chromitite Layer, which is lower unit, consists of a chromitite layer and underlying footwall chromitite layers that are interlayered with anorthosite. The most important of the chromite cycles for PGM mineralisation is the upper unit, the UG2 Chromitite Layer, which averages some 1m in thickness.

Underlying the UG Chromitite Layers are the Middle Group Chromitite Layers which consists of four groups of chromitite layers over an overall thickness of 15 – 80m.

The two uppermost units of the Critical Zone are the Merensky and Bastard units. The former is also of great economic importance as it contains at its base the PGM-bearing Merensky Reef, a feldspathic pyroxenitic assemblage with associated thin chromitite layers that rarely exceeds 1m in thickness. The top of the Critical Zone is generally defined as the top of the robust anorthosite (the Giant Mottled Anorthosite) that forms the top of the Bastard cyclic unit.

The Critical Zone may be subdivided into the Upper and Lower Critical Zones based on the last appearance of cumulus feldspar. This boundary is considered to be between the Upper and Middle Group Chromitite Layers.

The economically viable chromite reserves of the Bushveld Complex, most of which are hosted in the Critical Zone, are estimated at 68% of the world's total, whilst the Bushveld Complex also contains 56% of all known platinum group metals. The Merensky Reef, which developed near the top of the Critical Zone, can be traced along strike for 280km and is estimated to contain 60,000t of PGM to a depth of 1,200m below surface. The pyroxenitic Platreef mineralisation, north of Mokopane (formerly Potgietersrus) , contains a wide zone of more disseminated style platinum mineralisation, along with higher grades of nickel and copper than occur in the rest of the Bushveld Complex.

The well-developed Main Zone consists of norites grading upwards into gabbronorites. It includes several mottled anorthosite layers in its lower sector and a distinctive pyroxenite layer two thirds of the way up, termed the Pyroxenite Marker.

The base of the overlying Upper Zone is defined by the first appearance of cumulus magnetite above the Pyroxenite Marker. In all, 25 layers of cumulus magnetite punctuate the Upper Zone, the fourth (Main Magnetite layer) being the most prominent. This is a significant marker, some 2m thick, resting upon anorthosite, and is exploited for its vanadium and titanium content in the eastern and western limbs of the Bushveld Complex.

Figure 13 Generalised Stratigraphic Columns of the Eastern and Western Limbs compared to the Stratigraphy of The Northern Limb of the Bushveld Complex.

7.1.2 The Northern Limb

The northern limb is a slightly sinuous, north-west striking sequence of igneous rocks of the Bushveld Complex with a length of 110km and a maximum width of 15km (Figure 14 and Figure 15). It is generally divided up into three different sectors namely the Southern, Central and Northern sectors which have characteristic footwalls:-The Southern Sector is characterised by a footwall of the Penge Formation of the Transvaal Supergroup.

The Central Sector generally has a footwall of Malmani Subgroup and The Northern Sector has a footwall consisting of Archaean granite.

28°45'E
29°00'E
29°15'E
23°30'S
23°45'S
24°00'S
24°15'S
LEGEND
Karoo Supergroup
Dolerite dykes
Dolerite
BUSHVELD IGNEOUS COMPLEX
Magnetite gabbroic rocks
Magnetite
UPPER ZONE
Troctolitic rocks
Anorthosite
Platreef
MAIN ZONE
Gabbroic rocks
Chromitite
CRITICAL ZONE
Orthopyroxene cumulates
Orthopyroxene-olivine cumulates
Chromitite
LOWER ZONE
TRANSVAAL SUPERGROUP
Quartzite & shale
Interbedded limestone & tuff
Dolomitic rocks
Archaean granite complex
Fault
0
10 km

Source: Sharman-Harris (2006)

Figure 14 General Geology of the Northern Limb of the Bushveld Complex

NORTHERN SECTOR
CENTRAL SECTOR
SOUTHERN SECTOR
N
Molendraai
Drenthe
Overysel
Zwartfontein
Sandsloot
Vaalkop
Tweefontein
Rietfontein
Turfspruit
Uitloop
Macalacaskop
Townlands
MOKOPANE
Volspruit
Main Zone
Platreef
Satellite pyroxenites
Timeball Hill Fm.
Duitschland Fm.
Penge Fm.
Malmani Subgroup
Granitic Basement
Faults
0 1 2 3 4 5 km

Source: Sharman-Harris (2006)

Figure 15 Geology of the Northern Limb of the Bushveld Complex showing the Various Footwall Lithologies

7.1.3 The Platreef and its Mineralisation

In the northern limb of the Bushveld Complex, the Lower and the Critical Zones of the Bushveld Complex are poorly developed. Where the Bushveld Complex is in contact with the Archaean granite and sediments of the Transvaal Supergroup floor rocks the Platreef is developed. The contact between the RLS and footwall rocks in the northern limb is transgressive, with the Platreef in contact with progressively older rocks of different lithologies from south to north.

The Platreef is a series of pyroxenites and norites, containing xenoliths/rafts of footwall rocks. It is irregularly mineralised with PGM, Cu and Ni. The Platreef (senso stricto) has a strike extent of some 30km, whereas Platreef-style mineralisation occurs over the 110km strike length of the northern limb (Kinnaird et al, 2005). The Platreef varies from 400m thick in the south of the northern limb to <50m in the north. The overall strike is northwest or north, with dips 40–45° to the west at surface with the dip becoming shallower down dip. The overall geometry of the southern Platreef appears to have been controlled by irregular floor topography.

The Platreef is also highly geochemically variable unit, with research suggesting that lateral variations in the geochemistry of the Platreef are the result of interaction with and incorporation of different types of footwall rock. The Platreef consists of a complex assemblage of pyroxenites, serpentinites and calc-silicates. The nature of these rocks is related to interaction of the Bushveld magma with the lime-rich floor rocks which resulted in the formation of abundant lime-rich minerals (calc-silicates) as well as the serpentinisation of the overlying pyroxenites. Base metal and PGM concentrations are found to be highly irregular, both in value as well as in distribution. The mineralisation in places reaches a thickness of up to 40m.

Lithologically, the southern Platreef is heterogeneous and more variable than sectors further north and, although predominantly pyroxenitic, includes dunites, peridotites and norite cycles with anorthosite in the mid to upper portion. Zones of intense serpentinisation may occur throughout the package. Country rock xenoliths, <1,500m long, are common. In the south these are typically quartzites and hornfelsed banded ironstones, shales, mudstones and siltstones whereas further north dolomitic or calcsilicate xenoliths also occur.

Faults offset the strike of the Platreef: a north–south, steeply dipping set is predominant with secondary east-northeast and east-southeast sets dipping 50–70°S. The fault architecture was pre-Bushveld and also locally controlled thickening and thinning of the succession. Although the major platinum group minerals consist of PGM tellurides, platinum arsenides and platinum sulphides, there appears to be a link between the rock type and the type of platinum group minerals with the serpentinites being characterised by a relative enrichment in sperrylite (PtAs2), the upper pyroxenites generally being characterised by more abundant PGM sulphides and alloy (Schouwstra et al 2000). PGM alloys typically dominate the mineralisation closer to the floor rocks. Sulphides may reach >30% in some intersections. These are dominated by pyrrhotite, with lesser pentlandite and chalcopyrite, minor pyrite and traces of a wide compositional range of sulphides. The presence of massive sulphides is localised, commonly, but not exclusively towards the contact with footwall metasedimentary rocks. The magmatic sulphides are disseminated or have a net-texture with a range of a few microns to 2cm sized grains. Much of the sulphide mineralisation is associated with intergranular plagioclase, or quartz-feldspar symplectites, along the margins of rounded cumulus orthopyroxenes. The PGMs in the southern sector occur as tellurides, bismuthides, arsenides, antimonides, bismuthoantimonides and complex bismuthotellurides. PGM are rarely included in the sulphides but occur as micron-sized satellite grains around interstitial sulphides and within alteration assemblages in serpentinised zones. The Pt:Pd ratio ±1 with the PGM concentration not necessarily linked to either the sulphur or base metal abundance. In the southern sector, mineralised zones have grades of 0.1 –0.25% Cu and 0.15 –0.36% Ni.

7.1.4 Waterberg Group /Bushveld Complex Age Relationship

The age relationship of the Waterberg Group and the Bushveld Complex was re-examined as a result of this data.

Conventional understanding is that the Bushveld Complex is dated at 2,060Ma. The Waterberg Group is dated at 1,879 – 1,872Ma based on dolerite intrusions into the upper strata. Other references in the literature are made to the relationship: An unconformity resting on rocks including the Bushveld granites and mafic rock of the Bushveld (Barker et al, 2006)

The Swaershoek Formation which is at the base of the Nylstroom Subgroup is reported to be deposited penecontemporaneous with the Bushveld granites (Barker et al, 2006) The Nebo Granite which are recognised to form the roof to the Bushveld The SHRIMP U-Pb dating of the Waterberg Group suggests that quartz porphyry lavas near the base have ages between 2,054±4Ma and 2,051±8Ma. It has been interpreted that sedimentation begun immediately after the intrusion of the Bushveld Complex (Dorland et al., 2006).

In this context the relationship has been examined by Prof TS McCarthy of The University of the Witwatersrand (October 2012). The field relationships in the vicinity of the Waterberg Project were noted to indicate that the Bushveld Complex is unconformably overlain by the sandstones of the Setlaole Formation of the Waterberg Group, which is post-Bushveld in age. The core drilling undertaken by Platinum Group Metals RSA (Pty) Ltd. shows that an angular unconformity exists between the Waterberg Group and underlying Bushveld Complex.

The contact between the Waterberg Group and the weathered Bushveld Complex has been observed in the borehole core to generally be sharp. In several of the drill intersections, conglomerate and grit horizons are developed on the contact and appear to contain altered magnetite, suggesting the development of placer mineralization. If present, such mineralization is likely to be channelized, as the basal deposits appear to be fluvial. The unusual contact zone between the two rock units was examined by Prof McCarthy and is interpreted as a palaeosol (fossilized soil) developed on the Bushveld gabbros. Features in the palaeosol are reminiscent of modern weathering of Bushveld rocks were observed. The weathering is considered typically spheroidal in character and culminates in a very fine-grained upper black turf layer (vertisol), corresponding to the ‘shale’ in the drill intersections. The nature of the relationship between the Waterberg Group and the Bushveld Complex is confirmed as having no bearing on the presence of mineralization in the gabbros (T or F layers) (McCarthy, 2012).

Further to this Prof McCarthy observes that the northern extremity of the Northern Limb of the Bushveld Complex contains a well-developed. Platreef horizon, but in addition has mineralization developed in the Upper Zone. The T - Zone has a high Cu/Ni ratio and is Pd and Au dominated. Sulphides similar to this have been described previously from the Upper Zone, but occur in very small quantities, suggesting that atypical conditions pertain in the project area (McCarthy, 2012). In addition, the layered sequence in the north is underlain by quartzite which appears to be a correlative of the upper Pretoria Group. This being the case, Prof McCarthy considers that there is the potential for the development of a fairly extensive Bushveld sub-basin beneath the Waterberg which is also supported by a local gravity high in the area.

7.2    Waterberg JV Project Geology

The Waterberg JV Project consists predominantly of the Bushveld Main Zone gabbros, gabbronorites, norites, pyroxenites and anorthositic rock types with more mafic rock material such as harzburgite and troctolites that partially grade into dunites towards the base of the package. In the southern part of the project area, Bushveld Upper Zone lithologies such as magnetite gabbros and gabbronorites do occur as intersected in borehole WB001 and WB002. The Lower Magnetite Layer of the Upper Zone was intersected on the south of the project property (Disseldorp) where borehole WB001 was drilled and intersected a 2.5m thick magnetite band.

A general dip of 34º - 38º towards the west is observed from borehole core for the layered units intersected on Waterberg property within the Bushveld Package. However, some blocks may be tilted at different angles depending on structural and /or tectonic controls. And generally the Bushveld package strikes south-west to north-east The Bushveld Upper Zone is overlain by a 120m to 760m thick Waterberg Group which is a sedimentary package predominantly made up of sandstones, and within the project area the two sedimentary formations known as the Setlaole and Makgabeng Formations constitute the Waterberg Group. The Waterberg package is flat lying with dip angles ranging from to 2º to 5º.

The base of the Bushveld Main Zone package is marked by the presence of a transitional zone that constitutes a mixed zone of Bushveld and altered sediments/quartzites before intersecting the Transvaal Basement Quartzite and Metasediments.

Structurally, the area has abundant intrusives in form of thick dolerite, diorite and granodiorite sills or dykes predominantly in the Waterberg package. A few and thin sills or dykes were intersected within the Bushveld package. Faults have been interpolated from the aerial photographs, geophysics and sectional interpretation and drilling. The faults generally trend (east-west across the property and some are north-west and south-west trending.

7.2.1 Stratigraphy

The initial phase of diamond exploration drilling (WB001 and WB002) intersected Waterberg Group Sediments (sandstones) and Bushveld Upper Zone and Main Zone lithologies in the western portion of Disseldorp property. The follow-up drilling campaign revealed a generalised schematic stratigraphic section that has been adopted for use in this property as presented in Figure 16.

Floor Rocks

The floor rocks underlying the Transitional zone are predominantly granite gneiss hosting remnants of magnetite quartzite, metaquartzite, metapelites, serpentinites and metasediments. Some boreholes within the project area have shown dolerite intrusions within the floor rocks, such is borehole WB028.

Bushveld Complex

Igneous Bushveld lithologies underlie the Waterberg Group starting with the Upper Zone and underlain by the Main Zone.

The Main Zone

The Main Zone which hosts the PGM mineralised layers in its cyclic sequences of mafic and felsic rocks, is 150m to 900m thick. It is predominantly composed of gabbronorite, norite, pyroxenite, harzburgite, troctolite with occasional anorthositic phases Abundant alteration occurs in these lithologies including chloritisation, epidotisation and serpentinisation. Parts of the F - Zone are magnetic due to the serpentinisation of the olivines. The F - Zone forms the base of the Main Zone, and it is usually underlain by a transitional zone of intermixed lithologies such as metasediments, metaquartzite / quartzite, and Bushveld lithologies.

The Upper Zone

The south-western part of the project area (west of the farm Ketting towards farm Disseldorp) has a thick package of Upper Zone lithologies. The package in the project consists of magnetite gabbro, mela-gabbronorite and magnetite seams and may be as thick as 350m. Borehole WB001 on farm Disseldorp collared in Upper zone and drilled to the depth of 322m and while still in the Upper Zone intersected a 2.5m thick magnetite seam. The appearance of the first non-magnetic mafic lithologies indicates the start of the underlying Main Zone.

General Stratigraphy of the Waterberg Project

Generalised Stratigraphy of the Waterberg Project Area
UNIT
LOG
m
DESCRIPTION
Overburden
0 - 20
Weathered Rock material
Waterberg Group Sediments
120 - 750
Makgabeng Formation – reddish purple coloured, thinly laminated sandstone
Setlaole Formation – medium to coarse grained purple red sandstone, mudstone and basal conglomerate
BUSHVELD Upper Zone
0 - 350
Magnetite Gabbros, Gabbronorite, and Cumulus Magnetite seams
BUSHVELD Main Zone
150 - 900
A sequence of Norite, Gabbros and Gabbronorites with occasional Anorthositic Phase underlying (AN – Layer)
T – Layer: hosted in a Pyroxenite (partial mineralisation)
A sequence of Gabbronorite, Norite and Gabbros with underlying Pyroxenitic band (T0 – Layer)
UPA – Upper Pegmatoidal Anorthosite / Pegmatoidal Gabbro
T1 – Mineralised Zone– Troctolite / Harzburgite / Harzburgitic Pyroxenite
LPA – Lower Pegmatoidal Anorthosite / Pegmatoidal Gabbro
LPP – Lower Pegmatoidal Pyroxenite
T2 – Mineralised Zone – Sulphides hosted in a Gabbronorite & Norite
T3 – Mineralised Zone – Partially mineralised Gabbronorite & Norite
A Thick Sequence of Gabbronorite, Norite, Gabbros and Gabbronorites with occasional alternating bands of Pyroxenites towards the bottom contact
F – Mineralised Zone - Predominatly troctolite and mineralised bands hosted in Harzburgitic and Pyroxenitic Bands named FH and FP Respectively
5 - 300
Transitional Zone – Mixed up lithologies : Granofels / Quartzites & metasediments
FOOTWALL
MetaQuartzite / Quartzite / Granite

Source: PTM Jan 2014

Figure 16 General Stratigraphy of the Waterberg Project

Waterberg Group

The Waterberg Sedimentary package occurs with mostly two formations within the project area i.e. the Makgabeng and Setlaole Formations. The whole package may have a thickness ranging from 120m to just over 760m. Generally the Waterberg Sedimentary package has shown thickens from the southwest and shallows towards the centre of the project area before thickening to the north of the east-west trending feature considered to be an erosional channel, through the middle part of the farm.

Setlaole Formation

This is the sedimentary formation underlying the Makgabeng Formation and sits at the base of the Waterberg Group sedimentary succession. It is this formation that overlies the Bushveld igneous rocks, and has been intersected in more than 90% of the boreholes within the project area.

Lithologically, the Setlaole Formation consists of medium to coarse grained sandstones and several mudstones and shales, that have a general purple colour and usually the package displays a coarsening down sequence. Towards the base of the formation, pebbles may be seen that will eventually appear to be forming conglomerates. The rocks are frequently intruded by dolerite and granodiorite sills. A red shale band of variable thickness is generally present at the base of the Setlaole Formation, below the basal conglomerate.

Makgabeng Formation

This sedimentary formation overlies the Setlaole Formation and is mostly exposed in the mountain cliffs in the northern part of the project area. The formation is composed of light-red coloured banded sandstone rocks and generally displays a horizontal inclination.

7.2.2 Structure

The Waterberg Sedimentary package has been intersected by numerous criss-crossing dolerite or granodiorite sills or dykes. These usually range from as thin as 5cm to as thick as 90m.

A major northwest-southeast trending fault has been inferred based on boreholes towards the southern part of the Ketting property. The fault throw is estimated to be approximately 300m. A further fault splay has also been interpreted on the south-eastern part of Ketting.

7.2.3 Mineralised Zones/Layers

PGM mineralisation within the Bushveld package underlying the Waterberg Project is hosted in two main layers: the ‘T- Zone’ and the ‘F – Zone’. The T - Zone is mainly composed of anorthosite, gabbroic pegmatoid, pyroxenite, troctolite, harzburgite, gabbronorite and norite. The F – Zone is hosted in a thick package of troctolite towards the base of the Main Zone and the mineralisation in this package concentrated in pyroxenitic / pegmatoidal pyroxenitic and harzburgitic bands. The mineralisation in the Waterberg Project area generally comprises sulphide blebs, net-textured to interstitial sulphides and disseminated sulphides within gabbronorite and norite, pyroxenite, harzburgite.

The T - Zone includes a number of lithologically different and separate layers. These have been recognised in the drilling. However, with subsequent drilling, it has become clear that the most easily identifiable and consistent are the T1 and T2 - layers. The various layers are The F - Zone includes two lithologically different and separate layers referred to from the top down as FH (harzburgitic) and FP (pyroxenitic) (Figure 17).

Figure 17 Stratigraphy of the Mineralised Layers

7.2.3.1 T-Zone mineralisation

The T - Zone is a correlateable unit which includes five identifiable layers. The two mineralised and economical potential layers are the T1 - Layer underlain by the T2 - Layer. The remaining layers are considered to have less economic potential at this stage and are seen internal waste between the T1- and T2 - Layers.

UPA (Upper Pegmatoidal Anorthosite)

This is the T1 - Layer hangingwall pegmatoid which is mostly anorthositic and in a few cases gabbroic. This unit is generally not mineralised however it has been found to have some sulphide mineralisation in a few boreholes and the mineralisation will be hosted within the mafic crystals of the pegmatoid.

This unit has a thickness range of 2m to as thick as 100m, and it has over 80% correlation throughout the boreholes. It must be noted that the unit is absent in some few boreholes and it also appears more mafic in some instances due to alteration of the anorthositic and gabbroic phases.

Mineralisation within the T1 – Layer is hosted in a troctolite with variations in places where the unit is hosted in a pyroxenite grading into a harzburgite to a harzburgitic pyroxenite. The 3PGE+Au grade (g/t) is typically 1-7g/t with a Pt:Pd ratio of about 1:1.7. The Cu and Ni grades are typically 0.08% and 0.08% respectively.

The unit is mineralised with blebby to net-textured Cu-Ni sulphides (chalcopyrite/pyrite and pentlandite) with very minimal Fe-sulphides (pyrrhotite). Thickness of the layer varies from 2m to 6m and generally the thickness.

The direct footwall unit of the T1 - Layer can be divided into two identifiable units: Lower Pegmatoidal Anorthosite (LPA) and Lower Pegmatoidal Pyroxenite (LPP) These units have an unconformable relationship with one another as both are not always present.

LPA (Lower Pegmatoidal Anorthosite)

This is the first middling unit underlying the T1 – Layer. It has the same composition as that of the UPA but is usually thinner than the UPA. The thickness for this unit ranges from 0 –3m, and in some boreholes this unit is not developed. This unit is mineralised in some boreholes.

LPP (Lower Pegmatoidal Pyroxenite)

This is the second middling unit which underlies the LPA, and it predominantly composed of pegmatoidal pyroxenite. It also ranges from 0 – 3m as is not developed in other boreholes. This unit also sits as a T2 - Layer hangingwall. Mineralisation has not been identified in this unit.

Mineralisation within the T2 – layer is hosted in Main Zone norite and gabbronorite that shows a distinctive elongated texture of milky feldspars. In some instances, the T2 gabbronorite / norite tends to grade into pyroxenite and in places into a pegmatitic feldspathic pyroxenitic phases, with the same style of mineralisation as in the gabbronorite / norite. Lithologically, the T2 - Layer is generally thicker than the T1 - layer, however the high grade zone ranges from 2m to approximately 10m within these lithologies. Sulphide mineralisation in T2 is net textured to disseminated with higher concentration of sulphides compared to the overlying T1 - layer. The 3PGE+Au grade (g/t) is typically 1-6g/t with a Pt:Pd ratio of about 1:1.7. The Cu and Ni grades are typically 0.16% and 0.08% respectively. A thick package of norite and gabbronorite ranging from 100m to about 450m underlies the T- Zone and overlies the F - Zone.

7.2.3.2 F-Zone mineralisation

Hosted in a thick package of troctolite which usually has small-sized bands of pyroxenite and / or pegmatoidal pyroxenite and harzburgite. These layers have been identified using their geochemical signatures and various elemental ratios.

An investigation was conducted to examine the relationship between mineralisation and the logged rock types for the F - Zone. In order to examine any relationship between grade and rock types, the Rock Types (79 codes with Pt assay values) were grouped into 33 separate Rock Codes based on their geochemical similarity. Borehole samples between the top and bottom digital terrain models (DTM) surfaces were extracted from the database. This subset of the database contained 17 different Rock Codes. The length of core, for each Rock Code, within the F – Zone are presented in Table 5.

The total sample database contained 188 different rock codes and only 79 of these contained platinum assay values.

The sample statistics indicate that the primary mineralised units are the harzburgites and the pyroxenites. Anomalously high grade values have also been detected within other rock codes but these rock types are poorly represented, however these are based on relatively few samples. Within each rock group, grade values are broadly related. Between rock groups there is only a correlation between major elements. Based on this analysis, it was concluded that the mineralisation is not restricted to rock type and the full F- Zone package needs to be considered

Table 5 Length of Core within Each Rock Code

Waterberg Project Length of Core Within Each Rock Code

Rock Type Groups (Rock Codes)	Length of Core (m)	Mean PGE2 + Au (g/t)
Anorthosite	10.29	0.94
Breccia	6.00	2.23
Calcsilicate	1.40	0.05
Dolerite	12.69	0.09
Gabbro	85.91	0.97
Harzburgite	1,012.36	1.49
Leucogabbro	6.42	1.96
Leuconorite	2.29	3.33
Mylonite	5.45	1.86
Norite	3.89	1.61
Pegmatoidal Feldspathic	82.86	1.54
Pyroxenite	438.69	1.29
Quartzite / quartz vein	63.62	0.47
Sandstone	2.50	0.48
Sediment	10.35	0.76
Serpentinite	25.99	1.05
Serpentinised Pyroxenite	15.66	1.28

8    Deposit Types

The Platreef (senso stricto) as described in Section 7.1.3 has a strike extent of some 30 km, whereas Platreef-style mineralisation, which is the anticipated target of the Waterberg Project, occurs over the 110km strike length of the northern limb (Kinnaird et al, 2005).

The Platreef comprises a layered deposit hosted by a combination of norite, pyroxenite, and harzburgite lithologies and is present towards the base of the Bushveld Complex, in contact with metasedimentary and granitic floor rocks. The Platreef varies from 400m thick in the south of the northern limb to <50m in the north. The overall strike is northwest or north, with dips 40–45° to the west at surface with the dip becoming shallower down dip. The overall geometry of the southern Platreef appears to have been controlled by irregular floor topography.

The Platreef-type deposits can include the following features:

•	Sulphide hosted nickel, copper and PGM mineralization considered to be of magmatic origin.
•	A deposit hosted by a composite a combination of norite, pyroxenite, and harzburgite rocks.
•	Contact style mineralization along the base of the intrusion; which may be several hundreds of metres in thickness.
•	The mineralized rocks contain locally abundant xenoliths of floor rocks (typically dolomite and shale) suggesting interaction of the magma with relatively reactive floor rocks.
•	Thick mineralized intervals greater than 5m and locally tens to hundreds of metres thick.

The mineralised layers of the Waterberg Project meet some these criteria:

•	The mineralisation is hosted by sulphides that are apparently magmatic in origin.
•	The mineralised layers are relatively thick up to 10m.

The other criteria relating to the Platreef have yet to be demonstrated. As a result this mineralisation is considered to be similar to be Platreef-like but its stratigraphic position, geochemical and lithological profiles suggest a type of mineralisation not previously recognised on the Bushveld Complex.

9    Exploration

The target area and key assay indicators used in this Preliminary Economic Assessment report are represented in Figure 19 and Figure 20

Figure 20 Super F Zone West to East Section

Figure 18 Schematic Section of Waterberg Deposits

Figure 19 Shallow T Zone West to East Section

Figure 20 Super F Zone West to East Section

A multidisciplinary project team established by Platinum Group Metals RSA (Pty) Ltd. identified and ranked 108 Southern African targets through an interactive process using an expert ranking system. These are located in mafic to ultramafic rocks and have the potential, or have already been shown, to host PGM and Ni deposits. Targets were characterised by varying maturity. In addition, an innovative approach has been adopted, which also resulted in the identification and definition of “out of the box” targets defining some 12 targets. Four of these targets were applied for as prospecting rights.

Farm boundaries were defined for these various targets areas. Project activities began with the deed searches, detailed desk top studies of the selected areas, and the subsequent compilation of prospecting right applications.

The shape and extent of the extension to the Bushveld Complex below younger rocks and cover, was not known. Regional gravity and magnetics indicated potential existence of rocks of the Bushveld Complex that had not been explored. Detailed gravity and magnetic surveys by Platinum Group Metals RSA (Pty) Ltd., funded by JOGMEC indicated the possibility of Bushveld Complex rocks.

Previous mineral exploration activities were limited due to the extensive sand cover and the understanding that the area was underlain by the Waterberg Group. Initial exploration was driven by detailed gravity and magnetics. Subsequently exploration was driven by drilling and has been undertaken by Platinum Group Metals RSA (Pty) Ltd.

9.1.1 Surface Mapping

Topographical and aerial maps for Waterberg at a scale of 1:10,000 were used for surface mapping. A combination of the surface maps and the public aeromagnetic and gravity maps formed the basis for the structural map.

Data for any outcrop observed (or control point) was recorded. Each of such outcrop points had the following recorded in the field book: point’s name, description of the outcrop’s rock, identified rock name, XY coordinate points, and if well oriented the dip and strike for the outcrop.

It is noted that most of the area surrounding the Waterberg Mountains is covered by Waterberg sands and as such mapping in these areas has provided minimal information. Access to some parts of the Waterberg Mountains is problematic due to steep angles of the mountains

9.1.2 Geochemical Soil Sampling

In March 2010 and two north-south sampling lines were undertaken. Sampling stations were made at intervals of 25m. Each sample hole was allowed to go to a minimum depth of 50cm to 1.00m at most.

During December 2011 and January 2012 two additional north-south lines on the property Niet Mogelyk 371LR were also sampled. These two lines were done to target the east-west trending dykes that are running through this property and the sampling stations were set at 50m apart.

During January 2013 an additional three lines were taken on the farms Bayswater 370LR and Niet Mogelyk 371LR. These samples were taken to investigate soil anomalies discover by the previous sampling programs) A total of 723 samples, of which 367 were soil samples, 277 stream sediment samples and 79 rock chip samples, were collected during this process.

Geochemical sampling of the soils was also partially compromised due to very thin overburden because of sub cropping rock formations

9.1.3 Geophysical Surveys

Approximately 60 lines of geophysical survey for 488 line km using gravity and magnetics were traversed in March 2010. These were east – west trending lines and were traversed on the farms Disseldorp 369LR, Kirstenspruit 351LR, Bayswater 370LR, Niet Mogelyk 371LR and Carlsruhe 390LR. At this time, farm Ketting prospecting right was still pending.

As soon as Ketting was granted, a second phase of Geophysical Survey was also conducted on the farm from mid-August 2011 to September 2011.

Two additional north-south ground magnetics lines were surveyed over the farm Ketting in November 2012. This information was used to interpret and locate east-west striking structures drilling

10   Drilling

10.1   Drilling in 2010

Based on the target generation and the results of the geochemical sampling and geochemical surveys, two boreholes WB001 and WB002 were initially drilled between July and October 2010 on the farm Disseldorp 369LR. A total of 1,934.77m was drilled for the first two boreholes in 2010.

10.2   Drilling in 2011 to 2013

Drilling resumed in 2011 with a third borehole WB003 was drilled on the farm Ketting. The geological information revealed by this borehole lead to the extension of the drilling campaign such that in 2012 drilling with up to 10 diamond drill rigs was undertaken.

A total of 128,505m of core had been drilled by September 2013, the cut-off date of the mineral resource estimate (Figure 21). NQ core size (47.6mm) has been drilled. The results of 111 boreholes were available for the mineral resource estimate and thus constitute the database for the mineral resource estimate. A basic 250mx250m grid drilled grid has been used to place the boreholes where possible.

Figure 21 Location of Boreholes on the Waterberg Joint Venture Project

Coffey has examined randomly selected drill hole cores. The core recovery and core quality meet or exceed industry standards.

10.2.1 Diamond Core Sampling

Sample selection was undertaken by qualified geologists based on a minimum sample length of approximately 25cm – 50cm. Not all core has been sampled, but all core with visually identifiable sulphide mineralization has been analysed, and low grade to waste portions straddling these layers have also been sampled. A maximum sample length of 1m has been applied where appropriate. The true width of the () mineralized zones tha dip at 30° to 35°are approximately 82% to 87% of the vertical intersection width.

The sampled core is split using an electric powered circular diamond blade saw.

10.2.2 Sample Recovery

Core recoveries, RQD (Rock Quality Designation) and a note of core quality, are recorded continuously for each drill hole. Minimum core recovery accepted 95% measured over a 6m run. This was achieved for all drill holes.

10.2.3 Sample Quality

Coffey has examined selected boreholes and has assessed the quality of sampling to meet or exceed industry standards.

Interpretation of Results

The results of the drilling and the general geological interpretation are digitally captured in SABLE and a GIS software package named ARCVIEW. The borehole locations, together with the geology and assay results, are plotted on plan. Regularly spaced sections are drawn to assist with correlation and understanding of the geology. This information was useful for interpreting the sequence of the stratigraphy intersected as well as for verifying the borehole information.

10.2.4 Technical Review

Coffey has reviewed the data and concludes that sufficient drilling has been undertaken with appropriate standards in place to ensure that the data is suitable for use in geological modelling and mineral resource estimation.

11   Sample Preparation, Analyses, and Security

11.1   Core Handling

Drilled core is cleaned, de-greased and packed into metal core boxes by the drilling company. The core is collected from the drilling site on a daily basis by a Platinum Group Metals RSA (Pty) Ltd. geologist and transported to the core yard at Marken by Platinum Group Metals RSA (Pty) Ltd. personnel. Before the core is taken off the drilling site, the depths are checked and entered on a daily drilling report, which is then signed off by Platinum Group Metals RSA (Pty) Ltd.. The core yard manager is responsible for checking all drilled core pieces and recording the following information:

•	Drillers’ depth markers (discrepancies are recorded);
•	Fitment and marking of core pieces;
•	Core losses and core gains;
•	Grinding of core;

•	One-meter-interval markings on core for sample referencing; and,
•	Re-checking of depth markings for accuracy.

An example of the marking of a borehole is presented in Figure 22.

11.2   Core Logging and Identification of Mineralized Layers

Core logging is done by hand on a pro-forma sheet by qualified geologists under supervision of the Project Geologist. This data is entered into an electronic logging program, SABLE, by data capturers under supervision of the Database Manager. Electronic data is backed up daily and the entire database is backed up on a weekly basis and duplicated off-site.

A printout of the logging is handed back to the relevant geologists, who then verify their logging for precision and accuracy.

Figure 22 Photograph of an Example of Borehole Marking

If the geologist is satisfied with the validity of the data, the logging is signed off and filed in a designated borehole file. The borehole files are stored in a filing cabinet on site and will ultimately contain all relevant information pertaining to a particular borehole and all activities relating to it. A control matrix forms part of the borehole file QA&QC and only when completed, will be signed off by the Project Geologist, the Internal QP as well as the External QP.

11.3   Sampling Methodology

Sampling tests are usually conducted at the beginning of exploration programs to determine the heterogeneity of mineralization in order to eliminate sampling error and to determine proper sampling protocol. Deposit type, lithologies encountered, style of mineralization and heterogeneity all play a role in the method of sampling.

The sampling methodology is applied is based on industry accepted “Best Practices”. The sampling is done in a manner that includes the entire economic unit together with hanging wall and foot wall sampling.

The first step in the sampling of the diamond core is to mark the core from the distance below collar in 1m units. The lithologies are logged and an initial stratigraphy interpreted. The potential mineralised layers are marked for sampling. Thereafter the core is oriented using the layering or stratification as a reference and to ensure a consistent approach to the sampling. A centre cut line is then drawn lengthways for cutting. After cutting, the material is replaced in the core trays, (Figure 23). The sample intervals are then marked as a line and a distance from collar.

Figure 23 Photograph of Core Cutting

The sample intervals are typically 25-50cm in length. In areas where potential mineralisation is less likely, the sampling interval could be as much as a metre. The sample intervals are allocated a sampling number, which is written on the core for reference purposes. The half-core is then removed and placed into high-quality plastic bags together with a sampling tag containing the sampling number, which is entered onto a sample sheet. The start and end depths are marked on the core with a corresponding line (Figure 24). The duplicate tag stays as a permanent record in the sample booklet, which is secured on site. The responsible project geologist then seals the sampling bag. The sampling information is recorded on a specially designed sampling sheet that facilitates digital capture into the SABLE system

(commercially available logging software). The sampling extends to core which is considered to be of less economic potential in order to verify the bounds of mineralization.

Figure 24 Photograph of an Example of Sampling Methodology

11.4   Sample quality and Sample Bias

The sampling methodology accords with Platinum Group Metals RSA (Pty) Ltd. protocol based on industry best practice. The quality of the sampling is monitored and supervised by a qualified geologist. The sampling is done in a manner that includes the entire potentially economic unit. Sampling over-selection and sampling bias is minimised by rotating the core so that the stratification is vertical and by inserting a cutline down the centre of the core and removing one side of the core only.

Supervision of Sample Preparation

Core sampling is undertaken by qualified geologists under the supervision of the project geologist, who is responsible for timely delivery of the samples to the relevant laboratory. The supervising and project geologists ensure that samples are transported in accordance with the Platinum Group Metals RSA (Pty) Ltd. protocols.

11.5   Sample Preparation

When samples are prepared for shipment to the analytical facility the following steps are followed:

•	Samples are sequenced within the secure storage area and the sample sequences examined to determine if any samples are out of order or missing;
•	The sample sequences and numbers shipped are recorded both on the chain-of- custody form and on the analytical request form;
•

The samples are placed according to sequence into large plastic bags. (The numbers of the samples are enclosed on the outside of the bag with the shipment, waybill or order number and the number of bags included in the shipment);

•

The chain-of-custody form and analytical request sheet are completed, signed and dated by the project geologist before the samples are removed from secured storage. The project geologist keeps copies of the analytical request form and the chain-of- custody form on site; and

•

Once the above is completed and the sample shipping bags are sealed, the samples may be removed from the secured area. The method by which the sample shipment bags have been secured must be recorded on the chain-of-custody document so that the recipient can inspect for tampering of the shipment.

11.6   Sample Security

Half core samples are and labelled twice, once in the bag and again on the top of the bag. Batches of approximately 20 samples are packed into large poly-weave bags and sealed with a plastic cable tie. The batch submission number, sample numbers and number of samples are recorded on the outside of the bag.

Sample batches are collected by the laboratory. Duplicate sample forms, bearing the batch lot number, sample numbers and number of samples are delivered with each batch. One copy is signed for by the laboratory receiving personnel and the duplicate is returned to the Mokopane office for incorporation into the database.

Crushed coarse fraction of the samples and the balance of the pulp is eventually returned and stored at the Mokopane office. These are bagged together, labelled and stored in plastic crates in a dry storage area.

All drill core is stored in galvanised steel core trays in a secure under cover core racking system.

Assay results from the SetPoint laboratory are transmitted electronically in a standard format to the Mokopane office. They are imported to an Access database directly from the laboratory files. Certified assay certificates and a CD containing PDF versions of the certificates are filed at the Mokopane office. The database has been customised to site specific use and all logging data, core recoveries and sampling data are captured. Assays are electronically matched and joined on sample number.

11.6.1 Chain of Custody

Samples are subject to a chain of custody which is tracked at all times. Samples are not removed from their secured storage location without the chain of custody documentation being completed to track the movement of the samples and persons responsible for the security of the samples during the movement. Ultimate responsibility for the safe and timely delivery of the samples to the chosen analytical facility rests with the Project Geologist and samples are not transported in any manner without his written permission.

During the transportation process between the project site and analytical facility the samples are inspected and signed for by each individual or company handling the samples. It is the mandate of both the Supervising and Project Geologist to ensure safe transportation of the samples to the analytical facility. The Project Geologist ensures that the analytical facility is aware of the Platinum Group Metals RSA (Pty) Ltd. requirements. A photocopy of the chain of custody letter, signed and dated by an official from the analytical facility, is faxed to Platinum Group Metals RSA (Pty) Ltd.’s offices in Johannesburg upon receipt of the samples by the analytical facility and the original signed letter is returned to Platinum Group Metals RSA (Pty) Ltd. along with the signed analytical certificate/s.

11.6.2 Analytical Procedure

For the present database, field samples have been analyzed by two different laboratories: the primary laboratory is currently SetPoint laboratories (South Africa) and Genalysis (Australia) is used for round robin test work to confirm the accuracy of the primary laboratory. Both laboratories are independent of Platinum Group Metals RSA (Pty) Ltd. Samples are collected by SetPoint Laboratory, a laboratory accredited with the South African National Accreditation System (SANAS), and sample preparation undertaken at the local preparation facility at Mokopane. Transportation of prepared sample pulps from their preparation laboratory in Mokopane to their laboratory in Johannesburg was done under secure conditions as required by Platinum Group Metals RSA (Pty) Ltd..

11.6.3 Sample Preparation

Samples are received, sorted, verified and checked for moisture and dried if necessary. Each sample is weighed and the results are recorded. Rocks, rock chips or lumps are crushed using a jaw crusher to less than 10mm. The samples are then milled for 5 minutes in a Labtech Essa LM2 mill to achieve a fineness of 90% less than 106μm, which is the minimum requirement to ensure the best accuracy and precision during analysis.

11.6.4 Precious Metal Determination

Samples are analysed for Pt (ppb), Pd (ppb) Rh (ppb) and Au (ppb) by standard 25g lead fire-assay using silver as requested by a co-collector to facilitate easier handling of prills as well as to minimise losses during the cupellation process. Although collection of three elements (Pt, Pd and Au) is enhanced by this technique, the contrary is true for rhodium (Rh), which volatilises in the presence of silver during cupellation. Palladium is used as the co-collector for Rh analysis. The resulting prills are dissolved with aqua regia for Inductively Coupled Plasma (“ICP”) analysis.

After pre-concentration by fire assay and microwave dissolution, the resulting solutions are analysed for Au and PGMs by the technique of ICP-OES (Inductively Coupled Plasma–Optical Emission Spectrometry).

11.6.5 Base metals Determination

The base metals (copper, nickel, cobalt and other base metals) are analysed using ICP-OES (Inductively Coupled Plasma – Optical Emission Spectrometry) after a four acid digest. This technique results in “almost” total digestion.

11.7   Laboratory QA/QC

11.7.1 Precious Metals

A calibration range contains at least 4 data points for all elements. The correlation coefficient of the calibration must be greater than 0.999. If this fails, the instrument is recalibrated. If it fails again new standards are to be made up to calibrate with.

After the instrument is calibrated, the Drift control standard is read back to ensure that the calibration is correct. Thereafter, this standard is read at the end of every worksheet to check for instrument drift. The limits for this standard are not be greater than 10% (in the range from 1 to 25ppm) for Au, Pt or Pd or else the batch fails.

11.7.2 Base Metals

After the ICP-OES instrument is calibrated, the QC control standard is read back to ensure that it has been calibrated correctly. Thereafter, this standard is read at intervals of 35 samples or less to check for instrument drift. Each batch of samples shall contain at least one blank sample, one QC sample and a duplicate. The duplicate is a repeat of a randomly chosen sample from the batch.

11.7.3 Adequacy of Procedures

The assay techniques used are considered appropriate for the style of mineralisation and the anticipated concentrations of the metals of interest. The techniques are certified and sufficient laboratory QA/QC is undertaken to ensure the results can be relied upon.

11.7.4 Coffey: Technical Review

The drilling, sampling and analytical aspects of the project are considered to have been undertaken to industry standards. The data is considered to be reliable and suitable for mineral resource estimation.

12   Data Verification

12.1   Data verification procedures applied by the qualified person

The Quality Assurance and Quality Control program of Platinum Group Metals RSA (Pty) Ltd. addresses all aspects of the exploration project to ensure high integrity of data obtained through drilling, sampling, assaying and recording of geological observations for the purpose of attaining an accurate geological model and a reliable mineral resource estimate. The data has been verified by Coffey to a level satisfactory for inferred resource estimation.

12.1.1 Accurate Placement and Survey of Borehole Collars

Boreholes were sited with a handheld GPS (Garmin GPSMAP 62) by the Project Geologist on an initial grid of 250m by 250m. This grid was designed and laid out using ArcView GIS onto the known 1:250 000 Geological Map of the area along strike with section lines approximately perpendicular to the dip. Coordinates were determined in ArcView GIS and electronically communicated to the Project Geologist. The projected coordinate system, WG27, is a Transverse Mercator projection with the central meridian at 29, the D_Hartebeesthoek_1994 datum and WGS_1984 spheroid. _ _ _ All borehole collar positions are permanently marked on completion and surveyed by an accredited surveyor. This photograph illustrates the concrete block and steel rod marking the collar position of a drilled borehole (Figure 25).

Figure 25 Permanent Borehole Beacon

The borehole casings installed in all boreholes are left in the borehole and the boreholes are plugged and marked with a steel rod. This provides access to the borehole if, at a later stage, it is needed for any reason e.g. geophysical down-hole surveys or drilling of more deflections. The borehole number is welded onto the rod.

12.1.2 Down hole Surveys

The original boreholes as well as all deflections when applicable are surveyed with a down-hole survey instrument in order to accurately determine the coordinates of intersections and plot the deflection (off the vertical) of the original borehole. Down-hole surveys have been conducted by the company, BCR Surveys, using a Reflex EZ-AQ/EMS down-hole survey instrument.

A random down-hole check survey is being conducted by Digital Borehole Surveying Pty Ltd. using a Gyro Smart tm instrument to confirm the accuracy of the reflex instrument.

12.1.3 Quality Assurance and Quality Control (QA/QC) Procedures and Results

The Platinum Group Metals RSA (Pty) Ltd. protocols for quality control are as follows:-

•	The core yard manager oversees the core quality control;
•	The project geologist oversees the sampling process;
•	The exploration geologists and the sample technician is responsible for the actual sampling process;
•	The project geologist oversees the chain of custody;
•	The internal QP verifies both processes and receives the laboratory data;
•	The internal resource geologist and the database manager merge the data and produce the SABLE sampling log with assay values;
•	The second external database auditor verifies the SABLE database and highlights QA&QC failures;
•	The responsible person runs the QA&QC analysis including graphs of the standards, blanks and duplicates) and reports anomalies and failures to the internal QP;
•	The internal QP requests re-assays;
•	Check samples are sent to a second laboratory to verify the validity of data received from the first laboratory;
•	Together with the project geologist, the resource geologist determines the initial resource cut; and
•	The external auditor verifies the sampling process and signs off on the resource cut.

12.1.3.1 Standards

Certified reference standards are inserted into the sampling sequence to check the accuracy and to monitor potential bias of the analytical results. Generally the standards are inserted in place of the tenth sample in the sample sequence. The standards are stored in sealed containers and considerable care is taken to ensure that they are not contaminated in any manner (i.e. through storage in a dusty environment, being placed in a less than pristine sample bag or being sprayed/dusted by core saw contamination).

AMIS0002

Greater than 98% of values for Pt, Pd, Au and Cu are within two standard deviation limits of the expected value (EV) with <-2% bias. Only 66% of values for Ni fall within two standard deviations of the EV but all are well within three standard deviations with a bias of -5%.

AMIS0110

This standard is only certified for Au but greater than 99% of the values are within two standard deviation limits of the EV with a bias of -1.5% . .

AMIS0124

Greater than 97% of values for all elements are within two standard deviations of the EV’s with bias of <3% except for Cr and Au. The Cr values have 100% of values within tolerance but with a high negative bias of -8% which is likely due to the fact that this element is only provisionally certified. The Au graph shows only 88% of values are within tolerance but the EV is very close to detection limit and values are unlikely to be accurate. A single sample, G7096 fails for Pt and Pd but has acceptable concentrations for the other elements.

AMIS0148

Greater than 99% of the results for Pt and Pd fall within the EV range with a negative bias of <-2%. Only 65% of the Au values fall within tolerance with a bias of -5%. Cu, Ni and Co have 53% or less falling within tolerances with high negative bias of -6% or more. The poor results on Au and the base metal elements is likely due to the fact that the final certification has not been completed for this standard and the EV’s and standard deviations are only estimates at this time and slightly inaccurate. All results for these elements do however fall within a 10% variance from the current mean of the values.

AMIS0170

Greater than 90% of values for all elements are within two standard deviation limits of the EV with <-3% bias.

AMIS0277

All certified elements for this standard except Cu and Co have all of their values within the EV range with a bias <-3%. Two samples, O47361 and O47385 have returned slightly higher than expected results for Cu but this trend is not repeated for either Ni or Co and so no follow up is deemed necessary. Two different samples have returned slightly lower than expected results for Co but for both Cu and Co all samples are well within three standard deviations and as the anomalies are not present in any other element the results are considered acceptable.

AMIS0278

All certified elements for this standard have greater than 98% of their values within the EV range with -1% bias or less. There are three samples which fail for a different element each. As they only fail in a single element it is not deemed necessary to follow up with the laboratory. These samples are: O48612 for Pt, O50986 for Pd and P59620 for Au.

AMIS0302

This standard is only certified for Au but greater than 99% of the Au values are within tolerance and a bias of -3%. There are five samples that have been incorrectly named as this standard.

AMIS0325

Greater than 98% of values for all elements are within two standard deviation limits of the EV with a bias of <-4% except for Au which has a bias of -5%.

AMIS0326

Greater than 96% of values for all elements except Au are within two standard deviation limits of the EV with a bias of <2%. Greater than 85% of values for Au are within two standard deviations with a bias of -1%.

The analysis of the standards indicates that the analytical accuracy is within acceptable limits.

12.1.3.2 Duplicates

The purpose of having field duplicates is to provide a check on possible sample over-selection. The field duplicate contains all levels of error – core or reverse-circulation, cutting, splitting, sample size reduction in the prep lab, sub-sampling at the pulp, and analytical error. No duplicate samples were submitted for analysis.

12.1.3.3 Assay Validation

Although samples are assayed with reference materials, an assay validation programme is being conducted to ensure that assays are repeatable within statistical limits for the styles of mineralisation being investigated. It should be noted that validation is different from verification; the latter implies 100% repeatability. The assay validation programme entails:-

•	A re-assay programme conducted on standards that failed the tolerance limits set at two and three standard deviations from the Round Robin mean value of the reference material;
•	Ongoing blind pulp duplicate assays at SetPoint Laboratory;
•	Check assays conducted at an independent assaying facility (Genalysis).

12.1.4 Adequacy of Sampling Procedures, Security and Analytical Procedures

An examination of the procedures and their implementation confirms that the procedures are to industry standards and that the procedures are being implemented as required.

12.1.5 Quality Control

Quality control monitoring protocols involved submission of blanks and certified reference standards with the core sample batches. After every 5th sample an alternating blank or standard was allocated to the sampling sequence. The actual numbers of control samples submitted are shown in Table 6. At this time no duplicate samples have been inserted to test the primary laboratory’s precision. A total of 8 different standards of varying grades were used at various times throughout this program depending on availability of the standards from African Mineral Standards (Pty) Ltd. (AMIS). A summary of the expected values for all standards can be seen in Table 7. All standards were supplied by AMIS. Quartz material supplied by SetPoint has been used as the blank material.

Table 6 Summary of the Number of Control Samples

Waterberg Project
Summary of the Number of Control Samples

Control Type	Submitted Rate of Control	Total Number of Samples	Proportion of Total
AMIS0002	58		0.07%
AMIS0110	1,600		1.88%
AMIS0124	214		0.25%
AMIS0148	506		0.59%
AMIS0170	543		0.64%
AMIS0277	9	85,310	0.01%
AMSI0278	968		1.13%
AMIS0302	1,316		1.54%
AMIS0325	1,286		1.50%
AMIS0326	479		0.56%
Blank	7131		8.36%
Referee	180	(actual samples)	0.21%

Table 7 Summary of Expected Values of Certified Reference Standards Used

Waterberg Project
Summary of Expected Values of Certified Reference Standards Used

Standard		Pt g/t	Pd g/t	Au g/t	Cu g/t	Ni ~~%~~	Co %	Cr %
AMIS0002	EV	0.82	0.89	0.155	0.131	0.197	NC	NC
	±2 Std Dev	0.112	0.066	0.016	0.015	0.013
AMIS0110	EV	NC	NC	2.3	NC	NC	NC	NC
	±2 Std Dev			0.18
AMIS0124	EV	0.84	0.87	0.16*	0.1324	0.1917	0.00943*	0.133*
	±2 Std Dev	0.07	0.06	0.02	0.0106	0.0136	0.00154	0.0304
AMIS0148	EV	1.61	1.12	0.85	0.0555	0.0934	0.0153	NC
	±2 Std Dev	0.17	0.11	0.05	0.0036	0.0063	0.0011
AMIS0170	EV	0.72	0.81	0.09	0.0709	0.1071	0.0051	NC
	±2 Std Dev	0.06	0.04	0.01	0.0045	0.0087	0.0005
AMIS0277	EV	1.34	1.47	0.2	0.1318	0.2305	0.0095	NC
	±2 Std Dev	0.06	0.12	0.02	0.0058	0.0241	0.0009
AMSI0278	EV	1.7	2.12	0.26	0.1294	0.2026	0.00765*	NC
	±2 Std Dev	0.1	0.14	0.02	0.008	0.0236	0.00141
AMIS0302	EV	NC	NC	4.47	NC	NC	NC	NC
	±2 Std Dev			0.34
AMIS0325	EV	2.06	2.25	0.3	0.2426	0.4091	0.0201	NC
	±2 Std Dev	0.18	0.18	0.04	0.0178	0.0283	0.002
AMIS0326	EV	1.05	1.26	0.17	0.1403	0.2446	0.0083	NC
	±2 Std Dev	0.08	0.08	0.02	0.0089	0.0099	0.001
All standards supplied by African Mineral Standards (Pty) Ltd.
* Provisional Concentration
NC – Not Certified for element or method
AMIS0148 - Certification incomplete EV's are estimated

It is noted that the Certified Reference Materials (CRMs) used have been selected from what is commercially available as there are no completely matrix-similar standards available. It has been recommended to Platinum Group Metals RSA (Pty) Ltd. that the performance of the standards be monitored closely.

12.1.6 Referee Analysis

A random selection of pulps was sent to Genalysis Laboratories in Johannesburg. The analytical techniques employed were the same as those utilised by SetPoint in the primary analysis to ensure compatibility of data. However the detection limit at SetPoint was higher than at Genalysis. For this reason all results grading less than ten times Set point detection limit for each element was removed before plotting the results to gain a more accurate comparison. The comparison graphs for all elements except Au show 90% or more of the data pairs passing 10% HARD. The comparison for Au is slightly poorer with only 83% of the sample pairs passing 10% HARD. The samples with higher variability between laboratories are also of higher grade and therefore is likely due to the nugget effect of Au.

12.1.7 Data Quality Summary

The data is considered suitable for mineral resource estimation.

13   Mineral Processing and Metallurgical Testing

13.1   Nature and extent of the testing and analytical procedures

A test work exercise was undertaken by SGS, MINERALOGI|AL REPORT No: 12/346 Rev. 2, by Nigel Ramlall, Dinah Mosinyi & Tshepo Moropa. Date issued: 12 May 2013; “Scoping testwork on PGM samples from the Waterberg Platinum Project.

13.2   Summary of the relevant results

The recovery assumptions used in Project Valuation Models are detailed in Table 8 and Table 9, extracted from SGS Report, 12 May 2013.

Table 8 Zone Composite Flotation Properties

Table 9 T2 Zone Composite Flotation Properties

13.3   Basis for any assumptions or predictions regarding recovery estimates

An abstract from this Report is written as follows:-

“Samples of PGM ore from the Waterberg Platinum Project were delivered to SGS for metallurgical and mineralogical characterization. Two samples, called the F-zone and T2-zone, were characterized.

Scoping test work indicated that both samples are fairly soft and mill easily. Feed characterization showed that the T2-zone sample has a greater Pt, Pd, Au, Ni and Cu content than the F-zone sample. Quantitative mineralogy was carried out on composites of F-zone and T2-zone to ascertain the mineral speciation, panicle size and mode of occurrence (association, degree of liberation and exposure). Based on tie mineralogical progenies, the T2-zone sample has better beneficiating progenies than the F-zone sample, since there is a greater degree of liberation and panicle size.

Flotation test work on both samples confirmed the mineralogical observations. The T2- zone sample has a better rate of flotation and maximum recovery for the economic metals. However, the T2-zone sample contains clayish minerals and floatable gangue', both negatively a|ect the beneficiating process. The clayish minerals will affect the pumping and filtration of material. The floatable gangue will result in a higher mass recovery to the concentrate. Higher depressant dosages will be required to control the floatable gargle. Based on the scoping meshwork, the estimated recovery for the economics metals are: *

2PGE+AU: 88% (T2-sone) and 83% (F-zone)
Total Cu: 87% (T2-zone) and 74% (F-zone)
Total Ni: 83% (T2-zone) and 59% (F-zone)

Since the study was scoping in nature, it is proposed that fuller teamwork be carried out to optimise the operating conditions, i.e. grind, reagent types and dosages.

Following the optimization study a locked cycle test should be carried out on the optimized conditions. This will provide information on the expected flow rates of metals and gargle. Metal upgrading on the final product and nature of metal losses can also be determined from the locked cycle test.”

Further preliminary test work provided to WorleyParsons RSA confirmed the earlier SGS recovery rates and demonstrated that concentrates from the T and F zones could achieve greater than 100 g/t grades without significant drops in recovery percentages.

13.4 Degree to which the test samples are representative of the various types and styles of mineralization and the mineral deposit as a whole

Further metallurgical test work will be required in the next phase of the study to confirm initial findings. It is the author’s opinion that the test samples are not atypical of the style and grade of mineralization found within the Waterberg resource used for the PEA.

13.5   Processing factors or deleterious elements that could have a significant effect on potential economic extraction

None identified at this time.

14   Mineral Resource Estimate

The description of the mineral resources estimated used for the Waterberg PEA has been reported in the NI43-101 compliant Technical Report titled; “Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa, (Latitude 23° 22′ 01”S, Longitude 28° 49′ 42”E)” authored by Coffe. This report has an effective date of 02nd September, 2013 and was filed on SEDAR on 03nd November, 2013. The Independent Qualified Persons responsible for the resource estimate in that report are Kenneth Lomberg (Pr.Sci.Nat.) and Alan Goldschmidt (Pr.Sci.Nat.). There have been no material changes in the resource estimate as no additional resource drilling or studies have been complete subsequent to the September 2013 Mineral Resource Estimate.

A summary plan and tabulation of the mineral resource summary is shown in Figure 26, Figure 27 and Table 10. This resource is the basis of and starting point for the mine design work undertaken by WorleyParsons RSA.

Figure 26 Location of PTM Waterberg Resource within Property outline

Figure 27 Resource Footprint used for PEA

Table 10 Mineral Resource Statement, Sept 2013

Waterberg Updated Mineral Resource Estimate
Inferred 2PGE+Au Resource Estimate, September 2, 2013
Layer	Thickness (m)	TonnageMt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Pt:Pd:Au	2PGE+Au (koz)	Cu (%)	Ni (%)	Cu (t)	Ni (t)
T1	2.30	8.50	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10	14,500	8,400
T2	3.77	39.16	1.16	2.04	0.84	4.04	29:50:21	5,107	0.18	0.10	69,400	37,600
T Total	3.38	47.66	1.14	1.95	0.77	3.86	30:50:20	5,948	0.18	0.10	83,900	46,000
F Total		119.05	0.91	1.98	0.13	3.02	30:65:5	11,575	0.07	0.17	78,800	202,200
Total		166.71	0.98	1.97	0.32	3.26	30:60:10	17,523	0.10	0.15	162,700	248,200
Note:
The T1 and F layers are reported with a 2g/t 2PGE+Au cut-off
The T2 layer is reported based on the selection of a mining cut of a minimum of 2m consistently across all deflections

Update Inferred Mineral Resource, Dated September 02, 2013, Kenneth Lomberg, Coffey Qualified Person – www.sedar.com.

Mineral resources have been declared for the T- and F - Zone mineralisation on the property Ketting 368LR and Goedetrouw 366LR.

Two mineralised layers were identified in the T-Zone as well as a deeper zone of mineralisation the F-Zone. The data, which underpins the mineral resource estimate, is presented in Table 11. Various other stratigraphic layers have been identified. These layers are difficult to identify, are not always mineralised, and, where they are grade-bearing, are apparently sub-economic.

Table 11 Summary of the Mineral Resource Estimate data

Waterberg Project Summary of the Mineral Resource Estimate data
Zone/Layer Designation	Depth of modelling		Depth of intersection		No of boreholes	No of Inter- sections	Mineral Resource Declared
	Min Depth (m)	Max Depth (m)	Min Depth (m)	Max Depth (m)
T1	124	650	176	1,363	24	62	Yes
T2	127	1,000	141	1,370	26	69	Yes

F	223	1,000	207	1,182	77	172	Yes

14.1   Methodology

The data that formed the basis of the estimate are the boreholes drilled by PTM which consisted of geological logs, the borehole collars, the down hole surveys and the assay data. The area where each zone/layer was present was delineated after examination of the intersections in the various boreholes (Figure 28). A structural model of each layer was also created based on the intersections of the boreholes (Figure 29).

Area Underlain by the T- Layer and F - Zone

T - Zone

Waterberg
T Zone
PLATINUM GROUP METALS
Legend
Open at Depth

Source: PTM Jan 2014

F - Zone

Waterberg
F Zone
PLATINUM GROUP METALS
Legend
Open at Depth

Source: PTM Jan 2014

Figure 28 Area Underlain by the T- Layer and F - Zone

Figure 29 Isometric views of the Structural Model for the T- Layer and F -Zone

14.1.1 T - Zone Estimation

The data was used to define the characteristics of the various layers based on their geological characteristics and geochemical signatures. The core was carefully examined to ensure the designations and correlations were valid. Diagnostic features were found to identify the T - Zone directly from the core. A geological interpretation had been developed to assist in the understanding of the T - Zone (Figure 30). The additional drilling confirmed the geological interpretation and understanding.

All the intersections were checked on the core to ensure that the layer designation was true to the core and consistency for all the deflections from a borehole. These cuts formed the basis of the mineral resource estimate. The cuts were also defined based on the geology, a marginal cut-off grade of 0.01g/t PGM and a minimum thickness of 2m. Basic statistics were undertaken on the data noting that the data was clustered due to the number of deflections for each borehole.

Data in the estimate from the drilling completed by Platinum Group Metals RSA (Pty) Ltd. consists of over a 69 intersections from 26 boreholes. Each drill hole was examined for completeness in respect of data (geology, sampling, collar) and sample recovery prior to inclusion in the estimate.

An inverse distance weighted (power 2) estimate was undertaken using the 3D software package CAE Mining Studio™. A common seam block model was developed into which the estimate was undertaken. A geological loss of 12.5% was applied based on the geological understanding of the deposit which is informed by the regular drilling grid of 250mx250m.

Figure 30 A Geological Interpretation of the T- Layer

14.1.2 F - Zone Estimation

Due to the pervasive alteration, the identification of the F - Zone proved very difficult. The F -Zone was therefore distinguished on geochemical data and its distinctive position near the bottom of the Bushveld Complex above the floor rocks. During the borehole logging the F -Zone was identified and was based on geological criteria. Within the F - Zone thicker areas with higher grade were identified and modelled using a facies approach. The thicker areas of the F-Zone have been named Super F by the company. The understanding of the F – Zone mineralisation is presented in Figure 31.

Figure 31 A Geological Interpretation of the F - Zone

The borehole intersections were composited for Pt, Pd, Au, Cu and Ni. It was determined that the mineralised portions were not directly related to specific rock types. From each borehole intersection, higher grade sections within the F-Zone were identified. Their geometry was found to be relatively continuous across the project area. Down hole assay plots were created that displayed variation of the grade of the primary elements. Mineralised portions within the broader F – Zone were identified based on a cut-off grade of between 0.1g/t – 0.4g/t 2PGE+Au. A three dimensional block model was developed utilising the 3D software package CAE Mining Studio™. For each borehole, points were captured that represent the top and bottom the primary mineralised envelope. Digital terrain models (DTM) of these surfaces were modelled. This geological model was developed using the interpreted base of the F - Zone as a datum. The grade and density were interpolated into this geological model using an inverse distance weighted (power 2) interpolation methodology. Basic descriptive statistics were determined for the sample data within the mineralised layers, noting that data points are often spatially clustered because a number of deflections were usually drilled from each mother hole.

The area underlain by the F – Zone is some 410ha. The area is bounded in the north and south by the tenement boundary. The east is limited by the suboutcrop with the Waterberg Supergroup whilst the west is open but at depths greater than 1,200m below the surrounding area. The area at depth is overlain by a mountain.

Based on this analysis of grade relation to mineralisation, it was concluded that the mineralisation is not restricted to rock type and the full F- Zone package needs to be considered.

A geological loss of 12.5% was applied based on the geological understanding of the deposit which is informed by the regular drilling grid of 250mx250m.

14.1.3 Statistical Analysis: Raw Data

Detailed descriptive statistical analysis has been completed on the raw data for the various zones/layers (Table 12). The data confirms the understanding of the grade bearing units and the densities of the various stratigraphic and lithological units.

Table 12 Descriptive Statistics on the Layer Assay Data

Descriptive Statistics on the Layer Assay Data
Assay Data
T1	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3
Count	405	405	155	405	396	396	396
Minimum	0.01	0.01	0.01	0.01	-	0.01	2.72
Maximum	13.01	14.20	0.15	3.26	0.93	0.39	3.32
Mean	0.63	1.03	0.02	0.30	0.13	0.10	2.97
Median	0.25	0.43	0.01	0.07	0.02	0.08	2.97
Standard Deviation	0.98	1.49	0.02	0.43	0.18	0.07	0.11
Variance	0.97	2.22	-	0.18	0.03	0.01	0.01
Coefficient of Variation	1.56	1.45	1.10	1.43	1.35	0.72	0.04
PGM Proportions	32%	53%		15%
T2	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3
Count	887	887	478	887	881	881	881
Minimum	0.01	0.01	0.01	0.01	-	-	2.7
Maximum	15.00	15.22	0.15	5.84	1.51	0.75	3.25
Mean	1.22	2.09	0.02	0.91	0.19	0.10	2.92
Median	0.70	0.92	0.01	0.53	0.12	0.07	2.91
Standard Deviation	1.59	2.68	0.02	1.04	0.21	0.09	0.1
Variance	2.53	7.16	-	1.09	0.04	0.01	0.01
Coefficient of Variation	1.30	1.28	1.02	1.15	1.10	0.90	0.04
PGM Proportions	29%	50%		22%
F - Zone	Pt (g/t)	Pd (g/t)	Rh (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3
Count	15,899	15,899	- 5,549	15,899	14,251	14,251	13,963
Minimum	0.01	0.01	0.00	0.01	0.00	0.00	0.37
Maximum	26.00	55.00	1.55	2.27	0.81	0.94	3.95
Mean	0.39	0.82	0.05	0.06	0.04	0.13	2.95
Median	0.15	0.27	0.03	0.02	0.02	0.12	2.95
Standard Deviation	0.75	1.56	0.06	0.10	0.05	0.07	0.11
Variance	0.56	2.44	0.00	0.01	0.00	0.00	0.01
Coefficient of Variation	1.91	1.90	1.36	1.63	1.37	0.51	0.04
PGM Proportions	31%	64%		5%

14.1.4 Density

The density data for the majority of the pulps was measured by gas pycnometer. As a result there are some gaps in the data. The gaps were assigned values according to their lithology and the analysis described below. It is noted that the methodology is not considered appropriate for the determination of bulk density. However, there is no bulk density data (Archimedes method) which could be used to determine a conversion factor.

The existing data was used and applied to lithologies where no data existed based on the logged lithology.

14.1.5 Compositing

The borehole intersections for the T – Zone intersections were composited for Pt, Pd, Au, Cu and Ni. The compositing utilised the weighing of density and thickness.

For the F – Zone, the raw borehole data was composited to a constant 1m interval utilised the weighing of density and thickness.

14.1.6 Descriptive Statistics: Composites

Detailed descriptive statistical analysis has been completed based on the composite data for the mineralised layers (Figure 32) and (Table 13).

Figure 32 Summary of Statistics for the Composites of Each Layer

Table 13 Descriptive Statistics on the Layer Composite Data

Descriptive Statistics on the Layer Composite Data
Composite Data
T1	Pt (g/t)	Pd (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3	Thick (m)
Count	62	62	62	60	60	62	62
Minimum	0.02	0.02	0.01	-	0.02	2.80	2.00
Maximum	2.97	3.69	1.07	0.55	0.26	3.13	5.75
Mean	0.47	0.78	0.20	0.08	0.08	2.96	2.55
Median	0.20	0.37	0.04	0.02	0.07	2.95	2.00
Standard Deviation	0.57	0.87	0.28	0.11	0.04	0.09	1.10
Variance	0.32	0.76	0.08	0.01	-	0.01	1.20
Coefficient of Variation	1.20	1.11	1.40	1.46	0.54	0.03	0.43
PGM Proportions	32%	54%	14%
T2	Pt (g/t)	Pd (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3	Thick (m)
Count	69	69	69	67	67	69	69
Minimum	0.02	0.02	0.01	0.01	0.02	2.73	2.00
Maximum	4.46	7.63	3.37	0.67	0.28	3.10	11.00
Mean	0.95	1.62	0.71	0.15	0.08	2.92	4.32
Median	0.91	1.55	0.74	0.14	0.08	2.91	4.00
Standard Deviation	0.75	1.44	0.54	0.12	0.05	0.08	2.36
Variance	0.56	2.07	0.29	0.01	-	0.01	5.55
Coefficient of Variation	0.79	0.89	0.76	0.79	0.61	0.03	0.55
PGM Proportions	29%	49%	22%
F – Zone (1m Composites)	Pt (g/t)	Pd (g/t)	Au (g/t)	Cu (%)	Ni (%)	Density t/m3
Count	9,405	9,405	9,405	8,926	8,926	8,845
Minimum	0.01	0.01	0.01	0.001	0.004	1.80
Maximum	26.00	52.49	1.67	0.45	0.55	3.57
Mean	0.39	0.77	0.06	0.03	0.13	2.95
Median	0.16	0.27	0.02	0.01	0.12	3.00
Standard Deviation	0.64	1.34	0.09	0.04	0.06	0.10
Variance	0.40	1.80	0.01	0.002	0.004	0.01
Coefficient of Variation	1.72	1.75	1.47	1.31	0.47	0.03
PGM Proportions	31%	64%	5%

14.1.7 Outlier Analysis

An assessment of the high-grade composite was completed to determine whether high-grade capping was required. The approach taken to the assessment of the potential outliers is summarised as:-

•	Detailed review of histograms with significant breaks in populations interpreted as possible outliers.
•	The ranking of the composite data and the investigation of the influence of individual composites on the mean and standard deviation plots.

Based on this analysis not capping or cutting was required. Refer Figure 33.

Waterberg Project
Histograms of Composites of Each Layer
CUT
Pt (g/t)
Pd (g/t)
Au (g/t)
2PGE+Au
T1
T2
CUT
Cu (%)
Ni (%)
Density (t/m3)
Thickness (m)
T1
T2
CUT
Pt (g/t)
Pd (g/t)
Au (g/t)
2PGE+Au
F - Zone
Histogram for PT
Histogram for PD
Histogram for AU
CUT
Cu (%)
Ni (%)
Density (t/m3)
F - Zone
Histogram for CU
Histogram for NI
Histogram for DENSITY

Source: PTM Jan 2014

Figure 33 Histogram of Composites of Each Layer

14.1.8 Block Model Development

14.1.8.1 T - Zone

A series of three-dimensional (3D) estimates representing each layer as defined by the geological logging and interpretation is shown in (Table 14). The block model cell size utilised was based on drill hole spacing.

Table 14 Summary of the Block Model Details (T – Zone)

Summary of the Block Model Details (T – Zone)
	Block Model Origin (Centroid)		Parent Cell Size	No of blocks	Sub cell
	Min	Max
					splitting
T layer
XC	- 16,000	-7,000	200	45	No
YC	- 2,591,000	- 2,581,000	200	50	No

14.1.8.2 F – Zone

A Datamine geological block model was created by filling the volume between the top and bottom DTM surfaces which extends to the suboutcrop position of the F – Zone and to a depth of 1000m below the elevation of subcrop. These block size was chosen based on the spacing of the exploration boreholes and so as to provided sufficient detail to model any vertical variability of grade values with the F – Zone (Table 15).

In order to preserve any relationship between the location of grade values within the F –Layer and its footwall, the three dimensional block model utilised the base of the F – Zone as the point of correlation.

Table 15 Summary of the Block Model Details (F – Zone)

Summary of the Block Model Details (F – Zone)
	Block Model Origin (Centroid)		Parent Cell Size	No of blocks	Sub cell splitting
	Min	Max
F - Zone (Flattened Model)
XC	-16,000	-9,875	125	62	Yes
YC	-2,589,000	-2,581,250	125	49	Yes
ZC	0	201	3	67	Yes

14.1.9 Mineral Resource Estimate

14.1.9.1 T – Zone

A series of two-dimensional estimates based on the designated cut were undertaken. Each deflection within the borehole database has been retained as separate data. These deflections have been offset from the surveyed reef intersection location of the mother hole utilising the down hole survey data. Maintaining the individual deflections as separate data rather than compositing the deflections to a single intersection composite is preferred.

The structural model for the Waterberg separates the area into a number of fault blocks. Coffey has treated all fault blocks together, as they would have originally been continuous. The precision of a block estimate is a function of the block size, the amount of local data, the method of estimation and the estimation technique. A block size of 200m x 200m was selected based on the distribution of the boreholes. The block model was not rotated.

The variables Pt, Pd, Au, Cu and Ni as well as the thickness and density were estimated directly. Rh was not estimated as the assay of Rh was only commissioned with the

Pt+Pd+Au>1g/t.

14.1.9.2 F – Zone

Facies modelling

Facies areas were defined in order to separate areas of thickness and grade. Two facies areas were defined that represent areas that are higher in both grade and thickness. When estimating grade and thickness values into the block model, the facies areas were treated separately. Only samples located within a facies area was used to interpolate values into the block model representing that area. The facies areas are presented in Figure 34.

o	Grade Interpolation

Grade values were interpolated into the structural model using an inverse distance squared (IDW) methodology. Each deflection within the borehole database has been retained as separate data. The deflections are offset from the mother hole by utilising the borehole survey data. Retaining the deflections, rather that averaging the deflections into a single intersection is preferred.

No significant structural faults have been identified in the project area, hence the structural model and grade interpolation has been modelled assuming the mineralised zone is continuous along strike and down dip.

Figure 34 Plan showing the Facies Distribution for the F - Zone

14.1.10 Search Criteria

A three-pass estimation strategy was used, applying progressively expanded and less restrictive sample searches to successive estimation passes, and only considering blocks not previously assigned an estimate. The parameters were determined after consideration of the method of estimation and the data density. The sample search and estimation parameters are provided in Table 16.

Table 16 Sample Search Parameters

Sample Search Parameters
Horizon	Estimation Method	First Search Volume			Second Search Volume			Third Search Volume
		Radius (m)	No of Samples		Radius (m)	No of Samples		Radius (m)	No of Samples
			Min	Max		Min	Max		Min	Max
T - Zone	IDW(2)	500	3	12	750	3	12	1,500	1	20
F -Zone	IDW(2)	500	12	18	1000	12	18	1,500	3	12

A visual and statistical review was completed on the estimates prior to accepting the model. Acceptable levels of mean reproduction are noted between the block model and input composite data. Coffey considers the resource estimate to be appropriate and robust.

14.1.11 Cut off Grades

The approach to the estimate utilised typical estimation techniques in which the determination of the mining cut is critical as the initial step. This effectively defines the mineralised unit. The important aspects were the stratigraphic determination and correlation between intersections. As the mineralisation is disseminated within the stratigraphy, the selection of a marginal cut off and consideration of a potential mining cut are necessary. In addition the area underlain by each layer was delineated based on the borehole intersections.

A cut-off grade was applied to the T1 Layer block model in order to ensure that the mineralised layer has “reasonable and realistic prospects for eventual economic extraction” (SAMREC, 2009). A block cut-off grade of 2g/t for the 2PGE+Au grade was applied.

No cut-off was applied to the T2 Layer block model.

A cut-off grade was applied to the F – Zone block model in order to ensure that the mineralised layer has “reasonable and realistic prospects for eventual economic extraction” (SAMREC, 2009). A block cut-off grade of 2g/t for the 2PGE+Au grade was applied.

14.2   Classification

14.2.1 Classification

Coffey considers that the mineral resource of the various layers should be classified as an Inferred Mineral Resource. The data is of sufficient quality and the geological understanding and interpretation are considered appropriate for this level of mineral resource classification. The resource estimate has been classified based on the criteria set out in Table 17.

Table 17 Confidence Levels of Key Criteria

Confidence Levels of Key Criteria

Items	Discussion	Confidence
Drilling Techniques	Diamond drilling - Industry Standard approach	High
Logging	Standard nomenclature and apparent high quality.	High
Drill Sample Recovery	Based on site visits the core recovery is estimated as >95%	High
Sub-sampling Techniques and Sample Preparation	Industry standard	High
Quality of Assay Data	Available data is of industry standard quality.	High
Verification of Sampling and Assaying	Verification of sampling undertaken	High
Location of Sampling Points	Survey of all collars. Vertical drillholes with typically small deviation.	High
Data Density and Distribution	Drillholes spaced across the property.	Low
Audits or Reviews	None of which Coffey is aware	High
Tonnage Factors (Bulk Density)	Based on specific gravity data	Low/Moderate
Database Integrity	Minor errors identified and rectified. Data scrutinised prior to inclusion in resource model database.	Moderate
Geological Interpretation	The broad structural confidence but the zones determined are previously not identified the Bushveld Complex.	Moderate
Compositing	Single composites were used for each mineralised unit for each intersection.	High
Statistics	High coefficient of variation for the variables modelled and relatively well defined statistical distributions.	Low
Block size	Appropriate block size selected	Moderate
Estimation and Modelling Techniques	Inverse Distance Weighting	Moderate
Cut-off Grades	A marginal cut off applied when determining the cuts (0.01g/t PGM and minimum cut of 2m) on which the estimate is based	High
Mining Factors or Assumptions	None	N/A
Metallurgical Factors or Assumptions	None	N/A

This mineral resource was underlain in accordance with requirements and guidelines of The South African Code for the Reporting of Exploration Results, Mineral Resources And Mineral Reserves (The SAMREC Code) (2007 Edition as amended July 2009). The reconciliation of the SAMREC Code classification with the CIM Standards (2010) indicates that the criteria for classification and the classes of mineral resource are compatible.

It should be noted that an inferred mineral resource has a degree of uncertainty attached. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. No assumption can be made that any part or all of mineral deposits in this category will ever be converted into reserves.

14.2.2 Mineral Resource Reporting

Metal contents and block tonnages were accumulated and formed the basis for reporting the resource as shown in Table 18. The results of the estimate showing the block models are presented in Figure 35.

Geological loss of 12.5% was estimated based on the knowledge of the deposit. The geological losses are made up of areas where the layers are absent due to faults, dykes, potholes and mafic/ultramafic pegmatites.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

The quantity and grade of reported Inferred Mineral Resources in this estimate are conceptual in nature. There is no guarantee that all or any part of the Mineral Resource will be converted to a Mineral Reserve.

The Qualified Person responsible for the mineral resource estimate in this report and summarized in Table 18 is Kenneth Lomberg, a geologist with some 18 years’ experience in mine and exploration geology, resource and reserve estimation and project management in the minerals industry (especially platinum and gold). He is a practising geologist registered with the South African Council for Natural Scientific Professions (Pr.Sci.Nat.) and is independent of Platinum Group Metals Ltd. as that term is defined in Section 1.5 of the Instrument.

Table 18 Mineral Resource Estimate (SAMREC Code) 2 September 2013

Mineral Resource Estimate (SAMREC Code) 2 September 2013
	Stratigraphic Thickness	Tonnage Mt	Pt (g/t)	Pd (g/t)	Au (g/t)	2PGE+Au (g/t)	Pt:Pd:Au	2PGE+Au (koz)	Cu (%)	Ni (%)	Cu (t)	Ni (t)
T1	2.30	8.5	1.04	1.55	0.47	3.06	34:51:15	842	0.17	0.10	14,500	8,400
T2 (Cap)	3.77	39.2	1.16	2.04	0.84	4.04	29:51:21	5,107	0.18	0.10	69,400	37,600
T Combined	3.38	47.7	1.14	1.95	0.77	3.86	30:51:20	5,948	0.18	0.10	83,900	46,000
FH		119.0	0.91	1.98	0.13	3.02	30:65:4	11,575	0.07	0.17	78,800	202,200
Total		166.7	0.98	1.97	0.32	3.26	30:60:10	17,523	0.10	0.15	162,700	248,200
Content (koz)			5,252	10,558	1,715	-

129

Delineated Area of Each Layer

T1 - Layer

Waterberg
T1 Layer
Grade Model
Legend

T2 – Layer

Waterberg
T2 Layer
Grade Model
Legend

Source: PTM Jan 2014

Figure 35 Delineated Area of Each Layer

15   Mineral Reserve Estimates

Not Applicable.

16   Mining Methods

16.1   Proposed mining methods

With reference to the Mineral Resource Estimate as described in Section14, the mining methodology discussion is based on three distinct geographical mineralised zones. For the purpose of this discussion they are called the “T Zone”, “Central F” and “North F Zone, as depicted in Figure 36.

Figure 36 Geographical Mining Areas

The grade distribution, thickness and the 38° dip of the mineralized zones, presents a challenge to the selection of an appropriate mining method. The following quotes were published in the “Hard Rock Miners Handbook – Edition 3”:

“Ore will not run on a footwall inclined at less than 50 degrees from the horizontal.” Source: Fred Nabb.

“Even a steeply dipping orebody may not be drawn clean of ore by gravity alone. A significant portion of the broken ore will inevitably remain (“hang”) on the footwall. If the dip is less than 60 degrees, footwall draw points will reduce, but not eliminate, this loss of ore.” Source: Chen and Boshkov.

In addition to addressing the dip and variable thickness, the mining methods “must safely maximize the extraction of mineralised resource.

Due to the differing thicknesses of the moderate T and F and the Super F mineralized zones, it was necessary to examine mining methods that were suitable for massive and moderately thick mineralized bodies. Another constraining factor is the relatively difficult dip of the mineralized zones at 38°.

In addition the mining method/s selected must address all associated safety issues and be able to deliver high volumes.

Initially 13 mining methods were examined for their suitability to meet the above requirements. The following mining methods were evaluated:

•	Block cave (massive).
•	Sub-level cave (massive).
•	Open pit (massive).
•	Sub-level open stoping (massive).
•	Cut and fill (massive).
•	Drift and fill (massive).
•	Room and pillar (moderate thickness).
•	Trough mining (moderate thickness).
•	Reef boring (moderate thickness)
•	Long hole stoping (moderate thickness).
•	Contour drift and fill (moderate thickness).
•	Step room and pillar (moderate thickness).
•	Longitudinal room and pillar (moderate thickness).

Of the 13 possible mining methods, the following were rejected after undergoing examination by WorleyParsons subject matter experts and with presentation to and discussion with the PGM and WorleyParsons project team:

16.1.1 Open pit

This would require the removal of some 62 million tons to create a pit dimension of 500m x 500m x 200m deep, resulting in a stripping ratio of 53:1.

16.1.2 Drift and fill

•	The costs associated with fill, makes the use of fill questionable.
•	Limited production output and therefore, inferior to other mining methods reliant on back fill e.g. cut and fill.
•	Even though the availability of fill is questionable, the cut and fill mining method, as opposed to drift and fill, was further examined based on the consideration that:
• This mining method is more “fill efficient” and capable of higher tonnages.
• This mining method needed to be further examined in case no other mining method was found suitable. In this case the cost of fill would have to be traded off.

16.1.3 Sub-level cave

•	This ore body is unlikely to cave due to the strength of the rock.
•	Surface subsidence would however be unacceptable.

16.1.4 Longitudinal room and pillar

•	Due to the 38 dip of the mineralised zone and the requirement for extensive crown pillars, the extraction percentage will be very low.
•	Minimum allowance for selectivity.
•	Extensive pre-development required.

16.1.5 Room and pillar

•	Suitable for narrow, flat mineralized zones.
•	Adapted to “modified step room and pillar” due to the dip (see identified mining methods).

16.1.6 Reef boring

•	Still in the R & D stage.
•	Not suitable for large tonnages.

16.1.7 Contour drift and fill

•	Cost of fill makes this method questionable.
•	Fill required for pillar extraction.
•	Low percentage extraction if pillars are not recovered.

The following mining methods were identified for further evaluation:

•	Block caving (BC).
•	Cut and fill (CF).
•	Sub-level open stoping (SLOS).
•	Modified step room and pillar (MSRP).
•	Long hole stoping (LH).
•	Trough mining (TM).

16.1.8 Mining Methods Evaluation Process

The “Shortlist” of possible viable mining methods were further evaluated using an Analytical Hierarchy Process (AHP). The mining methods were evaluated against the following criteria:

•	Shortest time to production.
•	Quickest return on investment (ROI).
•	High volumes.
•	Flexibility.
•	Selectivity.
•	Safety.
•	Cater for the dip and thickness.

The results of the evaluation process are contained in Figure 37 and Figure 38.

Figure 37 Mining Method Ranking Moderately Thick Mineralized Zones

Figure 38 Mining Method Ranking Thick Mineralized Zones

The analysis concluded that, the moderately thick T and F mineralized zones will be mined using the “the Modified Step Room and Pillar” method and the thickest mineralized zones will be mined using the “Sub-level Open Stoping” mining methods.

16.1.9 Mine Design Criteria

Mine design criteria that have been used in the design and schedule are shown in Table 19 and Table 20.

Development – Sub Level Open Stoping (SLOS)

Table 19 Design Criteria Sub Level Open Stoping

Dimensions	Description	Width	Height
Decline Excavations	Belt Decline	5.0	5.0
	Dec Lat. Conn	5.0	5.0
	Material Decline	5.0	5.0
Lateral Excavations	Foot Wall Haulage	5.0	5.0
	Lat. Conn	5.0	5.0
	Ramp	5.0	5.0
	Ramp X/cut	5.0	5.0
	Return Airway (RAW)	5.0	5.0
	Station Dev	5.0	5.0
	Vent Cubby	4.0	4.5
	X/cut	4.0	4.5
Vertical Excavations	Ramp Vent Raise	4.0	4.0
	RB Vent Hole 4.2	4.2	0.0
	Silo 10	10.0	0.0
Drives in Mineralised Zone	Drive	4.0	4.5
	Slot Raise	1.5	1.5

•	Decline ramp inclination - 9°
•	Spiral ramp inclination - 8°
•	RD 2.9 Mineralized Rock and Waste Rock
•	MCF – 100%

16.1.9.1 Development – Modified Step Room and Pillar (MSRP)

Table 20 Design Criteria Modified Step Room and Pillar

Decline	Height	Width
Belt Decline	5.0	5.0
Decline Lat. Conn	5.0	5.0
Material Decline	5.0	5.0
Vertical
RB Vent Hole 4.2	4.2	-
Lateral
FW Haulage	5.0	5.0
Haulage	5.0	5.0
RAW	5.0	5.0
Station Development	5.0	5.0
Lat Conn	5.0	5.0
Production	Height 1	Height 2	Width
Pillar Stope North	7.5	4.3	5.0
Pillar Stope South	7.5	4.3	5.0
Ramp	5.0	5.0
Turning Bay	5.0	5.0
Bord Stope North	7.5	4.3	5.0
Bord Stope South	7.5	4.3	5.0

16.1.9.2 Production Shifts and Advance rates per crew

Decline – 110m per month per decline (system advance)

Flat development – 200m/month/crew

Raise boring – 55m/month including pilot drilling

Continuous Operations Shift Roster

•	Shifts 2 x 10 hour shifts
•	365 days per year less 13 Public Holidays
•	352 days and 704 shifts per year

16.1.9.3 Production Stoping

Sub-level Open stoping (SLOS)

•	Rib Pillars – 5.0m wide
•	Rib pillar spacing 15.0m skin to skin
•	Vertical distance between drill drives – 20.0m footwall to footwall
•	Crown pillar – 20.0m
•	Ring spacing – 2.0m
•	Drill drives per stope 5 – Consisting of crown pillar level, production drive 1, production drive 2, production drive 3, production drive 4.
•	Tons per ring 1348t
•	Production drill metres/ton blasted – 0.8/6
•	Production drill metres/machine/day – 280m/day
•	Extraction ratio – 79%
•	Rib Pillar in-stope – 30.0m
•	Rib Pillar between stope – 30.0m

Modified Step Room and Pillar (MSRP)

•	Decline in mineralized zone dimension 5.0 x 5.0m at an apparent dip of 8
•	Drives 5.0 x 5.0
•	Pillar size (after pillar removal) 5.0 x 5.0m
•	Distance between pillars (after pillar removal) 10.0m
•	Extraction ratio – 83%

16.1.9.4 Mine Ventilation Design

The ventilation study, (Report for the project, “PLATINUM GROUP METALS WATERBERG VENTILATION AND COOLING CONCEPT STUDY 05 November 2013”) was based on the number of mechanised mining equipment units that would be in operation at any one time and in addition the maximum designed target 29.0 ° Wet Bulb (WB).

The conceptual ventilation designs for the two mining methods are shown in Figure 39, Figure 40, Figure 41 and Table 21, Table 22, Table 23.

Figure 39 Ventilation Network for Sub Level Open Stoping Central Zone Table 21 Air Quantities Required for Sub Level Open Stoping Central Zone

Figure 40 Ventilation Network for Sub Level Open Stoping North Zone Table 22 Air Quantities Required for Sub Level Open Stoping North Zone

Figure 41 Ventilation Network for Modified Step Room and Pillar T Zone Table 23 Air Quantities Required for Modified Step Room and Pillar T Zone

16.1.10 Description of Mining Methods

The two key mining methods are shown in Figure 42 and Figure 43.

16.1.10.1 Sublevel Open Stoping

Figure 42 View of Sub Level Open Stoping Mining Block

The mining sequence is summarised as follows:-

•	Drop raises are mined between sub-levels to create the “free face” and the blocks are ring drilled to facilitate the stoping operation.
•	Two rings are blasted per blast.
•

Normally stoping of the block begins with the blasting of number 1 extraction drive, ideally blasting two rings per blast. However in this design, due to the dip of the mineralized Zone, blasting will begin in number 4 production drive then 3 and so on, but the number 1 production drive will still lead number 2 and so on.

•	The lead between the extraction drive and the following drive will be 4m (2 rings).
•	Blasted rings are lashed by an LHD into dump trucks or on to a conveyor belt.
•	Final clean-up of mineralized tons is with the use of s remote controlled LHD.

16.1.10.2 Modified Step Room and Pillar

Figure 43 View of Modified Step Room and Pillar Mining Block

16.2 Information used to establish the amenability or potential amenability of the mineral resources or mineral reserves to the proposed mining methods.

•	Geotechnical overview and scoping for future studies Report submitted by OHMS.
•	Waterberg project Rock Engineering Development Design Criteria 2013, WorleyParsons RSA.
•	Geological block model issued by Platinum Group Metals RSA (Pty) Ltd., Sept 2013.
•	Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa, 1 February 2013.
•	Mine Schedule software was used to mine the block model using a 2g/t cut-off.
•	Platinum Group Metals RSA (Pty) Ltd. Waterberg Ventilation Design Report BBE (Bluhm Burton Engineering) Nov 2013.

16.3   Geotechnical, hydrological, and other parameters relevant to mine or pit designs and plans

16.3.1 Overview of Geotechnical work

At this early stage of the project, the WorleyParsons RSA was tasked with reviewing the stratigraphic column; establish the depth of the weathered zone, and Review of the ore body, hanging wall and footwall geotechnical parameters.

The cores of two boreholes were visually inspected and consensus was reached that the stratigraphic column as proposed in the Coffey report (Revised and Updated Mineral Resource Estimate for the Waterberg Platinum Project, South Africa, 01 February 2013) would suffice for this phase of the project.

16.3.2 Review of ore body, hangingwall and footwall geotechnical parameters

The information source for the present review was obtained from report submitted by Open House MINING Systems (OHMS) (Geotechnical overview and scoping for future studies). The report dealt with some borehole logging that was undertaken by OHMS.

In the report a rock mass classification (RMR), and Mining Rock Mass Classification (MRMR) are derived and subsequently used to calculate pillar factors of safety. Both these classifications rely on the uniaxial compressive strength (UCS) of the rock, which, as far as can be ascertained has not been determined. A uniaxial strength of 147MPa is used for the pillar calculations.

The report indicates that a bord and pillar mining method becomes less attractive from mineral extraction point of view as the deposit thickness and depth increase.

16.3.3 Rock engineering mine design criteria

Table 24 summarises the criteria that have been applied to all development, stoping and infrastructure designs.

Table 24 Rock Engineering Design Parameters

Design parameter	Value		Comment
Vertical Virgin Stress	0.029*Depth (MPa)		Assumed
Horizontal Virgin Stress	2* Vertical Virgin Stress		Assumed
Regional stability pillars spacing	300m on dip and strike		Based on average mining depth of 600m
Regional stability pillar width	Minimum 10m
Width to Height ratio	Minimum 10:1		This is for tabular mining. For massive mining such dimensions become prohibitive to mining and other strategies must be followed.
In stope regional stability enhancing support	Crush pillars or back fill.
Material properties	Waterberg	Bushveld
UCS	150 MPa	200MPa	Assumed, to be ascertained
Young’s modulus	70GPa	90GPa	Assumed, to be ascertained
Poison’s ratio	0.25	0.25	Assumed, to be ascertained
RMR	70 to 75	80 to 85	Must be confirmed for design
GSI	65 to 70	75 to 80	Must be confirmed for design
Ore passes	Maximum 5m diameter

Design parameter	Value	Comment
Break always	Breakaway angle not less than 45 degrees
Not less than 6 times width of larger excavation apart
Spans not to exceed 8m
Where span exceeds 5m, support with cable anchors and mesh and Shotcrete
No breakaways at geological discontinuities
Tunnel spacing (Centre to centre)	Not less than twice the sum of the excavation width/height
Middling between stopes and tunnels	If less than 25m; to be approved by Rock Engineer
Tunnel/Stope intersections	Middling’s of less than 5m unsafe and unsupportable.

16.4   Production rates, expected mine life, mining unit dimensions, and mining dilution factors used

16.4.1 Mine Production Sequence and Schedule

In order to build a LOM production profile, without creating a complete mine design, a single discrete block (blue print) was designed.

This discrete block consists of waste and mineralised development meters, tons and stoping tons, to steady state, for the three discrete production zones (See Figure 44).

Figure 44 Plan showing mining Zone Blueprint

16.4.1.1 Profile Interpolation

The Life of Mine (LOM) profiles for the three zones are shown Figure 45, Figure 46, Figure 47, Figure 48.

Figure 45 Life of Mine Profile Central F Mineralized Zone

Figure 46 Life of Mine Profile North F Mineralized Zone

Figure 47 Life of Mine Profile T Mineralized Zone

Figure 48 Total Life of Mine Profile Mineralized Tonnes

16.4.1.2 Distribution of Grade

To simulate a reasonable distribution of grade over the LOM, a technique of converting the block model data into mineable stopes is done. This process is followed by importing, all grade and tonnage data into the scheduler software.

Based on co-ordinate data, the scheduler sequentially links all stopes in chronological order thereby establishing a mining schedule per deposit. See grade profiles in Figure 49 and Figure 50 below:

Figure 49 F-Mineralized Zone PGE and tonnages

Figure 50 T-Mineralized Zone PGE and tonnages

16.4.1.3 Dilution and Mine Call Factor (MCF) Considerations

The mineable tonnages reflected in these profiles are underground and in-situ only and additional dilution factors have not been applied.

16.5   Requirements for stripping, underground development, and backfilling

16.5.1 Access to Mineralized Zones

The PGM Waterberg project ore-body has been divided into 3 zones namely the South, Central and North zones (Figure 36).

The following methods of accessing the Mineralized Zones have been examined:

•	Vertical blind sunk shaft system to 1050m.
•	Inclined shaft at 38° to 1000m
•	Twin/Triple - 8°/9° decline systems to 1000m.
•	Spiral ramp at - 8° from Surface to 1000 with a raise bored rock hoisting shaft (300 ktpm). ° °
•	Twin/Triple - 8 /9 decline system to the Mineralized Zones intersection, then spiral ramp to 1000m, with raise bored rock hoisting shaft (300 ktpm).
•	Central Rock Hoisting Shaft for 600 ktpm
•	The use of the tunnelling boring technology (TBM) to mine the declines.

A high level trade-off study was conducted and the following method was decided upon:

•	Triple – 9 degree decline system to intersect the T Mineralized Zone in the south
•	Triple -9 degree decline system to intersect the super F Mineralized Zone in the centre.
•

Triple -9 degree decline system to intersect the F Mineralized Zone in the north. This third system has been so orientated and designed so that this system can be used to access the Mineralized Zone in the north beyond the current lease boundary, where drilling is currently taking place.

The main reasons for this decision are as follows:

•	Fast sink, 100 meters per month system advance.
•	Well understood methodology
•	Opportunity to accelerate sink rate e.g. tunnel borer.
•	Option to equip with belts for rock transport.
•	Flexible with regard to unexpected changes in strata.
•	Quick access to production areas.

A North / South elevation foot print showing the 3 systems, decline lengths, distance between portals, depths below surface etc. is depicted in Figure 51.

The position of the 3 portals and direction of the ramp system off each portal is shown Figure 52.

Figure 51 North / South Elevation Foot Print

Figure 52 Potential Portal Positions – alternate locations may be selected based on geotechnical and other factors

16.5.2 Mineralized Rock Extraction Requirement

All development and stope cleaning will be by means of mechanised equipment with LHD’s loading into dump trucks and the dump trucks transporting the waste and mineral initially to surface and later the mineralised material to a conveyor system and the waste into mined out stopes. (Note – a dump truck is generally economically viable for up to 300 vertical metres, at an inclination of - 8°)

•	The recovery sequence will be as follows:
•	Twin decline development – LHD and dump trucks.
•	Footwall waste development – LHD and dump trucks.
•	Initial mineralised development and stoping – LHD and dump trucks.
•	Conveyor installed in decline – mineralized material recovered via conveyor belt or,

The number of LHD’s and dump trucks required to develop the declines and associated infrastructure of the southern T and F zones, the central Super F zone and the northern F and super F zone are listed in Section 16.6.

16.5.3 Mining activities Personnel requirements

The mining and engineering personnel required to develop the replacement metres and to stope 450 ktpm from the SLOS mining method and 150ktpm from the MSRP mining method, are in Table 25 and Table 26.

Table 25 Listing of Mining Personnel Required

Table 26 Listing of Engineering Personnel Required

16.6   Required mining fleet and machinery

The total fleet that will be required to establish and maintain mining profiles is shown in Table 27.

Table 27 Trackless Fleet Requirement for Waterberg Project

16.7   Use of proposed mining methods on other operations

The following are two examples of mines where the mining methods proposed for the Waterberg JV Project are applied:-

16.7.1 Step room and pillar

•	Otjihase copper mine, Namibia.

16.7.2 Sub level open Stoping

•	BCL Selebi North Operations, Botswana. The ore body dip ranges from 35 degrees to vertical. No fill used.

17   Recovery Methods

17.1   Flow sheet of any current or proposed process plant

For the purpose of this Preliminary Economic Assessment, a data search was carried out by WorleyParsons RSA to identify similar or existing Processing Facilities that would closely match the Waterberg Production and Mineral Type requirement.

A 600 000 ton per month concentrator plant was designed by WorleyParsons RSA and implemented for the PPRUST Operator. It was deemed appropriate to use the general layout and escalation of actual cost to construct this plant as the basis for the Waterberg Project. The layout of the PPRUST plant is shown in Figure 47 and Figure 48. The rock transported from the 3 decline systems would be routed to a central stockpile point, to be fed then to the process plant operation.

An aerial view of the PPRUST facility is shown in Figure 53 and Figure 54.

Figure 53 Aerial View 1 of Typical 600 000 tpm Concentrator

Figure 54 Aerial View 2 of Typical 600 000 tpm Concentrator

No further detail work regarding process flows was carried out during this study.

17.2   Plant design, equipment characteristics and specifications, as applicable

No design carried out during this study.

17.3   Projected requirements for energy, water, and process materials

The expected installed power of the Concentrator Plant will be 44MVA at full production. Expected water consumption of the Process plant will be I the order of 20 ML/day, losses mostly attributable to evaporation on Tailings Storage Facility.

18   Project Infrastructure

18.1   Services Supply

18.1.1 Assumptions

18.1.1.1 Potable Water Consumption

For site establishment the contractor will be responsible to supply the necessary potable water by means of tanker or other means. An allowance to be made for the sinking of a water supply borehole and storage tank for small works however this ground water cannot be assumed to be potable. Drinking water will have to be transported to site until the package water treatment plant has been constructed and commissioned.

In line with industry standards an allowance of 6 litres of water per day per employee for underground consumption is to be allowed for capacity calculation purposes. A total workforce of approximately 2000 will be estimated for the purpose of this study, with approximately 1200 persons being underground at any given shift time.

For surface change-houses, an allowance of 50 litres is allowed per underground worker for the shift change time to calculate peak changehouse flow rates. Including allowances for general surface potable water usage, a total of 170 kl per day will be consumed. The peak flow underground will be 2 L/s. Table 28 shows the typical water consumption parameter assumptions.

18.1.1.2 Mining Water Consumption

Table 28 Calculation for Underground Dirty Water Pumping Requirement

Mining Parameters		Unit	Assumptions

Reef tons per month	600	kt/month
Waste tons per month	90	kt/month	Estimate
Total Rock Mined	690	kt/month
Ratio water to rock Mining	1.0	kl/ton
Ratio water to rock fissure	0.15	kl/ton	Typical Industry Allowance
Monthly mining water requirements	Total Rock X Water/ton ratio
Total water consumption Mining	690	kL/month
Fissure Water	103	kL/month

Calendar Days	30
Daily	27	kL/day
Flowrate	7.5	L/s
Water usage hours per day	24	hours
Average Pumping(18-h day)	1.5	kL/hour
Peak Consumption ratio	2 X Average Consumption		2
Peak consumption	3.3	kL/hour
Peak consumption	1	l/s
Total Pumping Water	810	kl/month
Number of production days
Daily Pumping		kL/day
Pumping hours per day
Average Pumping(18-h day)	1.1	kL/hour
Peak Water Pumping Ration	2		X Average
Peak Pumping	2.2	kl/hour
Peak Pumping	1.1	L/s

18.1.1.3 Mine Water Balance

The water balance for the Waterberg Project is shown in Figure 55.

Figure 55 Mine Wide Water Balance

It is understood that there will be minimal ground water ingress. For the purpose of this study, available rainfall runoff will also be considered minimal.

A total of 26ML to 30ML per day will be required via a supply pipeline. Refer Section 5.6.

18.1.1.4 Power Consumption

Considering all surface and underground mining infrastructure a load schedule has been developed to determine primarily the total installed power for the Project. Refrigeration is not expected to be needed until the later part of the mine life. Refer Table 29.

Table 29 Summary of Installed Equipment Power Requirement

AREA	kVA
Ventilation and Refrigeration	20 700
Compressors	4 312
Surface Pumps	234
Decline Conveyors	820
Other Surface Infrastructure	9 817
T Orebody Mining	8 871
Underground Conveyors	400
Chairlifts and Auxiliary	200
Central F Orebody	11 930
Decline Dewatering Pumps	609
Concentrator Plant	44 280
North F Orebody	10 000
TOTAL KVA	112 173

18.1.2 Power Supply

18.1.2.1 Eskom Supply to Waterberg

With reference to Section 5.6 of this report, a schematic of the proposed power line upgrade is shown in Figure 56.

Figure 56 Eskom Network Upgrade Schematic

18.2   General Arrangement of site at each Portal (North F, Central F and T Mineralized Zones)

For the purpose of this study it has been assumed that each portal system would provide for:-

•	Localised access control/security
•	Offices
•	Changehouse and Lamproom
•	Mining water clarification, electrical power substation.
•	Fire control
•	Potable water Storage
•	Canteen
•	Surface workshop
•	Diesel and oil storage
•	Explosives offloading
•	Materials Handling Yard
•	Localised compressed air supply
•	Dirty water runoff catchment dam.
•	Waste rock dump.
•	Concrete Batch Plant
•	Grout Plant

The typical arrangement at each decline system is shown in Figure 57. A more detailed description of each main area will be given in subsequent sections.

Figure 57 Typical Surface infrastructure per Decline System

18.3   Surface Services Infrastructure

18.3.1 Temporary Power

During the start-up and site establishment phase, it will be necessary to provide an on-site power supply which would provide sufficient power for the contractor’s laydown area. Lighting, security, borehole pumps and other small equipment is required to set up the construction site.

A Genset would be required until the Eskom substation is commissioned. Any other specific high load requirements will be provided by the contractor.

18.3.2 Laydown Area

A level platform will be provided as a contractor’s laydown area with a plan dimension of 150m by 80m. The purpose of the laydown area is to provide space for the various construction contractors to set up their temporary camps and equipment or material stores. A section of the area will be demarcated for the receiving and storage of large material which may be procured and delivered directly by the owner’s management systems. The area may also be used for a period to set up the owner’s team site offices.

This terrace / platform will be designed to drain off all storm water around the new raised platform as well as all water falling on the terrace. The platform will also be fenced as per the typical fencing specification. The contractor will be responsible for the water, sewerage handling and electricity reticulation within the laydown area.

18.3.3 Potable Water Supply

For site establishment the contractor will be responsible to supply the necessary potable water by means of tanker or other means. A limited quantity of water may be available from local borehole sites however this ground water cannot be assumed to be potable. Drinking water will have to be transported to site until the package water treatment plant has been constructed and commissioned.

A 20 kl storage tank has been allowed on surface for the underground supply requirements. A header tank on surface will supply the surface infrastructure. The potable water supply will supplement the firewater storage system. Pressure reducing valves are to be installed at each distribution off take point to ensure that the delivery pressure does not exceed 500Kpa.

18.3.4 Fuel and Oil Depot

At the start of construction, the earthworks contractor will be responsible for providing an approved diesel storage area at the contractor’s camp or laydown area. This area will be bunded and equipped with the necessary fire prevention requirements.

This facility will be temporary and the permanent mine facility should be established as soon as practically possible when the main terrace level is complete. The storage facility will be positioned adjacent to the stores yard and surface workshops to facilitate ease of operation. For the purpose of determining storage capacity the following assumptions were used:-The average daily consumption of diesel per decline system will be 14000 litres. Allowing for a 5 day storage capacity, a 70000 litre tank will be required.

The facility will also be equipped with smaller tanks for oils and the necessary metering pumps and security fencing.

Fuel supply lines will be equipped in the declines to underground filling stations located in or near the underground workshops.

18.3.5 Topsoil Stockpile

Prior to the construction of the terrace / platform all topsoil will have to be removed and stockpiled around the site. The initial use of the removed topsoil will to be to create storm water control berms in and around the site to prevent clean water and natural watercourse contamination. The remainder of the topsoil will be stockpiled to be used to rehabilitate the waste rock dump and the terrace area after life of mine.

18.3.6 Emergency Power Generation

A permanent emergency power generation plant will be required to supply power to critical ventilation fans and dewatering pumps. In the event of Power Grid Failure, it is estimated that approximately 5MW will be required for critical systems. This power supply could be single or multiple units.

18.3.7 Sewerage Plant

As there is no main sewerage system in the vicinity, a treatment plant will be installed to treat all sewerage and grey water from the mine surface infrastructure. Plants suitable for this type of application may be procured to specification and installed as a package or modular approach.

This sludge will be pumped out and transported to an approved disposal site. Typical arrangement of package plant is shown in Figure 58.

18.3.8 Water Treatment

All water from external sources for consumption will be treated through the potable water production plant.

Typical arrangement is shown in Figure 59.

It is estimated that about 5 Ml per day will be consumed by the mine and adjacent community housing. Trade-off study to be carried out to determine if a single or multiple plants should be planned for.

18.3.9 Offices and Changehouse

It has been assumed that there would be satellite offices and changehouses at the 3 separate decline operations.

The complexes would incorporate security, offices for officials, and changehouses for all employees working on surface and underground for each operation, lamp rooms. As per modern standards, each employee would be provided with a locker in the various sections (Male/Female) of the changehouses.

Figure 60 and Figure 61 indicate the floor plans for proposed changehouse and office accommodation with training centre for approximately 600 persons.

Figure 62 Access Control and Lamproom floor plan

Figure 62 shows the floor plan for underground worker access control and lamp room.

18.3.10 Canteen

An area will be identified close to the offices and changehouses area where a containerised canteen will be placed. A flat roof will be constructed in front of the container to provide shelter from the elements. It is assumed that a private concern would be employed to manage the facility and provide the basic requirements for food and beverages.

18.3.11 Medical Facility

Positioned at the decline shaft bank, an emergency medical room facility will be established to handle emergency medical situations. The facility will be equipped with the basic medical equipment to stabilise an injured person and also provide basic first aid for non-serious medical conditions.

The floor plan of the medical facility is shown in Figure 63. The medical facility is adjacent to the mines central control room.

Figure 63 Emergency Medical Centre and Control Room

The control room would be equipped to monitor all surface and underground instrumentation systems.

18.3.12 Electrical Distribution

From the main Eskom supply yard (110MVA), 132KV / 88KV overhead lines would be routed to the local HV substations at portal sites and the concentrator plant.

The satellite substations 88KV/11KV will feed the LV distribution on surface and also provide 11KV feeders to underground operations.

The typical Layout of the portal HV substations is shown in Figure 64.

Figure 64 Typical Layout of HT Electrical Incoming Yard

18.3.13 Workshops and Material Handling and Explosives Loading

Figure 65 Proposed layout for Portal Materials handling, explosives offloading and workshop

18.3.13.1 Surface Workshop

The function of the workshops facility would typically include:-

•	Carry out routine maintenance and repairs on tracked and trackless mobile equipment.
•	Enable maintenance of major fixed infrastructure such as conveyor structures, chutes, and pump rebuilds etc.

•	Handle breakdowns.
•	Provide facilities for repair and maintenance of all piping systems.

The workshop complex will comprise structural steel shed with crane gantries in line with the mines requirements at steady state.

18.3.13.2 Explosives Offloading

As per the relevant regulations, a covered explosives offloading facility will be situated adjacent to the marshalling yard.

18.3.13.3 Marshalling Yard

The strategy for supply of stores has had a significant impact on the design of the surface mine materials handling yard. All typical mining stores and consumables will be issued from the main stores on a daily as and when required basis. A centralised supply store to be provided within the concentrator plant security area.

Materials and equipment will be delivered to the marshalling yard and offloaded directly on to the materials handling equipment. A palletised system to be investigated that will work with the utility vehicle “cassettes”

Empty cassettes coming out of the mine will be routed past a series of waste handling bins where waste underground can be sorted. An overhead gantry with a lifting crane will be provided on one of the material handling lanes to enable loading of heavy equipment into and out of utility vehicles or LHD’s

18.3.14 Mining Water Clarification and Storage

Figure 66 shows a typical process flow for water handling at each of the triple decline portal systems. All runoff from the immediate portal site footprint is to be contained for treatment. Water returned from underground operations will be treated with high rate settlers. A mudpress will process the underflow of the settlers into dry cake to be sent to concentrator plant.

An alternative cascade dam settling system may also be considered. The dams will be constructed to allow access by LHD which would clean out the settled fines periodically. This option has a risk of high evaporation (water loss) rate.

Figure 66 Proposed Process Flow for Mining Water Treatment

Figure 67 Typical Layout High Rate Settler and service water storage

18.3.15 Batch Plant

An area close to the portal entrances will be allocated for concrete batch plant setup. This plant will be used to produce all the concrete for surface civil works including portals, concentrator, permanent building foundations etc. This is considered to be a temporary installation and once the surface construction is completed, the batch plant be decommissioned and removed off site.

18.3.16 Grout Plant

The objective of the grout plant will be to provide pumpable cementitious slurry to supply the development and construction operations with high strength material through a series of pipe ranges down the declines.

The Project would allow for a steel frame cladded building with basic services (Power and water). External service providers would install the balance of electrical and mechanical equipment and supply product at a rate per m3. The advantage of this methodology is to minimise the number of or eliminate the requirement for mobile concrete transporters to underground sites. Figure 68 shows typical arrangement with cement silos and aggregate storage.

Figure 68 Typical Grout Plant Arrangement

18.3.17 Compressed Air Supply

It has been assumed that compressed air would be required for the following:

•	Concentrator plant process requirements, emergency agitation and instrumentation and control
•	Underground refuge bays
•	Temporary air powered pumps and small equipment.
•	Actuators and instrumentation

For the purpose of this study, a total Peak demand of 40000 cfm has been proposed. Manifold pressure on surface 600kPA.

In order to optimise peak demand supply, 5 X 8000 cfm units are proposed. The multiple small units may be stopped and started as demand requires and therefore would provide far greater power cost savings as against a single large machine. The cost of installation to meet the production build-up may also be phased with the smaller machines.

Typical layout of compressed air generation plant which would be centrally located is shown in Figure 69.

Figure 69 Typical Layout Compressed Air Plant

18.3.18 Mineral Storage and Handling

From the belt decline, each portal system will be provided with a mineral stockpile or silo. For the purpose of this study, the assumption has been made that there must be one day’s production storage capacity in the silo (6000 tons). The main belt head end will be configured to discharge directly into the mineral silo without any direction changes. A shuttle conveyor will divert to the waste compartment when waste is transported on the belt.

Figure 70 Mineral Storage Silo

From the draw point of the silo, a configuration will be designed to allow discharge onto conveyor or into truck for transport to concentrator stockpile.

18.3.19 Fire Prevention and Detection

Specialist Suppliers were consulted to advise regarding the most appropriate fire protection system for the Project, both for surface and underground infrastructure. The Company is in process of reviewing installations and designs elsewhere Surface Decline operations equipped with conveyor belts and proposed configuration for Waterberg is well aligned with regard to modern Standard Practices.

The system proposed is described as follows:-

18.3.19.1 Surface Infrastructure

Firefighting storage tanks.

Firewater storage tanks to have a total capacity in the order of 400 m3. Tanks to be manufactured in steel, corrosion protected or pressed steel galvanized panels. The above capacity is equivalent to a 90 minute supply as per ASIB requirements.

Firefighting pump house

Pump house to contain 1-off 100% duty electric driven pump set rated 4500 l/min @ 750 kPa, 1-off 100% duty diesel driven pump set (Standby) rated 4500 l/min @ 750 kPa and a 1.5 Kw electric jockey pump. This jockey pump pressurises the hydrant system and maintains pressure in the system. This pressurisation ensures effective supply in the event of an emergency and also will enable leak detection throughout the system which is continuously pressurised.

Sprinkler protection is to be provided in the pump house. Crawl beams are to be provided in the pump house for installation and removal of the pump sets. Sufficient ventilation is to be provided for the diesel pump set.

Fire reticulation mains

Fire mains, (Minimum 150mm) are to be installed, preferably above ground, around the surface infrastructure to supply firewater to the automatic fire protection systems, hydrants and hose reels. Ideally a ring main should be installed. Sectional isolation valves are to be installed on the fire mains, suitably situated to enable future maintenance to take place without closing down the whole fire system.

Automatic fire protection

The surface conveyor installations are to be provided with automatic fire protection in accordance with NFPA 15 specifications. Water type deluge systems are to be applied with a minimum density application rate of 10.2 l/min/m2. The upper conveyor belt, return belt and take up belts and silo top must receive fire protection with the above minimum density application rate.

Other areas on the plant that will require automatic fire protection (Either deluge or gaseous extinguishing systems) are:- Compressor House, Oil and Paint store Gas Cylinder store, Diesel Tanks, Hydraulic, Lube packs, Transformers, Substations, MCC'S.

Hydrants, Hose Reels and Extinguishers

Hydrants are to be positioned on the site every 90 m and 1.2m above ground level. Each hydrant will have a hydrant cabinet which will contain 2 off 65mm x 30m long Lay flat hose c/w Morris instantaneous couplings and 1-off Branch pipe. Each Hose reel should be installed with 2-off 9 Kg DCP extinguishers. 2-off 5kg. CO2 extinguishers should be installed at the Consumer Sub Station. Where small Transformers are present on the plant they should also be provided with a CO2 extinguisher.

18.3.19.2 Underground Infrastructure

Fire reticulation mains

A fire main, 100mm is to be installed in the conveyor decline to supply firewater to the automatic fire protection systems and hydrants. Pressures reducing/pressure sustaining valves are to be installed on this fire main to compensate for depth. The above valve stations must also include a by-pass arrangement.

Automatic fire protection

The decline conveyor is to be provided with automatic fire protection in accordance with NFPA 15 specifications to the followings sections: Head end, drive-take up and take up travel, Head pulley and tail pulley, loading sections, Tail end sections, 40m length of conveyor local to the above.

Water type deluge systems are to be applied with a minimum density application rate of 10.2 l/min/m2. The upper conveyor belt, return belt and take up belts must receive fire protection with the above minimum density application rate.

Hydrants

Hydrants are to be positioned on the decline every 90 m. Each hydrant will have a hydrant cabinet which will contain 2-off 65mm x 30m long lay flat hose c/w Morris instantaneous couplings and 1-off branch pipe.

Hydrant cabinets are to be situated in each refuge bay so as not to impede access. Hydrants are to be positioned 1.2m above ground level.

18.3.19.3 Operational philosophy

Conveyor Protection

In the event of a fire the linear heat detection cable and or UV/IR detector will detect a fire in that particular protected zone, initiating a signal via the interface panel to activate the solenoid on the deluge valves. When the solenoid operates it vents the retaining pressure on the deluge valve diaphragm for that particular zone allowing the downstream pressure to force the valve into the fully open position allowing water to flow through the distribution piping and discharge via the nozzles onto the risk. The interface panel will provide a signal to initiate a sequence shut down on the conveyors as well as facilitate remote indications via the existing network to the sub panels below surface as well as the master panel on surface. As soon as the system detects a pressure drop, the surface pump start-up sequence initiates. An audible alarm and beacon will be activated at the pump house along with alarm routing to the main panel on surface.

18.3.20 Security

Perimeter security would be required at all the portal sites to prevent access by unauthorised persons.

As construction commences, the site will be divided up into various zones with different security level requirements. The security strategy impacts the standards required.

18.3.21 Communications, Instrumentation and IT

18.3.21.1 Voice Communications

The telephone reticulation shall conform to the Platinum Group Metals RSA (Pty) Ltd. requirements. Cabling will be installed to each level. Rescue bays will be equipped with telephones via a self-contained unit communicating via the leaky feeder system and the PABX system.

Analogue Telephones will be installed at the following places per level and have its own dedicated phone number.

•	All Surface offices and stores
•	MCC Room
•	Tips
•	Refuge bays
•	Workshops
•	Main Mineralized drives intersections

A field proven and accepted Leaky Feeder or Radio LAN system will be used for surface and underground radio or wireless telephone communications. The Leaky Feeder base station will be connected to the PABX system to ensure telecommunication facility via selected radio keypads.

18.3.21.2 Monitoring and Control

A Central control room will act as the nerve centre for all the individual control systems. All information collected from the field will be recorded and displayed here via a SCADA system. Remote control of certain systems will also be done from here.

The C&I networks will allow for two functions, the main function being the view of operations and the second a view of configuration, management and diagnostics. Both of these will have traffic and security management capabilities.

Over and above the C&I requirements of PLC and SCADA, the following network services will be catered for on the C&I Network: (This to be confirmed in the next phase of the Project Studies)

  Metal Accounting
  Backup
  IP Camera's
  IP Telephones for surface and standalone analogue units for underground.
  Wireless
  Central Blasting if approved else standalone unit (independent unit)
  Energy Power Management
  Environmental Monitoring
  Fire Detection
  Leaky Feeders (Standalone unit from surface to all levels)
  Security and access control
  Seismic
  Vehicle Localization

The C&I network model comprises three layers namely: Control, Production and Business.

The Control networks

This is the level of the industrial automation and control environment, managing and handling information from instruments and sensors to control devices (PLCs), which intercommunicate with plant computer equipment.

The Production Network

The Production network is responsible for the transport of production information from the control network to the business network and for operator station (HMI) information and historians.

The Business Network

This is the Local area network (LAN), which is linked, to the Wide Area network (WAN) for office users. Managers will have Active access to the Production network to enable viewing of data from the Business network.

The logical design of the C&I network will take all the geographical, functional areas and network services into consideration. The IP addressing, VLAN Design, Routing etc. will be divided accordingly within the C&I network.

The C&I network will be managed as a central resource from a central location. This will allow for easier asset management and change management

18.3.21.3 Underground general

A PLC will be installed within each underground mining section to provide the following:

•	Control and monitoring of the pressure reducing station.
•	Control and monitoring of conveyors and Mineral handling points.
•	Control and monitoring of the compressed air flow and pressure in a section.
•	Control and monitoring of the water flow, dam levels and pressures in a mining section.
•	Control and monitoring of the electrical substations.

A VHF Leaky feeder/ Radio LAN system will be installed on each level to provide handheld radio communication.

Environmental monitoring such as fire detection, airflow and temperature will be displayed on the SCADA in the central control room.

Video cameras will monitor high traffic production areas. A monitor in the central control room will display the risk areas.

Blast monitoring devices can also be installed and data can be recorded and displayed at the central control room.

Analogue telephones will be installed at the following places per level and have its own dedicated phone number; MCC Room, Tips, Refuge bays, Workshops.

18.3.21.4 Underground Mineral handling

Provision will be made for Belt scales on decline conveyors. Mineral Silo levels will be monitored and controlled automatically or remotely through the use of laser or radar level detectors. Management reporting will be done of daily production totals.

Visualisation of all the systems will be in the central control room.

18.4   Underground Infrastructure North, Central and South Mineralized bodies

18.4.1 Decline Configurations

For the North, Central and Southern Mineralized Bodies, the decline configurations would be identical as shown in Figure 71.

Figure 71 Decline Configuration for the T, Central F and Northern F Mineral bodies

18.4.1.1 Decline 1 (Intake/RAW) and emergency exit.

This decline will not be equipped.

18.4.1.2 Decline 2 - Men and Material Handling

The main services, (Compressed air, service water, pump columns, potable water and grout pack lines as well as the main electrical and instrumentation feeds), will be installed as shown in Figure 71.

Depending on the footwall condition after initial development, it may be necessary to provide a concrete layer on the footwall, with a central drainage channel in order to provide adequate drainage of water and a sound surface for the trackless fleet. A scissor lift will be used to install and maintain the services in the decline. Anchor points will have to be provided at suitable intervals to keep the suspended columns stable.

18.4.1.3 Decline 3 – Rock Handling

The conveyor system in each of the portal systems will be designed to transport approximately 400 tons per hour. A 1200mm wide belt would be capable of this capacity. The belt systems would be loaded from the ramp silos through a vibratory feeder system as shown in Figure 72.

Figure 72 Conveyor Belt Loading Arrangement

In line conveyor transfer points will be designed with a low profile configuration to minimise impact on belt as well as reduce excavation sizes.

Figure 73 Typical Conveyor Transfer Point arrangement

Belt tensioning arrangements will be of the electrical winch type. This excludes the requirement for large gravity tensioner systems.

Sufficient clearance will be allowed for a utility vehicle to travel adjacent to the belt for maintenance and clean-up operations. A fire hydrant column will be positioned above the conveyor as described in section 18.3.19.

18.4.2 Workshops and Maintenance

Provision will be made for underground workshops, typically positioned near the ramp infrastructure. The purpose of these workshops is to carry out daily inspections, routine maintenance and will also incorporate a re-fuelling bay. Diesel will be piped down to the re-fuelling station from the surface storage facility.

18.4.3 Water Handling

Dirty water underground is made up of a combination of water consumed / used primarily by the drill rigs and general hosing down operations, dust suppression, cleaning operations and the like.

Dirty water will gravitate from the mining areas to the lowest point on each mining level. This water will be captured / contained as close to the operating areas as possible by means of containment sumps and pumped with vertical spindle pumps into a drain column. Every 500 m along the dirty water drain column the water will be dropped onto a transfer sump and lifted further by a second vertical spindle pump as for a typical stage pumping system into drain column for discharge into the level dirty water dam.

For the purpose of this study, a typical dirty water pumping system was assumed and designed for.

These cascade systems are common on shallow decline operations. The same design assumption would apply to all 3 options. Further trade-off studies will be required to compare the cost benefit of installing underground water clarification infrastructure or maintain a dirty water cascade design.

The dirty water dams will be sized to be as small as practically possible to minimise residence time. The water in the drain column is discharged at the pump station through a sieve bend to remove the grit. The grit will be discharged into hopper for transport to surface when full.

Each dam will be equipped with a dirty water pumps of type C5 or similar. The design assumes that there will be a running pump stream and one standby stream. Each pump will be equipped with a strainer box, dam isolation valve and level detection instrumentation. The pumping system will be automated so as to enable monitoring and control from the surface control room. The 2 main pump columns will be installed in the material decline. Refer to Figure 74.

Figure 74 Typical Dirty Water Handling Arrangement

A typical dirty water dam arrangement is shown in Figure 75.

Figure 75 Typical Interlevel Transfer Dam

18.4.4 Compressed Air

An allowance for a 500mm compressed air column in each of the decline systems has been provided. The air will be used for supply to refuge bays, workshops, and instrumentation.

18.4.5 Electrical Reticulation

The main feed for each decline system will be through 85mm2 HT supply cables. A ring feed system will be provided for redundancy purposes.

Substations to be established on each mining level on each decline system.

Each substation will be equipped with an 11KV switching sub, 3X500KVA 11KV/550V minisubstation and lighting transformers.

The proposed installed capacity will provide feed to the following mining equipment:

•	Dirty water pump stations;
•	Conveyor drives;
•	Fans;
•	Power for instrumentation;
•	Lighting;
•	Localised dirty water collection pumps.

Gully box units will be installed at each consumer point as required.

18.4.6 Service Water Supply

From the clear water storage reservoirs on surface, mining water to gravity feed through 250mm schedule 40 column. Isolation valves to be installed on each mining level take-off. Pressure reducing valves to be installed where gravity head exceeds 500kPa.

18.5   Surface Waste Storage

18.5.1 Waste Rock

The rock dump is designed to contain the Life of Mine (LOM) waste generation. The LOM footprint will be contained by a bonding/drain system to catch all rainwater runoff.

The rock dump will initially be constructed using earth moving equipment. During this phase, the permanent dump feed conveyors will be constructed to build the dump. A spreader conveyor will be used to direct and control the shape of the dump.

For dust suppression, a water spray system is to be provided. Fire protection system will also be installed as part of the total fire prevention system.

The rock dump conveyor draws from waste rock silo.

This silo has been planned to provide surge capacity for the decline belt. This capacity has been provided to ensure mining operations are not affected in the event that a failure or delay on the rock dump occurs.

18.5.2 Tailings

The tailings facility will have to cater for approximate 40 million m3 of Concentrator plant tailings. If a design height of 50m is assumed, the footprint for the dam will be about 1km2. Considering the latest legislation regarding tailings storage and the sensitivity of the Waterberg Area, the facility may have to be lined to prevent seepage into groundwater systems.

19   Market Studies and Contracts

19.1   Summary of available information concerning markets for the issuer’s production

The current commodity pricing and exchange rates are monitored and applied to the financial valuation to establish viability. The commodities to be produced have well established markets and market quotes.

19.2   Nature and material terms of any agency relationships

No Agency relationships established at this time.

19.3   Nature of any studies or analyses completed by the issuer, including any relevant market studies, commodity price projections

The 3 year trailing prices have been generally used for this study and a comparison was made to the spot price of the metals converted into local currency of the rand. The rand has been depreciating steadily against the US$. Interestingly, the spot price and rand creates a basket price of Pt Pd Au in rand very similar – within 3%, to the three year trailing average with a conservative rand exchange rate of 10 Rand to the US$. The project model is conservative since the rand is expected to weaken and long term consensus on the metals prices are higher than the spot prices. Refer Table 30 and Table 31

Table 30 Metals spot price

	Current/Spot	3 Year Trailing Average
Platinum (US$ / oz)	1,380.00	1,586.06
Palladium (US$ / oz)	708.00	701.04
Gold (US$ / oz)	1,259.00	1,548.84
Copper (US$ / lb)	3.25	3.58
Nickel (US$ / lb)	6.51	8.35
R/US$	11.13	10.00

Table 31 Metals basket price

Basket Price		Current Spot	3 Year Trailing Average
T Zone	$/oz	1,014.40	1,129.60
	R/oz	11,290.25	11,296.00
F zone	$/oz	934.83	1,005.23
	R/oz	10,404.62	10,052.33
Super F Zone	$/oz	934.68	1,005.03
	R/oz	10,402.99	10,050.34
Total	$/oz	961.57	1,047.04
	R/oz	10,702.24	10,470.41

19.4   Product valuations and Market entry strategies

In the next phase of the Project Study, alternative Marketing Strategies to be investigated. The PEA study has been completed with a third party offtake to a smelter. The discount of 15% to gross revenue has been applied which is consistent with the Issuer’s experience at feasibility level study and in actual offtake negotiations for a good quality pgm concentrate in South Africa.

19.5   Product specification requirements

The concentrate production will be subject to the applicable specifications required by the smelter operation at the time of production. The concentrate has been modelled to be of good quality and grade with no significant penalty items. This is consistent with the early test work and more work will need to be done in order to receive proposed third party commercial terms.

19.6   Contracts material to the issuer that will be required for property development

19.6.1 Mining

•	Design houses responsible for Infrastructure design.
•	Earthworks and Construction Contracts.
•	Development Contracts.
•	Major equipment supply and Maintenance.

19.6.2 Concentrating

•	Design houses responsible for Infrastructure design.
•	Earthworks and Construction Contracts.
•	Procurement.
•	Major equipment supply and Maintenance.

19.6.3 Smelting

Contracts will be negotiated to provide the most cost effective mechanisms to enable the metals to reach the Markets.

19.6.4 Refining

Refining contracts will be considered when the decision has been made to “Toll Treat” or construct new smelter for the area.

19.6.5 Transportation

The transportation of concentrate is a significant component of the operating cost of the Mine. All viable scenario’s to be investigated in the next phase of the study.

20   Environmental Studies, Permitting, and Social or Community Impact

20.1   Results of any environmental studies and known environmental issues that could materially impact the issuer’s ability to extract the mineral resources or mineral reserves

It is understood that the Waterberg Area is environmentally sensitive. The environmental management plan will have to ensure that all relevant local and Regional Stakeholders are adequately consulted during the planning Phase of the Project.

20.2   Requirements and plans for waste and tailings disposal, site monitoring, and water management both during. Operations and post mine closure

Conceptual layouts have been generated for the placement of Key Infrastructure. Currently the emphasis is being placed on choosing areas for this infrastructure that would not affect the local communities in any way.

With reference to Infrastructure placement described in Section18, alternative areas are being considered as shown in Figure 76.

Figure 76 Additional Surface Areas being considered for Surface Infrastructure

20.3   Project permitting requirements, the status of any permit applications, and any known requirements to post performance or reclamation bonds

A high-level review of South African environmental legislation and associated regulations was undertaken. The proposed project activities were compared to the applicable South African legislation in order to determine which necessary permits and licenses will be required for the project.

20.3.1 South African Regulatory Framework

The legislation applicable to this project includes the following:

•	Conservation of Agricultural Resources Act, Act No. 43 of 1983;

•	Constitution of the Republic of South Africa, Act No. 108 of 1996;
•	Hazardous Substances Act, Act No. 15 of 1973 and applicable regulations;
•	Mine Health and Safety Act, Act No. 29 of 1996;
•	Mineral and Petroleum Resources Development Act, Act No. 28 of 2002 and applicable regulations;
•	National Environmental Management Act, Act No. 107 of 1998 and applicable regulations;
•	National Environmental Management: Air Quality Act, Act No. 39 of 2004;
•	National Environmental Management: Biodiversity Act, Act No. 10 of 2004;
•	National Environmental Management: Waste Act, Act No. 59 of 2008;
•	National Environmental Protected Areas Act, Act No. 57 of 2003;
•	National Forest Act, Act No. 84 of 1998;
•	National Heritage Resources Act, Act No. 25 of 1999;
•	National Water Act, Act No. 36 of 1998 and applicable regulations;
•	Promotion of Access to Information Act, Act No. 2 of 2000; and
•	Water Services Act, Act No. 108 of 1997.

In addition to national legislation listed above, the proposed project must comply with the relevant provincial legislation and local by-laws and departmental guidelines. These will be used to guide and inform the engineering design process. They may include, but are not limited to:

•	DEAT Air Quality Guidelines;
•	SANS 10103:2004 The Measurement and Rating of Environmental Noise with
Respect to Land Use, Health, Annoyance and to Speech Communication;
•	SANS 10286: Mine Residue Disposal, 1998 1st Edition;
•	SANS 1929:2005 Edition 1.1 – Ambient Air Quality Limits for Common Pollutants;
•	DWAF: Best Practice Guideline A4: Pollution Control Dams (PCD’s); August 2007
•	DWAF: Best Practice Guideline A5: Water Management for Surface Mines; July 2008;
•	DWAF: Best Practice Guideline G1: Storm Water Management; August 2006
•	DWAF: Best Practice Guideline G2: Water and Salt Balances; August 2006;
•	DWAF: Best Practice Guidelines G3: Water Monitoring Systems, July 2007;
•	DWAF Best Practice Guidelines G5: Water Management Aspects for Mine Closure; December 2008;
•	DWAF: Best Practice Guideline GH: Water Reuse and Reclamation, June 2006;
•	DWAF: Best Practice Guideline H1: Integrated Mine Water Management, December 2008;

•	DWAF: Best Practice Guidelines H2: Pollution Prevention and Minimisation of Impacts; July 2008;
•	DWAF: Minimum Requirements Guideline for the Handling, Classification and Disposal of Hazardous Waste, 1998;
•	DWAF: Minimum Requirements Guideline for Waste Disposal by Landfill, 1998;
•	DWAF: Minimum Requirements Guideline for the Water Monitoring at Waste Management Facilities;
•	SA Water Quality Guidelines – Aquatic Ecosystems, 1996; and
•	SA Water Quality Guidelines – Domestic Water Use, 1996.

20.3.2 South African Regulatory Requirements

In terms of South African legislation, the following authorisations may be required. Please note that this is a high level assessment and that an in-depth legal assessment will have to be undertaken during the Pre-Feasibility Study. Refer Table 32.

Table 32 South African Regulatory Requirements

Legislation	Requirement	Activity
Mineral and Petroleum Resources Development Act, Act No. 28 of 2002	39(1) Every person who has applied for a mining right in terms of Section 22 must conduct an Environmental Impact Assessment (EIA) and submit an Environmental Management Programme(EMPr).	All activities (mining and associated infrastructures)
National Environmental Management Act, Act No. 107 of 1998

A Basic Assessment must be undertaken for listed activities identified in GNR 544 and an Environmental Impact Assessment (EIA) and Environmental Management Plan (EMP) must be undertaken for listed activities identified in GNR 545. If activities are identified in both GNR 544 and 545, then an EIA and EMP must be undertaken. The potential activities triggered may include, but are not limited to:

All activities to be licensed will be identified in PFS when the full extent of activities is established. Activities will include those activities taking place at the proposed mine site as well as supporting linear infrastructures such as power lines, water pipelines and roads.

Legislation	Requirement		Activity
GNR 544
1.

The construction of facilities or infrastructure exceeding 1,000 metres in length for the bulk transportation of water, sewage or storm water - (i) with an internal diameter of 0,36 metres or more; or (ii) with a peak throughput of 120 litres per second or more, excluding where: (a) such facilities or infrastructure are for bulk transportation of water, sewage or storm water or storm water drainage inside a road reserve; or (b) where such construction will occur within urban areas but further than 32 metres from a watercourse, measured from the edge of the watercourse.

			•	19km water pipeline to the proposed project area from the nearest water pipeline (the existing pipeline is planned to be extended and should be 19km away from the project site by 2018)
2.

The construction of facilities or infrastructure for the transmission and distribution of electricity - (i) outside urban areas or industrial complexes with a capacity of more than 33 but less than 275 kilovolts.

			•	28km power line from a proposed 132kV Eskom power line at Knobel to the proposed project area as well as transformers.
3.

The construction of facilities or infrastructure for the off-stream storage of water, including dams and reservoirs, with a combined capacity of 50,000 cubic metres or more, unless such storage falls within the ambit of activity 19 of Notice 545 of 2010.

Various dams for dirty and clean water storage.
4.

The construction of facilities or infrastructure for the storage, or for the storage and handling, of a dangerous good, where such storage occurs in containers with a combined capacity of 80 but not exceeding 500 cubic metres.

			•	Quantities of dangerous goods are yet undetermined, but this activity might be triggered.
5.

The construction of a road, outside urban areas (i) with a reserve wider than 13.5 meters or; (ii) where no reserve exists where the road is wider than 8 metres; or (iii) for which an environmental authorisation was obtained for the route determination in terms of activity 5 in Government Notice 387 of 2006 or activity 18 in Notice 545 of 2010.

			•	New haul roads and access roads will have to be constructed.
	6.	Any process or activity identified in terms of section 53(1) of the National Environmental Management: Biodiversity Act, 2004 (Act 10 of 2004).	•	The site is situated in the Waterberg and proposed activities may have impacts on

Legislation	Requirement		Activity
GNR 544
1.

The construction of facilities or infrastructure for the storage, or storage and handling of a dangerous good, where such storage occurs in containers with a combined capacity of more than 500 cubic metres.

			•	Quantities of dangerous goods are yet undetermined, but this activity might be triggered.
	2.	The construction of facilities or infrastructure for the transmission and distribution of electricity with a capacity of 275 kilovolts or more, outside an urban area or industrial complex.	•	28km power line from a proposed 132kV Eskom power line at Knobel to the proposed project area as well as transformers.
3.

The construction of railway lines, stations or shunting yards, excluding - (i) railway lines, shunting yards and railway stations in industrial complexes or zones; (ii) underground railway lines in a mining area; and (iii) additional railway lines within the reserve of an existing railway line.

			•	Processed ore may be transported by railway lines to smelting plants.
4.

Physical alteration of undeveloped vacant or derelict land for residential retail, commercial, recreational, industrial or institutional use where the total area to be transformed is 20 hectares or more.

			•	Clearing of areas for the mining infrastructure and related infrastructures.
National Environmental Management: Waste Act, Act No. 59 of 2008	The potential activities triggered may include, but are not limited to:		All activities to be licensed will be identified in PFS when the full extent of activities is established.
Category A Storage of waste
1.

The storage, including the temporary storage, of general waste at a facility that has the capacity to store in excess of 100m3 of general waste at any one time, excluding the storage of waste in lagoons.

			•	Quantities of hazardous waste are yet undetermined, but this activity might be triggered.
2.

The storage including the temporary storage of hazardous waste at a facility that has the capacity to store in excess of 35m3 of hazardous waste at any one time, excluding the storage of hazardous waste in lagoons.

			•	Quantities of hazardous waste are yet undetermined, but this activity might be triggered.
	3.	The storage of waste tyres in a storage area exceeding 500m2 .	•	Quantities of waste tyres are yet undetermined, but this activity might be triggered.
National Water Act, Act No. 36 of 1998	An Integrated Water Use License (IWUL) for the following water uses:		All activities to be licensed will be identified in PFS when the full extent of activities is

Legislation	Requirement		Activity
established.
	•	21(a) Taking water from a water resources	•	Water being extracted from boreholes for potable or process water.
	•	21(b) Storing of water	•	Clean and dirty water being stored in various dams
	•	21(c) Impeding or diverting the flow of water in a watercourse	•	It is as yet unknown if the proposed activities will have an impact as per this section. This will be identified during specialist investigations.
	•	21(g) Disposing of waste in a manner which may detrimentally impact on a water resource	• • • • •	Tailings facilities Dirty water dams Sewerage facilities Water treatment facilities Waste rock dumps
	•	21(i) Altering the bed, banks, course or characteristics of a watercourse	•	It is as yet unknown if the proposed activities will have an impact as per this section. This will be identified during specialist investigations.
	•	21(j) Removing, discharging or disposing of water found underground if it is necessary for the efficient continuation of an activity or for the safety of people	•	Water removed from underground mine workings.
National Forest Act, Act No. 84 of 1998	15 (1) No person may- (a) cut, disturb, damage or destroy any protected tree; except- (i) under a licence granted by the Minister		Clearing of area for proposed activities may require the removal of protected species.
National Heritage Resources Act, Act No. 25 of 1999

In terms of sections 35 and 36 no person may, without a permit issued by the responsible heritage resources authority destroy, damage, excavate, alter, deface or otherwise disturb any archaeological or paleontological site or any meteorite or burial grounds.

Heritage resources may be identified during a heritage resource impact assessment which may require removal.

20.3.3 Other Requirements

Project financing, a method of funding in which the lender looks primarily to the revenues generated by a single project both as the source of repayment and as security for the exposure, plays an important role in financing development throughout the world. Project financiers may encounter social and environmental issues that are both complex and challenging, particularly with respect to projects in the emerging markets.

The Equator Principles Financial Institutions (EPFIs) have consequently adopted principles in order to ensure that the projects financed are developed in a manner that is socially responsible and reflect sound environmental management practices. By doing so, negative impacts on project-affected ecosystems and communities should be avoided where possible, and if these impacts are unavoidable, they should be reduced, mitigated and/or compensated for appropriately.

When a project is proposed for financing, the EPFI will, as part of its internal social and environmental review and due diligence, categorise such project based on the magnitude of its potential impacts and risks in accordance with the Performance Standards on social and environmental sustainability of the International Finance Corporation (IFC). The performance standards which will have to be adhered to for this project will include:

1.	Assessment and Management of Environmental and Social Risks and Impacts
2.	Labour and Working Conditions
3.	Resource Efficiency and Pollution Prevention
4.	Community Health, Safety and Security
5.	Land Acquisition and Involuntary Resettlement
6.	Biodiversity Conservation and Sustainable Management of Living Natural Resources
7.	Indigenous Peoples
8.	Cultural Heritage

The various reports and specialist studies will have to incorporate these IFC Performance Standards.

20.3.4 Regulatory Process

The proposed process to follow to achieve the relevant authorisations is divided into the various project phases.

20.3.4.1 Prefeasibility Phase

During the Pre-Feasibility Phase it is recommended to start initiating certain baseline specialist studies. These studies will help determine the no-go areas in terms of the location of surface infrastructures. These could include but are not limited to:

•	Biodiversity Baseline Assessment
•	Surface Water Delineation Assessment
•	Heritage Assessment (archaeology and palaeontology)

Furthermore, it is recommended that an in-depth legal assessment be undertaken to ensure that when applications for authorisations are made, no listed activities are overlooked, and thereby avoiding any potential amendments to the applications.

20.3.4.2 Feasibility Phase

During the Feasibility Phase, the environmental authorisation process is initiated. The following reports will be generated:

MPRDA Process:

Scoping Report

Environmental Impact Assessment and Environmental Management Programme Report

NEMA EIA and NEM:WA Waste License Application Process

•	Scoping Report
•	Environmental Impact Assessment
•	Environmental Management Plan

Integrated Water Use License Application

Specialist studies will have to be undertaken which will feed into the various reports. These could include but are not limited to:

•	Biodiversity Impact Assessment (this includes fauna, flora and wetlands)
•	Ecological Goods and Services
•	Air Quality Impact Assessment
•	Surface Water Impact Assessment
•	Groundwater (Hydrogeology) Impact Assessment
•	Soil, Land Use and Land Capability Impact Assessment
•	Heritage Impact Assessment (archaeology and palaeontology)
•	Noise and Vibration Impact Assessment
•	Visual Impact Assessment
•	Social and Economic Impact Assessment
•	Radiation Impact Assessment
•	Traffic Impact Assessment
•	Closure Costing and Rehabilitation Assessment

20.3.5 Timeframes

The application processes are generally run concurrently to maximise efficiency and reduce the need to duplicate work unnecessarily. Due to discrepancies in timeframes between various authorisation processes, in particular between the NEMA and MPRDA processes, the concurrent processes need to be scheduled very carefully. The schedule itself will be determined during the PFS. Figure 77 presents the probable timeline for the various processes

Figure 77 Summary of key Application Processes

20.3.5.1 NEMA timeframe: Approximately 18 months

This process can take between 18 and 24 months before authorisations are issued and no activities may commence before the granting thereof. There are no timeframes for how soon the Scoping Report and EIA and EMP have to be submitted, but the public and authority review periods are stipulated.

•	Draft scoping report –approximately 2 months
•	Public review – 40 days. No consultation may take place during public holidays and school holidays.
•	Final Scoping report – approximately 1 month
•	Scoping authority review period – 30 days
•	Draft EIA report – approximately 6 months
•	Public review – 40 days. No consultation may take place during public holidays and school holidays.
•	Final EIA report – 2 month
•	Authority review period – minimum 90 days

20.3.5.2 DMR timeframe: 10 months

The timeframes are stipulated in the MPRDA.

•	Scoping report to be submitted within 30 days of acceptance of mining right application.
•	EIA and EMPr to be submitted within 180 days (6 months) of acceptance of mining right application.
•	Authority review period – 120 days

Due to the short timeframes for the generation of these reports, the NEMA process is initiated first.

20.3.5.3 IWUL Timeframe

There are no timeframes in terms of obtaining an IWUL and these can take a few years to obtain.

20.3.5.4 Specialist Studies Timeframes

Specialist timeframes vary from study to study but generally studies are done over a minimum 6 months period, especially for studies where dry and wet season data is required (e.g. biodiversity, surface and ground water studies).

20.3.5.5 Risks Associated with Timeframes

Risks that may be linked to timeframes include:

•

As the Mining Right Application would be submitted after the scoping process has been initiated, the risk is that the application may be rejected (if there is a prior application on the site) and the project being halted.

•

NEMA activities must commence within 3 years of the issuing of the authority, otherwise the authorisation will lapse. When a Mining Right is granted, ground- breaking must take place within a specified time-period or the right will be revoked. Delays in the issuing of the Water Use License could result in the NEMA authorisation lapsing and the Mining Right getting revoked.

It is therefore important for the various processes to be aligned and for the authorising departments to understand the scope and timeframes of the project.

20.4   Social or community related requirements and plans for the project

With reference to a Memorandum “Status of the Waterberg Community Project” written by Platinum Group Metals RSA (Pty) Ltd., a summary of current status is noted below.

The Waterberg Joint Venture Project will be operating primarily on two properties known as Ketting and Goedetrouw. If the Waterberg Extension area drilling continues to be successful the area for infrastructure considerations could be expanded to the northern area “Early Dawn” or other areas.

Ketting

The Ketting community bought their farm as different families and they have title deeds to prove ownership of the farm. There are about 2000 households in this farm.

They have in their leadership a Sub-Headman and Councillors who act as advisors to the sub-headman.

A Community Resolution was passed, informing Platinum Group Metals RSA (Pty) Ltd. that all matters relating to prospecting should be addressed with them only.

A prospecting forum was set up with the Community Leaders and good relations have been maintained.

Various Community Projects have been initiated, some of which include:

•	Provision of additional water supply boreholes.

•	Employment of community members where possible for security and work at drilling sites.

Goedetrouw

The Community is supportive of the project. The community elected a committee to administer their affairs. The Chairman together with committee members are the leaders of the community. This community is well structured and organised. There are about 1200 households.

In both Ketting and Goedetrouw, Prospecting Forums have been established. It works very well in terms of smoothing relations with the communities.

Persons from the Goedetrouw Community were also employed where possible for drill site activities.

Currently the relationship between the two Communities is stable.

20.5   Status of any negotiations or agreements with local communities

Negotiations with local Communities ongoing based on discussion under 20.4.

20.6   Mine closure (remediation and reclamation) requirements and costs

As the scope of the project, Proven Life of Mine, surface layouts, permissions and limitations have not been confirmed at this early stage of the Project, allowance for closure costs has been included in Financial Models.

21   Capital and Operating Costs

21.1   Project Capital cost

21.1.1 Scope of the Capital Estimate

This estimate covers all costs defined as capital expenditure associated with the project.

The base date for the estimate is Jan 2014.

The Project Work Breakdown Structure and components scope includes the following:-

Mining Services;

This area caters for:

•	Occupational Environmental
•	OE Equipment;
•	Ventilation Instruments;
•	Lamp room Equipment;
•	Water treatment and monitoring.

Mining Development;

This Mining development was calculated using the M2-4D schedule (Showing Metres, Units & m2) received from WorleyParsons RSA Mining Engineer and Mine Planner.

A summary of the mining development quantities are presented in Table 33, Table 34 and Table 35.

Table 33 Central Zone Decline Development Plan

Table 34 North Zone Development Plan

Table 35 T Zone Decline Development Plan

Development Equipment;

Trackless fleet as listed in 16.6.

Drilling;

The underground drilling components included in estimate are for:-

  Raise boring;
  Cover drilling;
  Exploration drilling;

A provision was included for Surface Exploration Drilling.

Engineering Infrastructure;

This area caters for all engineering infrastructure underground. It is divided into the following sub categories:

•	Electrical reticulation
•	The electrical reticulation caters for the feeder cables, switchgear, lighting, consumables and labour to fulfil the requirements on the project
•	Control and Instrumentation
•	Piping Services
•	Ventilation
•	Intake Airway
•	Return Airway
•	Emergency Surface diesel fan

•	Critical Spares
•	Secondary ventilation equipment
•	Auxiliary Ventilation equipment
•	Early warning System
•	Conveyor System
•	Water Handling
•	Clear Water dams
•	Settlers
•	Pump stations
•	Service bays
•	Rock Handling System

Surface Infrastructure;

This area caters for all engineering requirement on Surface. It is divided into the following sub categories: Eskom Main Supply Overland Lines Waterberg main substation

•	Power Supply
•	Water Supply
•	Roads and Infrastructure
•	Mine surface area
•	Surface Workshop
•	Training Centre
•	Contractors Building
•	Capital Yard
•	Explosives Off-Loading
•	Stores
•	Bus & Taxi Terminal
•	Compressor
•	Parking
•	Office Block
•	Lamproom & Crush
•	Changehouse
•	Control Room
•	Security
•	Instrumentation & IT

•	Portal construction
•	2 x 300 KTPM PGM Plant
•	Surface Conveyors
•	Tailings Storage Facility and Topsoil Stockpiles

Project Management;

The Project Management was divided between Project Team (Mine Project employees), Consultants and office equipment required. The cost was further also distributed between the Capital to First Production and the Sustaining Capital projects as dictated by the schedule

Contingencies;

Contingencies are calculated per SWP. No escalation was calculated on the contingencies. The following percentages were used per SWP:

1.1	-	Mining Services	(15%)
1.2	-	Mining Development	(15%)
1.3	-	Development Equipment	(15%)
1.4	-	Drilling	(15%)
1.5	-	Engineering Infrastructure	(15%)
1.6	-	Surface Infrastructure	(15%)
1.7	-	Project management	(15%)
1.8	-	Financial Cost	(15%)
1.10	-	Escalation	(0%)

Escalation.

The escalation was calculated on the real cost of the project excluding the contingencies. The incremental escalation used is 6.3 % as per the current CPI. The escalation was compounded from Jan 2014 (Base date). Escalation was reviewed as part of the project sensitivities and considered in the overall recommendation to proceed to the next stage but escalation was not considered in the base case model.

Table 36 Incremental & Compound Escalation

The capital budget excludes the following:

•	Overhead and shared management costs;
•	Study costs;
•	Taxes, Duties & Levies;
•	Mineral Rights;
•	Interest on capital loans;

•	Royalties, technology and license fees;
•	Operating costs;
•	Stay in business capital for the period of the project;
•	Replacement of Equipment;
•	Closure costs.

21.1.2 Capital Estimate Summary and Life of Mine Cash flow

A summary of the total Capital Cost split for Capital to first production and Sustaining Capital, for the Waterberg Project is shown in Table 37 (ZAR) and Table 38 (USD).

Table 37 PTM Waterberg Capital Cost Summary (ZAR)

Table 38 PTM Waterberg Capital Cost Summary (USD)

The Life of Mine Capital Expenditure Profile is shown in Figure 78 (ZAR) and Figure 79 (USD).

Figure 78 Capital Profile to first Production and Sustaining Capital (ZAR million)

Figure 79 Capital Profile to first Production and Sustaining Capital (USD million)

21.2   Project Operating cost

21.2.1 Executive summary

The OPEX costs estimates were compiled for the Waterberg Mine Design for Platinum Group Metals. The estimate was based on existing and historical information available for the Platinum operations, project data and industry benchmarks. The base currency was in ZAR and the base date for HR, production and financial data was January 2014. The OPEX section includes explanations of the methodology, data sources, the assumptions, the labour model, and a brief summary of the interim results. Labour was modelled based on labour suitable for the mining method for Mine Operations and Mine Engineering using existing benchmark rates and grade scales. This result was an input into the OPEX model. The OPEX model was composed of Mining costs, Engineering costs, Services costs, Management and Processing costs. The results of the OPEX estimation are direct inputs required for the Financial Valuation Model.

21.2.2 OPEX methodology

The derived result is based on a combination of current prices paid by the existing operation, Replacement equipment and SIBC estimates and benchmarked data from industry. The OPEX estimate is presented at a concept level of accuracy of 30%.

OPEX. Financial, Production, HR, Project data (Equipment replacement requirements) and benchmarked data were analysed and forecasted in order to populate the OPEX model.

21.2.2.1 Data Sources

Data for the OPEX estimation are listed below.

•	Mine Production plan – received in October 2013.
•	Mechanised equipment data for Development and Stoping.
•	Equipment availability and utilization.
•	Labour requirements for the production plan.
•	Latest labour rates benchmarked against industry average.

21.2.2.2 Assumptions

The base date of the operating cost estimate is January 2014. The currency of the estimate is South African Rands (ZAR). Depreciation was excluded from this preliminary exercise.

Fixed Variable Split

The fixed-variable splits are listed in Table 39.

Table 39 Fixed-Variable Split Percentages

Cost Centre	Fixed Cost Percentage Split	Variable Cost Percentage Split
LOM Average	63%	37%
Steady State Average	64%	36%

21.2.3 Operating costs

21.2.3.1 Mining

The following production and development costs were variable costs. The development rate of R472.29 ($47.23) and R3 374.26 ($337.43) was used for ore development metres which were arrived at using industry benchmarks. The stoping rates were based on industry benchmarked stope tonne data with rates of R5.70/t ($0.57/t) for explosives, R28.88/t ($2.89/t) and R30.62/t ($3.06/t) for mining stores being used respectively. The stores were mainly made up of drill steel, explosive accessories, pipes and cement.

Engineering stores rates of R5.28 ($0.53/t) per total ore tonne were used made up of mainly cabling.

21.2.3.2 Equipment

Table 40 summarises the equipment requirements for the mine.

Table 40 Summary of Equipment requirements

The labour complement for mechanised mining is a function of the size of fleet, with labour varying annually with fleet levels. The calculation of fleet levels included assumed values for availability of 75% and the effective machinery utilisation of 85%, resulting in 374.0 engine hours/month per unit on the two shift roster:

Table 41 Summary of Equipment availability and utilization

In the fleet calculations, the efficiency factor of 85% is used and the operator inefficiency is accounted for in the traveling and set up times to account for operator inefficiencies and rework. The maintenance cost was estimated at R451 ($45.10) per engine hour and the tyres at R45 000 ($4 500) per tyre replacing the tyres every 1 800 engine hours. Diesel was arrived at using R13.50/litre ($1.35/litre) using an average consumption of 20l per engine hour. Lubrication was allowed for at 33% of all diesels consumed. R27/t ($2.7/t) is also allowed for in the OPEX model equipment replacement over the life of the mine.

21.2.3.3 Other Mining and Processing Costs

A rate of R5/tonne/km ($0.50/tonne/km) travelled was used to estimate the Hired Transport –Material Handling Variable Cost for ore transport from Waterberg to Polokwane +- 130km one way. No smelter costs have been planned in the OPEX model.

The cost for the processing plant was estimated at R110.98/t ($11.09/t) which includes electric power of 29 750Kwh at a rate of R0.82c ($0.082c) per Kwh. This estimate was obtained from WorleyParsons RSA Processing department

21.2.3.4 Services and Utilities

Electric power was budgeted at 85 000Kwh of which 65% is for mining and 35% for processing. A rate of R0.82/Kwh ($0.082/Kwh) was used to arrive at the electricity consumption costs. Water usage was estimated at 26 000m3 litres per day using a rate of R5.70/m3 litres ($0.57/m3 litres).

The following is a break-down of the Services, Management, Technical & Admin allowed in the OPEX model.

21.2.3.5 Environmental, H/O costs and SIBC

A total of has been allowed for environmental costs. 1% of operating cost has been allowed for as head office costs which is in line with industry norms. Stay in business capital was allowed for at 3% of Direct costs.

Table 42 Summary of Services costs

Table 43 Summary of Management, Technical & Admin costs

21.2.4 Labour methodology

The Table below shows the rates used in deriving the labour costs. 17% absenteeism was allowed for in the OPEX model for labour categories B level and lower. It was assumed that production shortages would be covered by overtime for labour categories C level.

Table 44 Summary of Mine Operations Labour rates

The labour teams and complements have been derived from first principles based on the mining method and degree of mechanisation. The labour derivations for the Mining Operations and Mining Engineering are summarised in Table 45, Table 46 and Table 47. The labour was arrived from multiplying the complements with the rates.

Table 45 Summary of Mine Operations Labour by Category

Table 46 Summary of Mine Engineering Labour by Category

Table 47 Summary of Mine Management, Technical & Admin Labour by Category

21.2.4.1 Environmental, H/O costs and SIBC

A total of R28.5 million ($2.85 million) has been allowed for environmental costs. 1% of operating cost has been allowed for as head office costs which is in line with industry norms. Stay in business capital was allowed for at 3% of Direct Costs.

21.2.5 Results summary

The OPEX results in Figure 80 and Figure 81 indicate the Direct cost R/ROM Tonne over the LOM.

Figure 80 OPEX vs Production for LOM (ZAR)

Figure 81 OPEX vs Production for LOM (USD)

Figure 82 (ZAR) and Figure 83 show the Direct costs composition over LOM.

Figure 82 Direct cost composition (ZAR)

Figure 83 Direct cost composition (USD)

22   Economic Analysis

22.1   Statement of and justification for the principal assumptions

22.1.1 Valuation method and scope

A financial model compiled by WorleyParsons RSA for the Waterberg project has been used to forecast net present values (NPVs) at a range of real discount rates, as well internal rates of return (IRR). The financial model assumes that concentrate is produced by Waterberg and processed at refinery terms incorporated into the valuation, by a third party refinery.

The methodology which has been applied in the financial model is to forecast annual project turnover, operating costs, capital expenditure, state royalties, ordinary company tax and withholding tax, thereby producing a cash flow forecast for the project.

100% ownership of the Waterberg project is assumed. Cash flows have been discounted back to 1st January 2014 and NPVs expressed in 1 January 2014 money terms. Cash flows have been forecast on an annual basis, and each year’s cash flow is deemed to have occurred on 1 January of that year (mid period discounting).

Refinery terms, metal prices, exchange rate and inflation rate forecasts used were approved by the Client, while technical inputs were supplied by WorleyParsons RSA (production and grade schedules, recoveries and costs). Costing inputs were provided in 1 January 2014 money terms.

The inputs to the financial model are dependent, inter alia, on the accuracy of the assumptions underpinning the technical and economic inputs to this analysis. These are linked to the completeness of the information made available by the Client. The model is a forward-looking exercise and is hence reliant on assumptions which are not established fact, being subject to revision as more detailed information becomes available and as circumstances change.

Calculations have been made in real money terms. Bottom line cash flows have however been adjusted back into 1 January 2014 money terms, and real terms discount rates have been applied to these cash flows to derive a range of NPVs. A range of real discount rates has been applied so that the Client can select the appropriate cost of capital.

The following financial aspects were established during the PEA:

•	Business planning rates and assumptions applied.
•	Investment Evaluation and Financial Analysis.
•	Cash Flow forecast.

22.1.2 Selected assumptions

Below are the salient metal prices used in the financial model. The prices are based on the three year trailing prices for the base model.

Table 48 Metal prices

In the Base Case the Bank of Montreal (BMO) three year trailing prices were used with the rand fixed at R/US$10, no escalation was added to the metal prices, OPEX and CAPEX. This assumes that if there is cost escalation that the uncounted rand devaluation from R/US$10 will look after it to neutral. The 2014 real money terms cash flows were discounted by 7.5% and 10% in the financial model to arrive at the NPVs and IRRs.

Table 49 Price lines over LOM

22.1.3 Financial Model Production Schedule scenario

A summary of the Life of Mine Production Schedule is shown in Table 50

Table 50 Life of Mine Production Schedule

22.2   Cash flow forecasts on an annual basis using mineral reserves or mineral resources and an annual production schedule for the life of project

The Un Escalated Metal Priceline Life of Mine Total Free Cash flow profile is shown in Figure 84.

Figure 84 Total Free Cash flow for Waterberg Project

Life of Mine Tonnage Profiles are shown in Figure 85, Figure 86 and Figure 87.

Figure 85 Life of Mine Profile Central F Mineralized Zone

Figure 86 Life of Mine Profile North F Mineralized Zone

Figure 87 Life of Mine Profile T Mineralized Zone

The Life of Mine oz. Profile is shown in Figure 88.

Figure 88 Total Platinum and Palladium oz. Profile by Zone

Figure 89 Total Platinum, Palladium and Gold oz. Profile

Figure 90 ZAR Contribution to Revenue (in millions)

Figure 91 USD Contribution to Revenue (in millions)

22.3   Net present value (NPV), internal rate of return (IRR) and payback period of capital with imputed or actual interest

The financial valuation scenarios tested using un-escalated metal price assumptions, refer to Table 51.

Table 51 Key Financial Indicators

Key Financial Indicators
	RAND	USD
Total Deposit oz. and tonnes	126 555 041	126 555 041
Total Pt oz.	3 381 234	3 381 234
Total Pd oz.	6 901 055	6 901 055
Total Au oz.	1 127 123	1 127 123
Total Cu tonnes	97 503	97 503
Total Ni tonnes	121 209	121 209
Direct Costs in ZAR/t and USD/t	362.51	36.25
Processing	112.20	11.22
Transport	89.24	8.92
Production costs	563.95	56.40
Operating Cost ZAR/t and USD/t	500.71	50.07
Operating Cost $/oz	555.40	555.40
Operating Cost net by-product per tonne	331.91	33.19
Equipment replacement per tonne	27.00	2.70
SIBC of OPEX 3% (1000)	1 309 684	130 968
Total Capital - Nominal (in thousands)	28 715 411	2 871 541
Capital to Full Production (in thousands) *	11 773 533	1 177 353
Sustaining Capital (in thousands) *	6 050 762	605 076
Base Case - Un-escalated		-
Cash flow Pre Tax (in millions)	29 049	2 905
Cash flow Post Tax (in millions)	20 851	2 085
NPV @ 7.5% Pre Tax (in millions)	8 047	805
NPV @ 7.5% Post Tax (in millions)	5 088	509
IRR% Pre Tax	16.4%	16.4%
IRR% Post Tax	14.0%	14.0%
Source: WorleyParsons RSA Feb 2014

* These numbers are in January 2014 money terms

In the Base Case the BMO three year trailing prices were used with the rand fixed at ZAR/USD exchange rate of 10. No escalation added to the metal prices, Opex and Capex.

This assumes that if there is cost escalation that the uncounted rand devaluation from ZAR to USD will neutralise the escalation effect. The 2014 real money terms cash flows were discounted by 7.5% and 10% in the financial model to arrive at the NPVs and IRRs.

Taxes and Royalties were calculated on RSA beneficiation and legislation. The results of Base Case model were a NPV @ 7.5% of R5 088 million ($509 million) and IRR % of 14.0% post tax.

No escalation is added to real values of product prices, OPEX and CAPEX. This will only be done once in pre-feasibility stage. Tax has been calculated at 28% of taxable income.

The real costs in the Cost Models are linked to the financial model and the NPV and IRR post tax are then calculated from the Real values. Stay in business capital is allowed at 3% of production cost.

22.4 Taxes, royalties, and other government levies or interests applicable to the mineral project or to production, and to revenue or income from the mineral project

Royalty is based on calculation shown in Figure 92.

Figure 92 Royalty Calculation

22.5   Sensitivity or other analysis using variants in commodity price, grade, capital and operating costs

The sensitivity analyses (Figure 93 , Figure 94 and Figure 95) show the effect of an increase or decrease of 5%, 10% or 15% in the following factors: Revenue, Capital Expenditure (CAPEX) and Production Cost (OPEX). This calculation is linear and calculated for the individual factor changes, i.e. change one factor assuming other factors remain constant From both figures it can be seen that the Project is most sensitive to Revenue, i.e. oz. recovered (which is linked to Value (grade)) and Metal Price.

Figure 93 NPV Sensitivity (ZAR)

Figure 94 NPV Sensitivity (USD)

Figure 95 Base Case IRR Sensitivity

Table 52 shows the effect of the Rand devaluation against the US$ on the financials when prices escalate by USA CPI of 2% per annum starting with the BMO three year trailing price, OPEX and CAPEX escalate by RSA CPI of 6% pa (“Case B”). Calculations have been made in nominal terms (money of the day). Bottom line cash flows have however been adjusted back to 1 January 2014 money terms using RSA CPI of 6% pa, and real terms discount rates have been applied to these cash flows to derive a range of NPVs and IRRs.

Table 52 Rand US$ Sensitivity

22.6   Significant parameters and the impact of the results

22.6.1 Cost Models

As further studies develop, new Business Planning information must be assimilated into the Cost Models. Once the project reaches Feasibility stage, a very detailed, almost zero-base, Cost Model (i.e. few rates-based entries) should be devised and an expanded Financial Analysis (e.g. using @Risk software) should be done.

23   Adjacent Properties

Numerous mineral deposits have been outlined along the Northern Limb of the Bushveld Complex. Kenneth Lomberg, the qualified person for this section, has been unable to verify the information on these deposits which is not necessarily indicative of the mineralization on the property that is the subject of this technical report. The T – layers on the Waterberg Joint Venture Project are in a different position in the North Limb geology as reported at the other deposits and the T reefs have distinctively different metal ratios with elevated gold values compared to the reported other deposit grades. The F - Zones have some similarities to the other North Limb deposits in metal prill splits however there may be distinct differences in the geological units containing the mineralization

23.1   The Pan Palladium/Impala Platinum Joint Venture

The Pan Palladium/Impala Platinum Joint Venture on the most northern farm on Platreef outcrop has reported resources of 50Mt at 1.19 g/t (2PGE + Au), 0.07% Ni, 0.21% Cu (Pan Palladium Annual Report, 2003). Kenneth Lomberg, the qualified person for this report, has been unable to verify the information which is not necessarily indicative of the mineralization on the property that is the subject of this technical report.

23.2   Mogalakwena Mine

Some 60km south of the project is the world’s largest opencast platinum mine, Mogalakwena Mine (formerly Potgietersrus Platinum Mine), which mines the Plat reef and produced 304,800 platinum ounces in 2012. The latest Mineral Resource and Reserve statement for Mogalakwena Mine is available on the website www.angloplatinum.com and Anglo Platinum Annual Report 2012. This mine is being expanded to 600,000 ounces per year in recent announcements by Anglo Platinum. Mechanization is a core part of the Anglo Platinum plans.

23.3   Akanani Project

Akanani Project majority held by Lonmin which is downdip of the Anglo Platinum Mogalakwena Mine, is an exploration project with studies continuing to develop it into a viable operation. Information pertaining to this project including the latest mineral resource and reserve statement are available on the Lonmin website (www.lomin.com) and in their latest Annual Report 2012.

Boikgantsho Project

Located on the northern limb of the Bushveld Complex, and adjacent to Anglo Platinum’s Mogalakwena Mine, this project was acquired through a land acquisition by Atlatsa Resources (formerly Anooraq Resources) in 2000 and a joint venture with Anglo Platinum in 2004. Historically, exploration drilling has been conducted at the project site which has led to the estimate of indicated and inferred Mineral Resources. A preliminary economic assessment was completed in 2005; the results of this work showed that the project warrants further investigation.

Details of the project as well as mineral resource and reserve information is available via the company website (www.atlatsaresources.co.za)

23.4 Harriet’s Wish and Aurora Projects

Sylvania Resources is undertaking exploration activities on the extreme northern end of the Northern Limb on the farm Harriet’s Wish which is adjacent to and contiguous with the southern boundary of the Waterberg Joint Venture Project. According to Sylvania, the northern portion of Harriet’s Wish is covered by the Waterberg Sediments and the boreholes have intersected PGM mineralisation with descriptions similar to that of mineralization found in the Waterberg Joint Venture Project. The author has not been able to verify this data. No mineral resource or reserve has been declared. (www.sylvaniaplatinum.com)

23.5 Platreef Project (Ivanplats)

The Platreef Project, is jointly owned by Ivanplats (90%) and a Japanese consortium of Itochu Corporation; JOGMEC and JGC Corporation (10%). The Platreef Project is a recently discovered underground deposit of thick, PGM-nickel-copper mineralization on the southern end of the Northern Limb of the Bushveld Complex (close to Mokopane). The Platreef Project hosts the southern sector of the Platreef on three contiguous properties: Turfspruit, Macalacaskop and Rietfontein.

Ivanplats has delineated a large zone of mineralization within the Platreef, which essentially comprises a steeply-dipping, near-surface mineralized area and a gently-dipping to subhorizontal (<15º) deeper zone from approximately 700m depth downward (the “Flatreef”). The mineralization is considered open for expansion along the southern and western boundaries of the Flatreef deposit. The northernmost property, Turfspruit, is contiguous with, and along strike from, Anglo Platinum's Mogalakwena group of properties and mining operations. A mineral resource and a mineral reserve have been declared. (www.ivanplats.com)

24   Other Relevant Data and Information

Some Sections of this report have associated appendices which have not been attached to or included in this report. The size of the electronic media files are prohibitively large to distribute widely.

25   Interpretation and Conclusions

25.1   Relevant results and interpretations of the information and analysis

Financial Valuation indicates a viable Project within a 30% level of confidence. Based on this, the way forward is to progress to the next level of study.

The Preliminary Economic Assessment, “PEA” suggests that the Waterberg Joint Venture could support a decline accessed mine with a 19 year life and steady state production averaging 655,000 ounces per year of platinum, palladium and gold.

Initial Capital to first production is estimated at ZAR 7917 million, USD 792 million, (10R/USD, fixed in the model, escalated rand costs throughout) and Peak Funding is estimated at ZAR 8853 million, USD 885 million at a life of mine average operation cost of ZAR501/t or USD555/oz. Sustaining Capital over the mine life beyond peak funding is estimated at ZAR 6051 million or USD 605 million.

25.2   Significant risks and uncertainties that could reasonably be expected to affect the reliability or confidence in the exploration information, mineral resource or mineral reserve estimates, or projected economic outcomes

25.2.1 Significant Risks

Significant Risks that will be studied at pre-feasibility include but are not limited to:

•

Geological risks associated with inferred resources that cannot be assumed to be economically viable, may never be upgraded or declared reserves and will require further confirmation drilling for consideration in a pre-feasibility study;

•	Geotechnical risks of the rock stability underground for the assumed mining method and extraction ratios;
•	Metallurgical and marketing risks for the proposed concentrate;
•	Social and permitting risk as the Project is held under a prospecting right and a mining right will need to be applied for;
•	The Project will require water, power and infrastructure. These are regionally available but will need to be secured;

•	Financing risk for a large Project and metals price risk combined with South African inflation and Rand exchange rate volatility, particularly as escalation was not used on costs and a fixed exchange rate was used; and
•	South African labour relations, training and availability.

25.2.2 Significant Opportunities

•	Optimization of the mine plan and the timing and sequencing of the capital investment into modules;
•	Optimization of the mine plan by grade as outlined by more drilling;
•	Expansion of the deposit down dip (T and F layers) and along strike (T layer); and
•	Consideration of the potential on the Waterberg Extension Permits for larger resources and scale to reduce fixed infrastructure costs.

25.3   Foreseeable impacts of these risks and uncertainties to the project's potential economic viability or continued viability

If the risks noted in Section 25.2.1 are not adequately addressed in the following study Phases of the Project, the Viability of the Project may be adversely effected.

26   Recommendations

26.1   Recommended work programs and a breakdown of costs for each phase

Technically WorleyParsons recommends that the Waterberg Joint Venture to proceed to the pre-feasibility stage.

Detailed work on the pre-feasibility work will commence in the near term and budgets and plans of the Waterberg Joint Venture will be provided shortly.

26.1.1 Work Supportive of Pre-Feasibility Study

To do this a number of field and analytical initiatives need to be undertaken to provide sufficient information to meet PFS requirements. These studies, in general, include:

• Mineral resource upgrade drilling, sampling and assaying to support a updated resource estimate that may potentially upgrade Inferred resources into Indicated or Measured resources to be used in the economics of the PFS;
• Trade-off Studies;
• Geotechnical test work;
• Metallurgical testing;
• Geochemical testing samples from waste rock, mineralized material, and metallurgicaltests (solids and liquids);
• Environmental data collection to continue the permitting process.

No one stage is contingent on the next and it is assumed the studies and drilling will be carried out concurrent with each other throughout 2014 and the estimated duration of the recommended pre-feasibility stage work is one year. At the conclusion of the study a decision will be made on scope of the next phase of work.

26.1.1.1 Environmental and permitting

The work proposed is summarised in Table 53.

Table 53 Environmental and Permitting related studies

Task	Deliverable
High Level Legal Recommendation and IFC Principles Action Plan	High level legal analysis incorporating latest IFC principles. The IFC requirements need to be identified prior to initiating the authorisation processes.
Enquire and appoint consultants for baseline studies	Environmental baseline studies:
• Biodiversity
• Heritage
Sensitivity and High Level Fatal Flaw Analysis	Sensitivity analysis identifying risks and no-go areas and high level fatal flaw analysis which will feed into the trade-off study

26.1.1.2 Geotechnical test work

Geotechnical test work proposed is listed in Table 54.

Table 54 Proposed Geotechnical Work

Task	Deliverable
Geotechnical logging of all relevant borehole core. Sampling. Data capturing.	Geotechnical logs.
Laboratory rock testing and analysis to characterise the rock mass.	Geotechnical core logging, rock mass classification and geotechnical report
Based on geotechnical logging results and proposed positions of declines / shafts, determinef the additional drilling program required to firm up on geotechnical and rock engineering design criteria. Identify any additional investigations that will add value to the project, e.g., geophysics	Report with recommendations for additional drilling and investigations
Geotechnical modelling	3-D Geotechnical model

26.1.1.3 Metallurgical test work

Metallurgical test work proposed is listed in Table 55

Table 55 Proposed metallurgical test work

Task	Deliverable
Assessment of available drill core samples	Determine what drilling needs to be take and size of sample required for test work
Bulk Sample in F zone, determine preferred method to obtain bulk sample	Determine volume of material required for Pilot plant operation.
Development of a test work program	A test work program and a scope of work for laboratories.
Compositing of samples for test work.
Interpretation of test work.	A metallurgical summary report
Determination of:	A Preliminary PDC developed
• Ore Hardness and Comminution Characteristics
• Ore Mineralogy
• Ore Variability
• Benchmarking against equivalent ore types
• Flotation Kinetics

26.1.1.4 Engineering trade-off studies, access logistical studies

Table 56 Proposed engineering trade-off studies, access logistical studies

Task	Deliverable
Desktop study (Aerialphoto interpretation and data collection) to do landform and geological characterization for the infrastructure areas and the access road.	Field Map showing geomorphology, geology and relief.
Field investigation to verify the landforms and to excavate trial pits per landform area to define the soil profiles for each landform. Asses available drill core and logs to define soil profile	Updated field map and soil profiles, test locations and samples collected.
Based on the data collected a geotechnical land use plan will be developed, this can be used to identify the best locations for the mine infrastructure as each have different foundation requirements.	Land Use Plan indicating geotechnical areas and suitable land use activities per area.
Geotechnical Assessment of different access route options. Desktop study (Aerial photo interpretation) followed by field investigation, option analysis and identification of borrow areas close to road at 4-5 km spacing	Field map showing geomorphology, relief, drainage and geology. Land use plan with the best options ranked (geotechnically) with potential quarry areas indicated.
Find potential quarry areas for construction materials (Aggregate and fill) for the infrastructure development.	Map indicating potential quary areas with list of materials available from each.
Laboratory testwork (Foundation indicators, CBR, strength of rock and soil and aggregate tests)	Evaluation of lab results to substantiate land use areas and material properties for construction materials.
Define strategy and options for the supply of power and water	Trade-off study for power supply options. Bankable plan with respect to provision of a reliable water supply.
Establish logistics models for future mining profiles (Arena )	Arena or similar logistics model which will be used as a tool for future project study phases.
Identify new technologies that may be applicable for the purpose of efficiency and costs reduction. (Value Engineering):	Trade-off studies identifying optimum design strategies for future study work.
• Tunnel Boring, Shaft sinking using vertical boring, trackless equipment options
• Power generation, housing construction, road construction
• Solar Water heating
• Communications
• Access control
• Power Factor correction, diligent sizing of motors and transformers

The estimated costs associated with the recommended work programs are presented in Table 57.

Table 57 Recommended Budget

Waterberg JV Project- Recommended Pre-Feasibility Stage Budget
	Cost Estimate
Description	Rand (ZAR)	Canadian dollars (CAN$)
Project engineering - Mine design	R6.0 million	$600,000
Engineering studies – Geotechnical	R4.0 million	$400,000
In house technical work – Costing and Geological modelling	R2.5 million	$250,000
Infill mineral resource upgrade diamond drilling (50,000m)	R100 million	$10,000,000
Engineering and geotechnical diamond drilling (4,000m)	R8.0 million	$800,000
Metallurgical Studies	R3.0 million	$300,000
Environmental studies and work	R1.5 million	$150,000
Contingency (20%)	R25 million	$2,500,000
Pre-Feasibility Stage Total	R150million	$15 million

27   References

  Barker OB, Brandl G, Callaghan CC, Erickson PG, van der Neut M. (2006). The Soutpansberg and Waterberg Groups and the Blouberg Formation. In Johnson MR, Anhasueer CR and Thomas RJ (Eds). The Geology of South Africa. Geological Society of South Africa. Johannesburg/Council of Geoscience, Pretoria, 301 – 318

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